Form 20-F
period 2011-06-30
Australia Acquisition Corp
filed 2011-09-28
CIK 1499593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from __________ to __________

Commission file number: 001-34959

AUSTRALIA ACQUISITION CORP.

(Exact name of Registrant as specified in its charter)

N/A

 (Translation of Registrant’s name into English)

Cayman Islands

 (Jurisdiction of incorporation or organization)

Level 11, 459 Collins Street, Melbourne VIC 3000

 (Address of principal executive offices)

E. Stephen Streeter, Telephone: (310) 201-7922, Facsimile: (310) 201-7990,
2001 Wilshire Blvd., Suite 400, Santa Monica, CA 90403

 (Name, telephone, E-mail and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Units consisting of one Ordinary Share, par value US$.001 per share, and one Warrant	Nasdaq Capital Market

Ordinary Shares, US$.001 par value per share	Nasdaq Capital Market

Warrants to purchase Ordinary Shares	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 8,533,333 ordinary shares, par value $0.001 per share, as of June 30, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐   No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as	Other ☐
issued by the International Accounting
Standards Board ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                               Yes ☒   No ☐

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company” or “the company” refer to Australia Acquisition Corp.;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“FPI” or “FPI status” refers to a foreign private issuer as defined by and determined pursuant to Rule 3b-4 of the Exchange Act;

•
“initial ordinary shares” refer to the 3,066,667 ordinary shares originally issued to Ziegler Asset Partners Trust for $25,000 on July 29, 2010, including 613,330 ordinary shares subsequently redeemed at nominal cost by us;

•
“initial public offering” refers to the initial public offering of 6,400,000 units on November 19, 2010, upon the consummation of which we received proceeds of $61.49 million net of the underwriters’ commissions of $1.76 million and offering costs and other expenses of approximately $750,000;

•
“initial shareholders” refer to Ziegler Asset Partners Trust, Mr. Peter Ziegler, Mr. Charbel Nader, Mr. Brett Chenoweth, Mr. E. Stephen Streeter, Prof. Ian Zimmer and Mr. Peter O’Brien, the beneficial holders of all of our initial ordinary shares;

•	“insider warrants” refer to the 8,000,000 warrants we sold privately to our management team simultaneously with the consummation of the initial public offering;

•	“management team” refers to all of our officers and directors;

•	“Companies Law” refers to the Companies Law (Revised) of the Cayman Islands;

•	“public shares” mean the ordinary shares issued in our initial public offering;

•
“public shareholders” mean the holders of the ordinary shares which were sold as part of the units offered by the initial public offering prospectus (whether purchased as part of the initial public offering or in the aftermarket) related to our initial public offering, including any of our initial shareholders solely to the extent that they either purchased units in the initial public offering or purchased units or ordinary shares in the aftermarket;

•	“public warrants” refer to the warrants sold as part of the units offered by the initial public offering prospectus related to our initial public offering;

•	“SEC” refers to the Securities and Exchange Commission;

•	“Securities Act” refers to the Securities Act of 1933, as amended.

•	“shareholders” mean the initial shareholders and the public shareholders;

•	“target business” refers to one or more operating businesses or assets which we may target for an initial business transaction;

•	“FINRA” refers to the Financial Industry Regulatory Authority;

•	“Companies Law” refers to the Companies Law (2010 Revision) of the Cayman Islands;

•	“$” refers to the U.S. dollar; and

•	“$AUD” refers to the Australian dollar.

Australia Acquisition Corp. is a newly-formed blank check company organized under the laws of the Cayman Islands as an exempted company with limited liability.  We are a development stage company with no revenues to date and we will not generate revenues, if at all, at the earliest, until after the consummation of a business transaction.  We were formed for the purpose of acquiring or acquiring control of one or more operating businesses or assets that we have not yet identified through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business transaction.  We are not limited to a particular industry, or geographic region for purposes of consummating an initial business transaction. Notwithstanding, we intend to focus on operating businesses that have their primary operations located in the Commonwealth of Australia.  We believe that we are the first blank check company with a stated focus on seeking a business transaction with an operating business in Australia.

On November 19, 2010, we closed our initial public offering of 6,400,000 units with each unit consisting of one ordinary share and one warrant, each to purchase one ordinary share at an exercise price of $11.50 per share.  The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $64,000,000.

Simultaneously with the consummation of our initial public offering, we consummated the private sale of 8,000,000 insider warrants to the company’s executive officers and directors at a price of $0.50 per warrant, generating total proceeds of $4,000,000.

An aggregate of $64,640,000 of the proceeds of our initial public offering and the private sale of the insider warrants was placed in a trust account at J.P. Morgan Chase Bank N.A., maintained by Continental Stock Transfer & Trust company, acting as trustee.

We are not presently engaged in, and we will not engage in, any substantive commercial business until we consummate a business transaction.  We intend to utilize our cash, including the funds held in the trust fund, capital stock, debt or a combination of the foregoing in effecting a business transaction.

We will have until August 15, 2012 to consummate a business transaction.  Pursuant to our articles of association, as amended, if we fail to consummate a business transaction by August 15, 2012, our corporate existence will cease except for the purpose of winding up our affairs and liquidating.

For further information, see the Part I, Item 4, “Information on the Company.”

Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. The words “believe,” “expect,” “anticipate,” “project,” “target,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. Such statements include, among others, those concerning our expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. These statements are based on the beliefs of, as well as assumptions made by, our management and information currently available to us and reflect our current view concerning future events. As such, they are subject to risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among many others: our ability to consummate a successful business transaction; uncertainty of capital resources; the speculative nature of our business; our ability to successfully implement new strategies; present and possible future governmental regulations; operating hazards; competition; the loss of key personnel; any of the factors in the “Risk Factors” section of this annual report; other risks identified in this annual report and any statements of assumptions underlying any of the foregoing. You should also carefully review other reports that we file with the SEC. We assume no obligation, and do not intend, to update these forward-looking statements, except as required by law.

All statements other than statements of historical facts are forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this annual report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.	KEY INFORMATION.

A. Selected Financial Data

The selected financial information set forth below has been derived from our audited financial statements for the period from July 29, 2010 (inception) to June 30, 2011 and as of June 30, 2011. The information is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein.  The financial results should not be construed as indicative of financial results for subsequent periods.  See Part I, Item 4, “Information on the Company” and Part I, Item 5, “Operating and Financial Review and Prospects.”

Selected Financial Data
(Expressed in United States Dollars)

Period from July 29, 2010 (inception) to June 30, 2011

Statement of Operations Data:
Formation costs and operating expenses, net of interest income	$(234,508)

Net loss applicable to ordinary shareholders	$(234,508)

Net loss per ordinary share:
Basic and diluted	$—

Weighted average ordinary shares outstanding
Basic and diluted

As of June 30,
2011
Balance Sheet Data:
Total assets	65,334,227
Total liabilities	59,550,480
Total shareholders’ equity	5,783,747

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our securities involves a high degree of risk.  You should consider carefully all of the risks described below, together with the other information contained in this annual report before making a decision to invest in our units.

Risks Related to Our Business

We are a development stage company with no operating history and no revenues and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objective.

We are a development stage company with nominal assets and no operating results to date. Therefore, our ability to commence operations is dependent upon obtaining financing through the public offering of our securities. Because we do not have an operating history, you will have no basis upon which to evaluate our ability to achieve our business objective, which is to acquire one or more businesses. We do not have any specific merger, capital stock exchange, asset acquisition, stock purchase or other similar business transaction under consideration and we have neither identified nor been provided with the identity of any potential targets.  We have not conducted any discussions and we have no plans, arrangements or understandings with any prospective acquisition candidates and may be unable to complete a business transaction. We will not generate any revenues until, at the earliest, after the consummation of a business transaction. We cannot assure you as to when, or if, a business transaction will occur.

Although we may seek shareholder approval before effecting our initial business transaction, our public shareholders may not be afforded an opportunity to vote on our proposed business transaction in accordance with certain Nasdaq listing rules.

We may seek shareholder approval before effecting our initial business transaction regardless of the type of transaction it is, even if the initial business transaction would not ordinarily require shareholder approval under applicable law and regardless as to whether we are subject to the Nasdaq listing rules at such time.  Notwithstanding, in accordance with certain Nasdaq listing rules, unless we would be required by law or we decided for other legal or business reasons, we may consummate our initial business transaction without seeking shareholder approval.  Accordingly, in such event we may consummate our initial business transaction even if holders of a majority of our public shares do not approve of the business transaction we consummate.

Your only opportunity to affect the investment decision regarding a potential business transaction will be limited to the exercise of your right to redeem your ordinary shares from us for cash, unless we seek shareholder approval of the business transaction.

At the time of your investment in us, you will not be provided with an opportunity to evaluate the specific merits or risks of one or more target businesses or assets. Since our board of directors may consummate a business transaction without seeking shareholder approval, public shareholders may not have the right or opportunity to vote on the business transaction, unless we seek such shareholder vote.  Accordingly, your only opportunity to affect the investment decision regarding a potential business transaction may be limited to exercising your redemption rights within the period of time set forth in our tender offer documents mailed to our shareholders in which we describe our business transaction.  In addition, your election to exercise your redemption rights could still be rejected if holders of 92% or more of our public shares elect to exercise their redemption rights, or if, as a condition of the consummation of the business transaction, we are required to meet a certain minimum valuation.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances.

Our public shareholders will be entitled to receive funds from the trust account only upon the earlier to occur of: (i) our consummation of a business transaction, and then only in connection with those ordinary shares that such shareholder properly elected to redeem, subject to the restrictions described in the initial public offering prospectus or (ii) our liquidation. Our initial shareholders will receive funds from the trust account if they purchased ordinary shares in the initial public offering or in the aftermarket and then only upon our liquidation.  In no other circumstances will a shareholder have any right or interest of any kind in the trust account.

If we are unable to consummate a business transaction, our public shareholders will be forced to wait at least until August 15, 2012 before receiving distributions from our trust account.

We have until August 15, 2012 to complete a business transaction.  We have no obligation to return funds to investors prior to such date unless we consummate a business transaction prior thereto and only then in cases where investors have properly sought redemption of their public shares. Only after the expiration of the full time period will public shareholders be entitled to liquidation distributions if we are unable to complete a business transaction. Accordingly, investors’ funds may be unavailable to them until after such date.

We may not be able to consummate a business transaction within the required time frame, in which case, we would be forced to liquidate our assets.

Pursuant to our memorandum and articles of association, as amended, we have until August 15, 2012 to complete our initial business transaction.  If we fail to consummate our initial business transaction within the required time frame, we will, in accordance with our memorandum and articles of association, as amended, dissolve, liquidate and wind up. The foregoing requirements are set forth in our memorandum and articles of association, as amended, and may not be amended prior to our initial business transaction unless we obtain the consent of 66⅔% of our shareholders.

If the net proceeds of the initial public offering available to us outside of the trust account are insufficient to allow us to operate until August 15, 2012, we may be unable to complete a business transaction.

The net proceeds of the initial public offering available to us outside of the trust account is $800,000, plus any amounts that we need to pay our income or other tax obligations or that may be released to us to fund our expenses relating to investigating and selecting a target business and other working capital requirements, which will be funded solely from interest earned on the trust account balance, net of taxes payable on such interest. Our board of directors will review and approve all significant expenditures by the company. We believe that the funds available to us will be sufficient to allow us to operate until August 15, 2012, assuming that a business transaction is not consummated during that time. However, we cannot assure you that our estimates will be accurate. We may request the release of such funds for a number of purposes that may not ultimately lead to a business transaction. For instance, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment with respect to a particular proposed business transaction, or enter into a letter of intent pursuant to which we pay for the right to receive exclusivity from a target business or we may be required to forfeit funds (whether as a result of our breach or otherwise). In any of these cases, or in other situations where we expend the funds available to us outside of the trust account for purposes that do not result in a business transaction, we may not have sufficient remaining funds to continue searching for, or to conduct due diligence with respect to, a target business, in which case we would be forced to obtain alternative financing or liquidate.

The current low interest rate environment or a further decline in interest rates could limit the amount available to fund our search for a target business or businesses and complete our initial business transaction since we will depend on interest earned on the trust account to fund our search, to pay our taxes and to complete our initial business transaction.

Of the net proceeds of the initial public offering, only $800,000 will be available to us initially outside the trust account to fund our working capital requirements. Together with this sum, we will depend on sufficient interest being earned on the proceeds held in the trust account to provide us with additional working capital we may need to identify one or more target businesses and to complete our initial business transaction, as well as to pay any taxes that we may owe. The proceeds held in the trust account will be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds that invest solely in such treasury bills. As of June 30, 2011, the interest rates on these types of government securities were in the range of approximately 0% to .001% and interest rates on these types of money market funds were in the range of approximately 0% to .001%.  A substantial decline in interest rates may result in our having insufficient funds available with which to structure, negotiate or close our initial business transaction. In such event, we would need to borrow funds from our initial shareholders or management team or find another source of funding in order to continue to operate or may be forced to liquidate. Neither our initial shareholders nor our management team is under any obligation to advance funds in such circumstances.

The provisions of our memorandum and articles of association, as amended, including those which relate to our pre-business transaction activities, may be amended with the approval of at least 66⅔% of our shareholders.

Most blank check companies have had a provision in their charter which prohibited the amendment of certain of its provisions, including those which relate to a company’s pre-business transaction activities, without approval by a certain percentage of the company’s shareholders.  Typically, amendment of these provisions required approval by between 90% and 100% of the company’s public shareholders.  Our memorandum and articles of association, as amended, provide that any of its provisions, including those related to pre-business transaction activities, may be amended if approved by at least 66⅔% of our shareholders.  Any solicitations to amend such provisions would be conducted in compliance with all procedural and disclosure requirements in the Cayman Islands and the United States federal securities laws applicable to companies that have a class of securities registered under the Exchange Act and are foreign private issuers (to the extent we have retained our FPI status).  As a result of the lower 66⅔% threshold, we may be able to amend the provisions of our memorandum and articles of association, as amended, which govern our pre-business transaction behavior more easily that other blank check companies, and this may increase our ability to consummate a business transaction with which you do not agree.

In order to effectuate a business transaction, blank check companies have, in the recent past, amended various provisions of their charters and modified governing instruments.  We cannot assure you that we will not seek to amend our memorandum and articles of association, as amended, or other governing instruments in order to effectuate our initial business transaction.

In order to effectuate a business transaction, some similarly structured blank check companies have deviated from the disclosure contained in their initial public offering prospectuses in order to consummate their initial business transactions, such as by modifying their charters and governing instruments. While we do not anticipate deviating from the disclosure contained in the initial public offering prospectus, we may do so. Consequently, investors may not receive the same benefits from the initial public offering that they originally anticipated receiving. In such a situation, it is possible that each investor who purchased units in the initial public offering and still held such units upon learning of our deviation from the disclosure contained in the initial public offering prospectus could seek rescission of the purchase of the units he or she acquired in the offering (under which a successful claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or bring an action for damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security).

As a foreign private issuer we would not be subject to certain SEC regulations that apply to U.S. issuers.

Pursuant to Rule 3b-4 of the Exchange Act, we determined our status as a FPI, although we may voluntarily lose our status as a FPI so that we can avail ourselves of the flexibility provided to U.S. domestic issuers.  As a FPI, we are exempt from certain provisions applicable to U.S. public companies including:

•	certain sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer's equity securities within less than six months).

Because of these exemptions, if we remain a foreign private issuer, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.  In particular, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. Notwithstanding being generally exempt from certain of the rules under the Exchange Act relating to proxy statements, if we conduct redemptions in connection with our business transaction pursuant to the tender offer rules, the tender offer documents will contain substantially the same financial and other information about the initial business transaction and the redemption rights as is required under the SEC’s proxy rules.

If we seek shareholder approval of our initial business transaction and holders of 92% or more of our public shares indicate their intention to exercise their redemption rights, our directors, officers and their affiliates could affect the outcome of the consummation of our business transaction if they elect to purchase shares from shareholders who would otherwise choose to exercise their redemption rights provided we are not subject to the foreign issuer rules.

Solely in the event we seek shareholder approval of our business transaction, we do not conduct redemptions in connection with our business transaction pursuant to the tender offer rules and we are not subject to the foreign issuer rules, any privately negotiated transaction to purchase ordinary shares from a shareholder who would otherwise redeem their shares for a per share pro-rata portion of the trust account or to vote against the business transaction would include a contractual acknowledgement that such shareholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise their redemption rights and to vote in favor of the business transaction. In the event that our officers, directors or their respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights or to vote against the business transaction, such selling shareholders would be required to revoke their prior elections to redeem their ordinary shares. This will have the effect of reducing the number of shares redeemed, making it more likely that the required shareholder vote needed to approve the business transaction is achieved, and therefore making it more likely that we would be able to consummate our initial business transaction.

None of our officers, directors or their respective affiliates or any third parties has agreed to purchase any such shares, and the failure to so agree at the applicable time could adversely impair our ability to consummate a business transaction. Moreover, even if our officers, directors and their respective affiliates were to undertake such purchases, such purchases could be subject to limitations under applicable securities laws and regulations, including Regulation M and regulations regarding tender offers. The inability of such persons to effect such purchases could adversely impair our ability to consummate a business transaction.

If we submit our initial business transaction to our shareholders for approval and we are not subject to the foreign issuer rules, we may use funds in our trust account to purchase, directly or indirectly, shares from holders thereof who have indicated an intention to redeem their shares.

Solely if we seek shareholder approval of our initial business transaction and we conduct redemptions in connection with our business transaction subject to the U.S. domestic issuer rules in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules as a result of the loss of our FPI status, if public shareholders indicate an intention to vote against our initial business transaction and/or seek to exercise their redemption rights, we may privately negotiate arrangements to provide for the purchase of such public shares at the closing of the business transaction using funds held in the trust account.  There is no limit as to the amount of funds available for such purpose, other than any amounts in the trust account to be used to fund any redemptions or consummate the business transaction.  The purpose of such arrangements, among other reasons, would be to (i) increase the likelihood of satisfaction of the requirement that less than 92% of the public shares demand to redeem their shares and (ii) increase the likelihood of obtaining shareholder approval of the business transaction. This may result in the consummation of a business transaction that may not otherwise have been possible. Additionally, as a consequence of such purchases:

•	the funds in our trust account that are so used will not be available to us after the business transaction;

•
the public ‘‘float’’ of our ordinary shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to continue to meet the quotation, listing or trading requirements of a national securities exchange;

•
because the shareholders who sell their ordinary shares in a privately negotiated transaction or pursuant to open market transactions, as described above, may receive a per-share purchase price payable from the trust account that is not reduced by a pro rata share of taxes payable, our remaining shareholders may bear the entire payment of accrued and unpaid taxes. That is, if we seek shareholder approval of our initial business transaction, the redemption price per share payable to public shareholders who elect to have their ordinary shares redeemed will be reduced by a larger percentage of any taxes payable than it would have been in the absence of such privately negotiated or open market transactions, and shareholders who do not elect to have their ordinary shares redeemed and remain our shareholders after the business transaction will bear the economic burden of a  larger percentage of the taxes payable; and

•
the payment of any premium would result in a reduction in book value per share for the remaining shareholders compared to the value received by shareholders that have their ordinary shares purchased by us at a premium.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets will be located outside the United States. In addition, certain of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us, our directors or executive officers, or enforce judgments obtained in the United States courts against us, our directors or officers.

Our corporate affairs are governed by our memorandum and articles of association, as amended, the Companies Law (as the same may be supplemented or amended from time to time) or the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of some of whose courts are of persuasive authority, but are not necessarily binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United Sates, the courts of the Cayman Islands will recognize a foreign judgment as the basis for a claim at common law in the Cayman Islands provided such judgment:

•	is given by a competent foreign court;

•	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

•	is final;

•	is not in respect of taxes, a fine or a penalty; and

•	was not obtained in a manner and is not of a kind the enforcement of which is contrary to the public policy of the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

We may re-incorporate in another jurisdiction in connection with a business transaction, and the laws of such jurisdiction will likely govern all of our material agreements and we may not be able to enforce our legal rights.

In connection with a business transaction, we may relocate the home jurisdiction of our business from the Cayman Islands to another jurisdiction.  If we determine to do this, the laws of such jurisdiction would likely govern all of our material agreements.  We cannot assure you that the system of laws and the enforcement of existing laws in such jurisdiction would be as certain in implementation and interpretation as in the United States.  The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.  Any such reincorporation and the international nature of our business will likely subject us to foreign regulation.

Shareholders who receive a liquidation distribution from us could be required to return a portion or all of the liquidation distribution to satisfy the claims of creditors.

Under the Companies Law, within 28 days of the commencement of the voluntary liquidation, the liquidator will (in addition to complying with other notice formalities pursuant to Cayman Islands law) place a notice of the appointment in the Cayman Islands Gazette.  The liquidator may, following (i) due notice to creditors, (ii) assessment of our liabilities and (iii) upon the liquidator’s satisfaction that our assets will be sufficient to satisfy our liabilities, make interim distributions to our public shareholders from surplus assets after provision for known creditor claims and liquidation expenses. As soon as the affairs of our company are fully wound up, the liquidator must lay his final report and accounts before a final general meeting which must be called by a notice published in the Cayman Islands Gazette at least 21 days before it takes place. After the final meeting, the liquidator must file a return to the Cayman Islands Registrar of Companies confirming the date on which the meeting was held and three months after the date of such filing our company is dissolved.

We anticipate that we would liquidate the trust account shortly following expiration of the 28-day period described above, which means that not all the procedures for our dissolution would have been completed (in other words, a final general meeting would not have been held and the Registrar of Companies would not yet have dissolved our existence).  If we are forced to declare insolvency or a petition to wind up the company is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable Cayman Islands insolvency laws, and may be included in our insolvent estate and subject to the claims of third parties with priority over the claims of our public shareholders.

Our limited resources and restricted structure in addition to the numerous companies with a business plan similar to ours seeking to effectuate a business transaction place us at a competitive disadvantage for successfully consummating an attractive business transaction.

We expect to encounter intense competition from entities, including other blank check companies having a business objective similar to ours, private equity funds, venture capital funds, leveraged buyout funds and operating businesses competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and effecting business transactions directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do, and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe that there are numerous potential target businesses that we could acquire with the net proceeds of the initial public offering, our ability to compete in acquiring certain sizable target businesses will be limited by the availability of sufficient financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. In addition, as we expect to focus our efforts on identifying a prospective target business in Australia in any one or more of the following industry sectors – mining, financial services and  media, entertainment and leisure, our management team, although broadly experienced, may not have sufficient in-depth experience in a particular industry sector or geographic region to be able to consummate an attractive business transaction.  Additionally, our obligation to pay cash in connection with up to 92% of our ordinary shares held by our public shareholders who exercise their redemption rights may reduce the resources available to us for an initial business transaction and our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses.  Any of these factors may place us at a competitive disadvantage in successfully negotiating a business transaction.

We may not hold an annual meeting of shareholders until after our consummation of a business transaction.

Unless otherwise required by law or the Nasdaq Capital Market, or we decide for other business or legal reasons, we may not hold an annual meeting of shareholders until after we consummate our initial business transaction.  The applicable laws of the Cayman Islands do not require companies to hold a meeting of shareholders every year, although our articles of association, as amended, contemplates such a meeting in order to establish our staggered board of directors.  In accordance with the Nasdaq Capital Market rules, a newly listed company not previously subject to a requirement to hold an annual meeting is required to hold its first annual meeting within one year after its first fiscal year-end following listing.   Until we hold an annual meeting of shareholders, public shareholders may not be afforded the opportunity to elect directors and to discuss company affairs with management.

If we fail to consummate our initial business transaction by August 15, 2012 and distribute the funds in the trust account to our public shareholders, in accordance with our memorandum and articles of association, as amended, our public shareholders may receive less than their pro rata share of the trust account due to claims of creditors and our warrants will expire worthless.

Our placing of funds in the trust account may not protect those funds from third party claims against us. Although we will seek to have all vendors, service providers (other than our independent accountants), prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our shareholders if such third party refused to waive such claims.

Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, such entities may not agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and may seek recourse against the trust account for any reason. We currently do not have any executed waiver agreements, but we will seek to obtain them from all of our vendors, service providers and prospective target businesses.  Upon liquidation if we are unable to complete a business transaction within the required timeframe, we will be required to provide for payment of claims of creditors which were not waived.  Accordingly, the per share liquidation price could be less than the $10.10 per share held in the trust account, due to claims of such creditors. In addition, Peter Ziegler, our chairman of the board and chief executive officer, has agreed that he will be liable to us if and to the extent any insurance we may procure is inadequate to cover any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into or entered into a transaction agreement reduce the amounts in the trust account to below $10.10 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed wavier is deemed by a court of competent jurisdiction to be unenforceable against a third party, Mr. Ziegler will not be responsible to the extent of any liability for such third party claims.  Based on representations that he has sufficient funds available to him to satisfy his obligations to indemnify us, we believe that Mr. Ziegler is of substantial means and capable of funding his indemnity obligations, even though we have not asked him to reserve funds for such an eventuality. However, we cannot assure you that Mr. Ziegler will be able to satisfy those obligations. The indemnification obligations may be substantially higher than he currently foresees or expects and/or his financial resources may deteriorate in the future. As a result, the steps outlined above may not effectively mitigate the risk of creditors’ claims reducing the amounts in the trust account.

Additionally, if we are forced to declare insolvency or a petition to wind up the company is filed against us which is not dismissed, the proceeds held in the trust account could be subject to Cayman Islands insolvency laws, and may be included in our insolvent estate and subject to the claims of third parties with priority over the claims of our public shareholders. To the extent any insolvency claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders at least $10.10 per share.  Furthermore, there will be no distribution with respect to our outstanding warrants which will expire worthless if we liquidate before the completion of a business transaction.

Our directors may decide not to enforce Mr. Ziegler’s indemnification obligations, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders.

In the event that the proceeds in the trust account are reduced below $10.10 per share or there are insufficient funds for a liquidation and Peter Ziegler asserts that he is unable to satisfy his obligations or that he has no indemnification obligations related to a particular claim, our independent directors, if any, would determine whether to take legal action against Mr. Ziegler to enforce his indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against Mr. Ziegler to enforce his indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. For example, our independent directors may deem enforcement of the indemnification obligations to not be in our best interests if the cost to bring the claim would be greater than the anticipated amount that we would receive if we successfully prosecuted the claim. If our directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $10.10 per share.

An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants and causing such warrants to expire worthless.

No warrants will be exercisable for cash and we will not be obligated to issue ordinary shares unless, at the time of such exercise, we have an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the warrants offered pursuant to the initial public offering prospectus and a current prospectus relating to them is available and, even in the case of a cashless exercise which is permitted in certain circumstances, such ordinary shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside.  Although we have undertaken in the warrant agreement, and therefore have a contractual obligation, to use our best efforts to have an effective registration statement covering ordinary shares issuable upon exercise of the public warrants from the date the public warrants become exercisable and to maintain a current prospectus relating to those ordinary shares until the warrants expire or are redeemed, and we intend to comply with our undertaking, we cannot assure you that we will be able to do so or that we will be able to prevent the public warrants from expiring worthless. Factors such as an unexpected inability to remain current in our SEC reporting obligations or other material developments concerning our business could present difficulties in maintaining an effective registration statement and a current prospectus. Holders of warrants may not be able to exercise their warrants, the market for the warrants may be limited and the warrants may be deprived of any value if there is no effective registration statement covering the ordinary shares issuable upon exercise of the warrants or the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current. Holders of warrants will not be entitled to a net cash settlement for their warrants if we fail to have an effective registration statement or a current prospectus available relating to the ordinary shares issuable upon exercise of the warrants. In such event, the holder of a unit will have paid the entire unit purchase price solely for the ordinary shares contained in the unit as the warrant will be worthless. In addition, holders of the warrants offered pursuant to the initial public offering prospectus do not have the option to exercise their warrants on a cashless basis, which may make exercise prohibitive, except under certain limited circumstances.

An investor will only be able to exercise a warrant if the issuance of ordinary shares upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state or jurisdiction of residence of the holder of the warrants.

No warrants will be exercisable and we will not be obligated to issue ordinary shares unless the ordinary shares issuable upon such exercise has been registered or qualified or deemed to be exempt from registration or qualification under the securities laws of the state or jurisdiction of residence of the holder of such warrants. Because the exemptions from qualification in certain states for resales of warrants and for issuances of ordinary shares by the issuer upon exercise of a warrant may be different, a warrant may be held by a holder in a state where an exemption is not available for issuance of ordinary shares upon an exercise and the holder will be precluded from exercise of the warrant. At the time that the warrants become exercisable, we expect to be listed on a national securities exchange, which, under current laws, would provide an exemption from registration in every state in the United States, or, if we are not listed on an exchange, we would use our best efforts to register the warrants in every state in which they were initially offered (or seek another exemption from registration in such states). Accordingly, we believe holders in every state will be able to exercise their warrants as long as our prospectus relating to the ordinary shares issuable upon exercise of the warrants is current. However, we cannot assure you of this fact. As a result, holders of warrants may not be able to exercise their warrants, the market for the warrants may be limited and the warrants may be deprived of any value if the ordinary shares issuable upon exercise of the warrants is not registered or qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the holder of such warrants. In such event, the holder of a unit will have paid the entire unit purchase price solely for the ordinary shares contained in the unit as the warrant will be worthless. In no event will holders of warrants be entitled to a net cash settlement or cash settlement for their warrants.

Since we are not restricted to a particular geographic region or industry and we have not yet selected a target business with which to complete a business transaction, we are unable to currently ascertain the merits or risks of the industry or business in which we may ultimately operate.

While we expect to focus on businesses in Australia in mining, financial services and media, our efforts in identifying prospective target businesses will not be limited to a particular geographic region or industry. We do not have any specific business transaction under consideration. Accordingly, there is no current basis for you to evaluate the possible merits or risks of any particular industry or region in which we may ultimately operate or the target business which we may ultimately acquire. To the extent we complete a business transaction with a company that does not have a stable history of earnings and growth or an entity in a relatively early stage of its development, or business plan, we may be affected by numerous risks inherent in the business operations of those entities. If we complete a business transaction with an entity in an industry or geographic region characterized by a high level of risk, we may be affected by the currently unascertainable risks of that industry or region. Although our management will endeavor to evaluate the risks inherent in a particular industry, geographic region or target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors. Even if we properly assess those risks, some of them may be outside of our control or ability to affect. We also cannot assure you that an investment in our units will not ultimately prove to be less favorable to investors in the initial public offering than a direct investment, if an opportunity were available, in a target business.  Except for the limitation that a target business have a fair market value of at least 80% of the value of the trust account, we will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate.

We may issue shares of our capital stock to complete a business transaction.  Issuance of share capital would have a dilutive effect on our public shareholders and may cause a change in control of our ownership.

Our memorandum and articles of association, as amended, authorizes the issuance of up to 49,000,000 ordinary shares, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. There are 26,066,667 authorized but unissued ordinary shares (on a fully diluted basis excluding the underwriter’s purchase option) available for issuance and all of the 1,000,000 shares of preferred stock available for issuance. Although we have no commitment as of the date of this annual report, we may issue all of our additional ordinary or preferred shares, or a combination of ordinary and preferred shares, including through convertible debt securities, to complete a business transaction. We may also apply the cash released from the trust account for general corporate purposes, thus increasing the amount of the business transaction that may be paid using ordinary shares.

The issuance of additional ordinary shares or any number of shares of our preferred shares:

•	would have dilutive effect on our public shareholders;

•	may subordinate the rights of holders of ordinary shares if we issue preferred shares with rights senior to those afforded to our ordinary shares;

•
may cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

•	may adversely affect the then-prevailing market price for our ordinary shares.

We may issue notes or other debt securities, or otherwise incur substantial debt, to consummate our initial business transaction, which may adversely affect our leverage and financial condition.

Although we have no commitments as of the date of this annual report to issue any notes or other debt securities, or to otherwise incur substantial debt, we may choose to incur substantial debt to consummate an initial business transaction. Furthermore, we may also apply the cash released from the trust account for general corporate purposes, thus increasing the amount of the business transaction that may be paid by issuing notes, debt securities or incurring substantial debt. There are no limitations on the amount of debt securities we may issue or the amount of debt we may incur.  The incurrence of debt:

•	may lead to default and foreclosure on our assets if our operating earnings after a business transaction are insufficient to pay our debt obligations;

•
may cause an acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach the covenants contained in any debt agreements, such as covenants that require the maintenance of certain financial ratios or reserves, without a waiver or renegotiation of such covenants;

•	may create an obligation to immediately repay all principal and earned interest, if any, upon demand to the extent any debts are payable on demand; and

•
may hinder our ability to obtain additional financing, if necessary, to the extent any debt agreements contain covenants restricting our ability to obtain additional financing while such debt is outstanding, or to the extent our existing leverage discourages other potential investors.

We may be unable to obtain any additional financing necessary to complete a business transaction or to fund the operations and growth of the target business, which could compel us to restructure or abandon a particular business transaction.

We believe that the net proceeds of the initial public offering will be sufficient to allow us to consummate a business transaction. However, because we have not yet identified any prospective target business, we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of the initial public offering prove to be insufficient, either because of the size of the business transaction, the depletion of the available net proceeds expended in search of a target business, or the obligation to convert into cash a significant number of shares from dissenting shareholders, we will be required to seek additional financing. We cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business transaction, we would be compelled to either restructure the transaction or abandon that particular business transaction and seek an alternative target business candidate. In addition, even if we do not need additional financing to consummate a business transaction, we may require additional financing to fund the operations or growth of the target business. The failure to secure such financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or shareholders is required to provide any financing to us in connection with, or following, a business transaction.

We anticipate completing only one business transaction with the proceeds of the initial public offering, which will cause us to be solely dependent on a single business which may have a limited number of products or services.

By consummating a business transaction with only a single entity, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business transactions in different industries or different areas of a single industry, and in the same or different geographic regions. Accordingly, the prospects for our success may be:

•	solely dependent upon the performance of a single business; or

•	dependent upon the development or market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry or geographic region in which we may operate subsequent to a business transaction.

We could face additional risks in our ability to consummate our initial business transaction if we choose to acquire several businesses simultaneously.

If we determine to acquire several businesses simultaneously and such businesses are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other business transactions, which may make it more difficult for us, and delay our ability, to complete the business transaction. With multiple business transactions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers). We will also be subject to additional risks after the closings of such acquisitions relating to the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business including the risk of consolidating management teams, employees and administrative staffs into a smaller, more cost effective workforce.  If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

We may not be able to maintain control of a target business after our initial business transaction.

We may structure a business transaction to acquire less than 100% of the equity interests or assets of a target business, but will not acquire less than a controlling interest. We will acquire a controlling interest either through the acquisition of at least 50.1% of the voting equity interests in the target or through the acquisition of a significant voting equity interest that enables us to exercise a greater degree of control over the target than any other person or group. However, other minority shareholders may subsequently combine their holdings resulting in a single person or group obtaining a larger share of the company’s stock than we initially acquired. Accordingly, this may make it more likely that we will not be able to maintain our control of the target business.

Unlike other blank check companies, we allow holders of up to 92% of our public shares to exercise their redemption rights. This higher threshold will make it easier for us to consummate a business transaction with which a substantial majority of our shareholders do not agree.

We will proceed with our initial business transaction if holders of less than 92% of our public shares redeem their ordinary shares.  The 92% redemption threshold is different from the redemption or conversion thresholds used by most blank check companies.  Traditionally, blank check companies would not be able to consummate a business transaction if the holders of the company’s public shares voted against a proposed business transaction and elected to redeem more than a much smaller percentage of the shares sold in such company’s initial public offering, which percentage threshold is typically between 19.99% and 39.99%.  As a result, many blank check companies have been unable to complete business transactions because the amount of shares voted by their public shareholders electing redemption exceeded the maximum redemption threshold pursuant to which such company could proceed with a business transaction.  As a result, we may be able to consummate a business transaction even though a substantial majority of our public shareholders do not agree with the transaction and have redeemed their shares or, solely if we hold a shareholder vote to approve our initial business transaction, and do not conduct redemptions in connection with our business transaction pursuant to the tender offer rules, have entered into privately negotiated agreements to sell their shares to us or our officers, directors or their affiliates.

We may likely seek a business transaction with one or more privately-held companies, which may present certain challenges to us, including the lack of available information about these companies.

In accordance with our business strategy, we are likely (but not certain) to seek a business transaction with one or more privately-held companies. Generally, very little public information exists about such companies, and we are required to rely on the ability of our management team to obtain adequate information to evaluate the potential returns from investing in one of these companies. If we are unable to uncover all material information about our target companies, we may not make a fully informed investment decision, and we may lose money on our investments.  These same observations may also apply to public companies operating outside of the disclosure, financial reporting, and regulatory regime imposed on U.S. public companies.

The requirement that we complete a business transaction by August 15, 2012 may give potential target businesses leverage over us in negotiating a business transaction.

If we have not consummated a business transaction by August 15, 2012, we will be forced to cease operations and ultimately liquidate our assets. Any potential target business with which we enter into negotiations concerning a business transaction will be aware of this requirement. Consequently, such target businesses may obtain leverage over us in negotiating a business transaction, knowing that if we do not complete a business transaction with that particular target business, we may be unable to complete a business transaction with any target business. This risk will increase as we get closer to the time limits referenced above.

Substantial resources could be expended in researching initial business transactions that are not consummated, which could materially adversely affect subsequent attempts to locate and consummate an initial business transaction.

We anticipate the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and other third party fees and expenses. If we decide not to enter into an agreement with respect to a specific proposed initial business transaction we have investigated, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate the business transaction for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and consummate a business transaction.

If we seek to effect a business transaction with an entity that is directly or indirectly affiliated with a member or members of our management team, conflicts of interest could arise.

Members of our management team either currently have or may in the future have affiliations with companies that we may seek to acquire. While we do not intend to pursue an initial business transaction with any company that is affiliated with our management team, we are not prohibited from pursuing such a transaction.  In the event we seek to complete an initial business transaction with such a company, we would obtain an opinion from an independent investment banking firm which is a member of FINRA or a body of equivalent status in a non-US jurisdiction, that such an initial business transaction is fair to our shareholders from a financial point of view.  Notwithstanding, potential conflicts of interest may still exist, and, as a result, the terms of the business transaction may not be as advantageous to our public shareholders as they would have been absent any conflicts of interest.

If we do not conduct an adequate due diligence investigation of a target business with which we combine, we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price, which could cause you to lose some or all of your investment.

In order to meet our disclosure and financial reporting obligations under the federal securities laws, and in order to develop and seek to execute strategic plans for how we can increase the revenues and/or profitability of a target business or capitalize on market opportunities, we must conduct a due diligence investigation of one or more target businesses. Intensive due diligence is time consuming and expensive due to the operations, accounting, finance and legal professionals who may be involved in the due diligence process. Even if we conduct extensive due diligence on a target business with which we combine, we cannot assure you that this diligence will surface all material issues that may be present inside a particular target business, or that factors outside of the target business and outside of our control will not later arise. If our diligence fails to identify issues specific to a target business, industry, geographic region, or the environment in which the target business operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses which, even though these charges may be non-cash items and not have an immediate impact on our liquidity, could contribute to negative market perceptions about us or our ordinary shares. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt incurred in connection with or following our initial business transaction.

There is no limit on the total amount of out-of-pocket expenses that may be incurred by our officers and directors in connection with identifying and investigating possible target businesses and business transactions.

We will reimburse our officers and directors for any reasonable out-of-pocket expenses incurred by them in connection with identifying and investigating possible target businesses and business transactions. There is no limit on the total amount of out-of-pocket expenses reimbursable by us, provided that members of our management team will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount held outside of the trust account of $800,000 and interest income on the trust account balance, net of taxes payable on such interest, that may be released to us to fund our expenses relating to investigating and selecting a target business and other working capital requirements, unless a business transaction is consummated. Additionally, there will be no review of the reasonableness of the expenses other than by our audit committee and, in some cases, by our board of directors, in certain instances, or if such reimbursement is challenged, by a court of competent jurisdiction. As out-of-pocket expenses incurred by our officers and directors will not be subject to any dollar limit or any review of the reasonableness of such expenses other than by our audit committee or our board of directors, the aggregate business expenses incurred by our officers and directors in connection with investigating and selecting possible target businesses may be greater than if such expenses were subject to a more extensive review, which would reduce the amount of working capital available to us for a business transaction. In addition, if such out-of-pocket expenses exceed the available funds held outside of the trust and the interest income that may be released to us as described above, our members of management will not be reimbursed for such excess unless we consummate a business transaction. As described in more detail below, this may create a conflict of interest for members of our management in determining whether a particular target business is appropriate for a business transaction and in the public shareholders’ best interest.

Our officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to consummate a business transaction.

Our officers and directors are not required to commit any specified amount of time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. We do not intend to have any full time employees prior to the consummation of a business transaction. All of our executive officers and directors are engaged in several other business endeavors and are not obligated to devote any specific number of hours to our affairs. If our officers’ and directors’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate a business transaction. We cannot assure you that these conflicts will be resolved in our favor.

Members of our management team may become aware of business opportunities that may be appropriate for presentation to us as well as other entities with which they are or may become affiliated or have a relationship and, as a result, may have conflicts of interest that may adversely affect us.

Due to affiliations with other companies and enterprises, members of our management team may have contractual and fiduciary obligations to present potential business opportunities to entities and enterprises with which they are affiliated or otherwise have a relationship with prior to presenting them to us which could cause conflicts of interest. Additionally, our officers and directors may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented.  For a discussion of our management team’s and our directors’ past, current and existing affiliations and potential conflicts of interest that you should be aware of, see “Management – Directors and Executive Officers,” “Management – Conflicts of Interest” and “Transactions With Related Persons.”  We cannot assure you that any conflicts of interest will be resolved in our favor, and a potential target business may be presented to another entity prior to its presentation to us (if at all).

Our long-term success will likely be dependent upon a yet to be identified management team.

Our ability to successfully effect a business transaction is dependent upon the efforts of our management team. The future role of our management team in any acquired business or businesses, however, cannot presently be ascertained. Although it is possible that one or more of our officers and directors, including Mr. Ziegler, will remain associated in some capacity with any acquired business or businesses following a business transaction (potentially as officers, directors or consultants), it is likely that the management team of the acquired business or businesses at the time of the business transaction will remain in place given that it is possible that they will have greater knowledge, experience and expertise than our management team in the industry sector and geographic region in which the acquired business or businesses operate as well as in managing the acquired business or businesses. Thus, even though one or more of our officers and directors may continue to be associated with us after a business transaction, it is likely that we will be dependent upon a yet to be identified management team for our long-term success. Although we intend to closely scrutinize the management team of a prospective target business in connection with evaluating the desirability of effecting a business transaction, we cannot assure you that our assessment of the management team will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company and the securities laws, which could increase the time and resources we must expend to assist them in becoming familiar with the complex disclosure and financial reporting requirements imposed on U.S. public companies. This could be expensive and time-consuming and could lead to various regulatory issues that may adversely affect our operations.

Our officers and directors may negotiate employment or consulting agreements with a target business in connection with a particular business transaction. These agreements may provide for them or their related parties to receive compensation following a business transaction and as a result, may cause them to have conflicts of interest in determining whether a particular business transaction is the most advantageous.

After the consummation of a business transaction, our officers and directors may remain associated in some capacity with the acquired business or businesses if they are able to negotiate employment or consulting agreements in connection with the business transaction. Such negotiations may, and most likely would, take place simultaneously with the negotiation of the business transaction and could provide for such individuals or their related parties to receive compensation in the form of cash payments and/or our securities for services they would render to the acquired business or businesses after the consummation of the business transaction. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business.

We may in the future hire consultants or advisors on a contingent basis, who would only receive payment in the event a business transaction occurred and, therefore, they might be viewed as having an interest in such business transaction occurring.

We may in the future hire consultants or advisors to assist us with our search for a target business or businesses or otherwise advise us in connection with our initial business transaction and any compensation payable to such persons may be contingent upon the closing of our initial business transaction. As a result, such consultants and advisors who provide advice to us would only receive compensation if a business transaction occurred and therefore they might be viewed as having an interest in such business transaction occurring that is different from, or conflicts with, the interests of our public shareholders.

Our officers and directors beneficially own initial ordinary shares and insider warrants issued prior to the initial public offering. These shares and warrants will not participate in liquidation distributions and, therefore, our officers and directors may have a conflict of interest in determining whether a particular target business is appropriate for a business transaction.

Our initial shareholders own ordinary shares that were issued prior to the initial public offering. Additionally, our management team purchased all of the insider warrants on a private placement basis before the consummation of the initial public offering. Our management team will not be able to exercise their insider warrants if investors in the initial public offering are not able to exercise their warrants. The insider warrants are identical to the warrants included in the units sold in the initial public offering, except that the insider warrants: are subject to transfer restrictions; are non-redeemable by us so long as they are held by our management team or their permitted transferees; and may be exercised by our management team or their permitted transferees on a cashless basis. Our initial shareholders have waived their right to receive distributions with respect to their initial ordinary shares upon our liquidation if we are unable to consummate a business transaction. Accordingly, the ordinary shares acquired prior to the initial public offering, as well as the insider warrants, and any warrants purchased by our officers or directors in the initial public offering or in the aftermarket will be worthless if we do not consummate a business transaction. The personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business transaction. Consequently, our directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business transaction are appropriate and in our shareholders’ best interest.

Unless we complete a business transaction, members of our management team will not receive reimbursement for any out-of-pocket expenses they incur if such expenses exceed the available funds held outside of the trust and the interest income that may be released to us to fund our expenses relating to investigating and selecting a target business and other working capital requirements. Therefore, they may have a conflict of interest in determining whether a particular target business is appropriate for a business transaction and in the public shareholders’ best interest.

Members of our management team will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the $608,318 held outside of the trust account and interest income on the trust account balance, net of taxes payable on such interest that may be released to us to fund our expenses relating to investigating and selecting a target business and other working capital requirements. Members of our management team may, as part of our initial business transaction, negotiate the repayment of some or all of any such expenses. If the target business’ owners do not agree to such repayment, this could cause our management team to view such potential business transaction unfavorably, thereby resulting in a conflict of interest. The financial interests of members of our management team could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business transaction is in the shareholders’ best interest.

The Nasdaq Capital Market may delist our securities from trading on its exchange which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our securities are listed on the Nasdaq Capital Market, a national securities exchange. However, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market in the future. Additionally, in connection with our business transaction, the Nasdaq Capital Market will require us to file a new initial listing application and meet its initial listing requirements as opposed to its more lenient continued listing requirements. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If the Nasdaq Capital Market delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	a reduced liquidity with respect to our securities;

•
a determination that our ordinary shares is a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;

•	a limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The exercise price for the public warrants is higher than in similar blank check company offerings in the past, and, accordingly, the warrants are more likely to expire worthless.

The exercise price of the warrants is higher than is typical in similar blank check companies.  Historically, the exercise price of a warrant was generally a fraction of the purchase price of the units in the initial public offering.  The exercise price for our public warrants is $11.50 per share.  As a result, the warrants are less likely to ever be in the money and more likely to expire worthless.

We may choose to redeem our outstanding warrants at a time that is disadvantageous to our warrant holders.

We may redeem the outstanding warrants (excluding the insider warrants held by our management team or their permitted assigns) issued as a part of our units at any time after the warrants become exercisable, in whole and not in part, at a price of $0.01 per warrant, upon not less than 30 days prior written notice of redemption, and if, and only if, the last sales price of our ordinary shares equals or exceeds $17.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption. In addition, we may not redeem the warrants unless on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants we have an effective registration statement covering the ordinary shares issuable upon the exercise of the warrants and a current prospectus relating to such ordinary shares is available.

It can be advantageous for us to redeem the warrants if the market price of our ordinary shares reaches $17.50 per share for the necessary trading period, since doing so would allow us to decrease the dilutive effect of the warrants. Redemption of the warrants could force the warrant holders to exercise the warrants, whether by paying the exercise price in cash or through a cashless exercise at a time when it may be disadvantageous for the holders to do so, to sell the warrants at the then current market price when they might otherwise wish to hold the warrants, or to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants. We expect most purchasers of our warrants will hold their securities through one or more intermediaries and consequently you are unlikely to receive notice directly from us that the warrants are being redeemed. If you fail to receive notice of redemption from a third party and your warrants are redeemed for nominal value, you will not have recourse to us.

Our management’s ability to require holders of our warrants to exercise such warrants on a cashless basis after we call the warrants for redemption or if there is no effective registration statement covering the ordinary shares issuable upon exercise of these warrants will cause holders to receive fewer ordinary shares upon their exercise of the warrants than they would have received had they been able to pay the exercise price of their warrants in cash.

If we call our warrants for redemption after the redemption criteria described in the initial public offering prospectus have been satisfied, our management will have the option to require any holder that wishes to exercise his warrant to do so on a “cashless basis.”  “Cashless exercise” means the warrant holder pays the exercise price by giving up some of the ordinary shares for which the warrant is being exercised, with those ordinary shares valued at the then current market price.  Accordingly, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the fair market value by (y) the fair market value. The “fair market value” shall mean the average last sales price of our ordinary shares for the 10 trading days ending on the third trading day prior to the date on which notice of redemption is sent to the holders of the warrants.  For example, if the holder is exercising 875 public warrants at $11.50 per share through a cashless exercise when the ordinary shares have a fair market value per share of $17.50 per share, then upon the cashless exercise, the holder will receive 300 ordinary shares.  The holder would have received 875 ordinary shares if the exercise price was paid in cash.  In addition, in the event a registration statement covering the ordinary shares issuable upon exercise of the warrant is not effective within a specified period following the consummation of our initial business transaction, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis.  For purposes of calculating the number of ordinary shares issuable upon such cashless exercise, the “fair market value” of warrants shall be calculated using the volume weighted average sale price of the ordinary shares for the 10 trading days ending on the trading day prior to the date on which notice of exercise is received by the warrant agent.  If our management chooses to require holders to exercise their warrants on a cashless basis or if holders elect to do so when there is no effective registration statement, the number of ordinary shares received by a holder upon exercise will be fewer than it would have been had such holder exercised his warrant for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in our company because the warrantholder will hold a smaller number of ordinary shares upon a cashless exercise of the warrants they hold.

We may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of two-thirds of the then outstanding public warrants.

Our warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us.  The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least two-thirds of the then outstanding public warrants in order to make any change that adversely affects the interests of the registered holders.  Accordingly, we may amend the terms of the warrants in an adverse way to a holder if holders of at least two-thirds of the then outstanding public warrants approve of such amendment.

The ability of a larger number of our shareholders to exercise redemption rights may not allow us to consummate the most desirable business transaction or optimize our capital structure.

If our business transaction requires us to use substantially all of our cash to pay the purchase price, because we will not know how many public shareholders may exercise such redemption rights, we may either need to reserve part of the trust account for possible payment upon such redemption, or we may need to arrange third party financing to help fund our business transaction in case a larger percentage of shareholders exercise their redemption rights than we expect. In the event that the acquisition involves the issuance of our stock as consideration, we may be required to issue a higher percentage of our stock to make up for a shortfall in funds. Raising additional funds to cover any shortfall may involve dilutive equity financing or incurring indebtedness at higher than desirable levels. This may limit our ability to effectuate the most attractive business transaction available to us.

Even if holders of less than 92% of our public shares elect to exercise their redemption rights, we may be unable to consummate a business transaction.

Although we permit holders of no more than 92% of our public shares to exercise their redemption rights, a potential target may make it a closing condition to our business transaction that we exceed a certain minimum net asset valuation at the time of closing.  If the number of our public shareholders electing to exercise their redemption rights would have the effect of reducing the amount of money available to us to consummate a business transaction below such minimum net asset valuation, we would not be able to consummate our business transaction.

If we seek shareholder approval of our initial business transaction, public shareholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a ‘‘group’’ with, may be restricted from redeeming more than 15% of the public shares.

Our articles of association, as amended, provide that a public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a ‘‘group’’ (as defined under Section 13 of the Exchange Act), will be restricted from redeeming their ordinary shares in connection with our initial business transaction with respect to more than an aggregate of 15% of the public shares under certain circumstances.  Solely if we seek shareholder approval of our initial business transaction and we conduct redemptions in connection with our business transaction subject to the U.S. domestic issuer rules in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules as a result of the loss of our FPI status, any individual shareholder or “group” will be restricted from redeeming public shares in connection with our initial business transaction in excess of an aggregate of 15% of the public shares.  Accordingly, if you purchase more than 15% of the public shares, you will not be able to exercise your redemption rights with respect to the full amount of your shares and may be forced to hold such additional shares or sell them in the open market. We cannot assure you that the value of such additional shares will appreciate over time following a business transaction or that the market price of the ordinary shares will exceed the per-share redemption price.

Tendering stock certificates in connection with a tender offer or redemption rights may result in increased costs to our shareholders.

We may require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their ordinary shares in “street name,” to either tender their certificates to our transfer agent prior to the date set forth in the tender offer documents or proxy materials mailed to such holders, or up to two business days prior to the vote on the proposal to approve the business transaction in the event we distribute proxy materials, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. The tender offer or proxy materials, as applicable, that we will furnish to holders of our public shares in connection with our initial business transaction will indicate whether we are requiring public shareholders to satisfy such delivery requirements. Accordingly, a public shareholder would have from the time we send out our tender offer materials until the close of the tender offer period, or up to two days prior to the vote on the business transaction if we distribute proxy materials, as applicable, to tender his ordinary shares if he wishes to seek to exercise his redemption rights.  Given the relatively short exercise period, it is advisable for shareholders to use electronic delivery of the public shares.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $35.00 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred, in connection with a proxy solicitation, regardless of whether or not we require holders seeking to exercise redemption rights to tender their shares prior to the shareholders meeting. The need to deliver shares is a requirement of properly exercising redemption rights regardless of the timing of when such delivery must be effectuated. However, in the event we require shareholders seeking to exercise redemption rights to deliver their shares prior to the consummation of the proposed business transaction and the proposed business transactions is not consummated (and therefore we would not be obligated to pay cash in connection with the tendered shares), this may result in an increased cost to those shareholders.

The foregoing is different from the procedures used by many blank check companies. Traditionally, in order to perfect redemption rights in connection with a blank check company’s business transaction, the company would distribute proxy materials for the shareholders’ vote on an initial business transaction, and a holder could simply vote against a proposed business transaction and check a box on the proxy card indicating such holder was seeking to exercise his redemption rights. After the business transaction was approved, the company would contact such shareholder to arrange for him to deliver his certificate to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the business transaction during which he could monitor the price of the company’s stock in the market. If the price rose above the redemption price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation. As a result, the redemption rights, to which shareholders were aware they needed to commit before the shareholder meeting, would become a “redemption” right surviving past the consummation of the business transaction until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming holder’s election to redeem is irrevocable once the business transaction is approved.

Any request to redeem such shares once made, may be withdrawn at any time up to the date set forth in the tender offer materials or the date of the shareholder meeting set forth in our proxy materials, as applicable. Furthermore, if a holder of public shares delivers certificates in connection with the exercise of redemption rights and subsequently decides prior to the applicable date not to exercise such rights, he may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our public shares properly exercising their redemption rights, in connection with a proxy solicitation, will be distributed promptly after the completion of a business transaction, and in connection with a tender offer, will be distributed promptly after the completion of tender offer.

Solely if we seek shareholder approval of our initial business transaction and we conduct redemptions in connection with our business transaction subject to the U.S. domestic issuer rules in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules as a result of the loss of our FPI status, and the proposed business transaction is not approved or consummated for any reason, then our public shareholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any shares delivered by public holders who elected to redeem their shares.

If the initial proposed business transaction is not consummated, we may continue to try to consummate a business transaction with the same or a different target by August 15, 2012. If the initial business transaction is not completed for any reason, then public shareholders who properly exercised their redemption rights would not be entitled to redeem their shares for a pro rata share of the aggregate amount then on deposit in the trust account.  In such case, if we have required public shareholders to tender their certificates, we will promptly return such certificates to the tendering public shareholder. Public shareholders will only be entitled to receive their pro rata share of the aggregate amount on deposit in the trust account in connection with the proper exercise of redemption rights in the event that an initial business transaction is consummated by August 15, 2012.  If the proposed business transaction is not consummated, then a shareholder’s election to exercise its redemption rights will not be honored, and such redemption will not be entitled to a cash payment, even if such redemption right was properly exercised.

If we require public shareholders who wish to redeem their shares in connection with a proposed business transaction to comply with specific requirements for redemption, such redeeming shareholders may be unable to sell their securities when they wish to in the event that the proposed business transaction is not approved.

If we require public shareholders who wish to redeem their shares in connection with the proposed business transaction to comply with specific requirements for redemption and such proposed business transaction is not consummated, we will promptly return such certificates to the tendering public shareholders. Accordingly, investors who attempted to redeem their shares in such a circumstance will be unable to sell their securities after the failed acquisition until we have returned their securities to them. The market price for our ordinary shares may decline during this time and you may not be able to sell your securities when you wish to, even while other shareholders that did not seek redemption may be able to sell their securities.

Our initial shareholders, including our officers and directors, control a substantial interest in us and thus may influence certain actions requiring a shareholder vote.

Our initial shareholders collectively own 25% of our issued and outstanding ordinary shares (assuming none of them purchased units in the initial public offering). We may consummate an initial business transaction before there is an annual meeting of shareholders to elect new directors, in which case all of the current directors will continue in office at least until the consummation of our initial business transaction. If there is an annual meeting, as a consequence of our staggered board of directors, only a minority of the board of directors will be considered for election, and our initial shareholders, because of their ownership position, will have considerable influence regarding the outcome. Accordingly, our initial shareholders will continue to exert control at least until the consummation of a business transaction Our initial shareholders have not established specific criteria that would trigger their purchases of our securities, and they would likely consider a wide variety of factors in determining whether to purchase any of our securities, including whether they believe that such securities are undervalued. Our initial shareholders are not restricted as to the price and could pay a premium to purchase additional securities.  If they were to make any such purchases, our initial shareholders will have a greater influence on matters requiring shareholder approval, including the vote taken in connection with a business transaction. Additional purchases by our initial shareholders would (i) increase the likelihood of satisfaction of the requirement that less than 92% of the public shares demand to redeem their shares and (ii) increase the likelihood of obtaining shareholder approval of the business transaction. This may result in the consummation of a business transaction that may not otherwise have been possible. To the extent that our initial shareholders or their affiliates purchase ordinary shares in the aftermarket, or otherwise purchase ordinary shares, such purchases may have an impact on the market price of our ordinary shares. Investors should note that all of our initial shareholders own ordinary shares and our management owns insider warrants which will become worthless if we do not consummate a business transaction and, accordingly, they have an interest in causing a business transaction to be consummated that is different from our other shareholders.  There are also potential conflicts which may arise from the fact that our initial shareholders have a lower cost basis in their investment, which will allow them to profit from a business transaction even though such business transaction may be unprofitable for public shareholders.

Our outstanding warrants may have an adverse effect on the market price of our ordinary shares and make it more difficult to effect a business transaction.

We issued warrants to purchase 6,400,000 ordinary shares as part of the units offered by the initial public offering prospectus and also issued the insider warrants to purchase 8,000,000 ordinary shares.  We also issued an option to purchase 640,000 units to the representative of the underwriters which, if exercised, will result in the issuance of an additional 640,000 ordinary shares and 640,000 warrants. To the extent we issue ordinary shares to effect a business transaction, the potential for the issuance of a substantial number of additional shares upon exercise of these warrants could make us a less attractive acquisition vehicle in the eyes of a target business. This is because such securities, when exercised, will increase the number of issued and outstanding ordinary shares and reduce the value of the shares issued to complete the business transaction. Accordingly, our warrants may make it more difficult to effectuate a business transaction or increase the cost of acquiring the target business. Additionally, the sale, or even the possibility of sale, of the shares underlying the warrants could have an adverse effect on the market price for our securities or on our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

The grant of registration rights to our initial shareholders may make it more difficult to complete our initial business transaction, and the future exercise of such rights may adversely affect the market price of our ordinary shares.

Pursuant to an agreement to be entered into concurrently with the issuance and sale of the securities in the initial public offering, our initial shareholders and their permitted transferees can demand that we register the initial ordinary shares and the insider warrants, and the ordinary shares issuable upon exercise of the insider warrants. The registration rights will be exercisable with respect to the initial ordinary shares and the insider warrants and the ordinary shares issuable upon exercise of such insider warrants at any time commencing upon the date that such shares are released from escrow. We will bear the cost of registering these securities. If such persons exercise their registration rights in full, there will be an additional 2,133,133 ordinary shares (assuming no exercise of the underwriters’ over-allotment option) and up to 8,000,000 ordinary shares issuable on exercise of the insider warrants eligible for trading in the public market. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our ordinary shares. In addition, the existence of the registration rights may make our initial business transaction more costly or difficult to conclude. This is because the shareholders of the target business may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of our ordinary shares that is expected when the securities owned by our initial shareholders are registered.

If we are deemed to be an investment company, we may be required to satisfy burdensome compliance requirements and our activities may be restricted, which may make it more difficult for us to complete a business transaction.

A company that, among other things, is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, trading or holding certain types of securities would be deemed an investment company under the Investment Company Act of 1940. Since we will invest the proceeds held in the trust account, it is possible that we will be deemed an investment company. Notwithstanding the foregoing, we do not believe that our anticipated principal activities will subject us to the Investment Company Act of 1940. To this end, the proceeds held in trust will be invested by the trustee only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. By restricting the investment of the proceeds to these instruments, we intend to meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act of 1940.

If we are nevertheless deemed to be an investment company under the Investment Company Act of 1940, we may be subject to certain restrictions that may make it more difficult for us to complete a business transaction, including:

•	restrictions on the nature of our investments; and

•	restrictions on the issuance of securities,

each of which may make it difficult for us to complete a business transaction.

In addition, we may have imposed upon us certain burdensome compliance requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

Compliance with these additional regulatory burdens would require additional expense for which we have not allotted.

Because we are not required to seek an independent valuation as to the fair market value of a target business, our board of directors may not accurately determine the fair market value of a target business, and as a result we may pay more than what the target business is actually worth.

We will not be required to obtain an opinion from an investment banking firm as to the fair market value if our board of directors independently determines that the target business complies with the 80% threshold.  Unless we consummate a business transaction with an affiliated entity, we are not required to obtain an opinion from an independent investment banking firm that the price we are paying is fair to our shareholders. The fair market value of a target business or businesses will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential gross margins, the values of comparable businesses, earnings and cash flow, book value and, where appropriate, upon the advice of appraisers or other professional consultants.  If an independent valuation is not obtained, our shareholders will be relying on the judgment or our board of directors. If we consummate an initial business transaction with an affiliated entity, we will obtain an opinion from an unaffiliated, independent investment banking firm that is a member of FINRA or a body of equivalent status in a non-US jurisdiction with respect to the satisfaction of such criterion. If our board of directors, or any investment banking firm or other expert upon whose opinion our board may rely, overestimates the fair market value of a company that we acquire, then the value of our securities could be adversely affected.

Assuming we acquire a target business with operations outside of the United States, economic, political, social and other factors of the country or geographic region where the target business operates may adversely affect our ability to achieve our business objective.

As we are seeking to acquire a target business that has its primary operations located in the Commonwealth of Australia, our ability to achieve our business objective may be adversely affected by economic, political, social and religious factors affecting the Commonwealth of Australia. The economy of such country or geographic region may differ favorably or unfavorably from the U.S. economy in such respects as the level of economic development, the amount of governmental involvement, the growth rate of its gross domestic product, the allocation of resources, the control of foreign exchange, the rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. These differences may adversely affect our ability to acquire one or more businesses with operations outside the United States. Additionally, changes in a country’s laws or regulations or political conditions may also impact our ability to acquire a foreign target business.

One or more countries where the target business operates may have corporate disclosure, governance and regulatory requirements that are different from those in the United States, which may make it more difficult or complex to consummate a business transaction.

Companies in other countries are subject to accounting, auditing, regulatory and financial standards and requirements that differ, in some cases significantly, from those applicable to public companies in the United States, which may make it more difficult or complex to consummate a business transaction. In particular, the assets and profits appearing on the financial statements of a company located outside the United States may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with U.S. generally accepted accounting principles. There may be substantially less publicly available information about companies located outside the United States than there is about United States companies. Moreover, companies in other countries may not be subject to the same degree of regulation as are United States companies with respect to such matters as insider trading rules, tender offer regulation, shareholder proxy requirements and the timely disclosure of information.

Legal principles relating to corporate affairs and the validity of corporate procedures, directors’ fiduciary duties and liabilities and shareholders’ rights for companies located outside the United States may differ from those that may apply in the United States, which may make the consummation of a business transaction with such companies located outside of the United States more difficult. We therefore may have more difficulty in achieving our business objective.

Exchange controls that exist in certain countries may limit our ability to utilize our cash flow effectively following a business transaction.

Assuming we effect a business transaction with a target business that operates in one or more countries outside of the United States, we may become subject to rules and regulations on currency conversion that are in effect in certain countries. Such rules and regulations impose restrictions on conversion of local currency into foreign currencies with respect to entities with foreign equity holdings in excess of a certain level. Such restrictions on currency exchanges may limit our ability to use our cash flow for any distribution of dividends to our shareholders or to fund operations we may have outside of the country where the target business is located.

Returns on investment in companies with operations outside the United States may be decreased by withholding and other taxes.

Assuming we effect a business transaction with a target business that operates in one or more countries outside of the United States, our investments in certain countries may incur tax risk, and income that might otherwise not be subject to withholding of local income tax under normal international conventions may be subject to withholding in such countries. Any withholding taxes paid by us on income from our investments in other countries may or may not be creditable on our income tax returns. We intend to avail ourselves of income tax treaties that are in place to seek to minimize any withholding tax or local tax otherwise imposed in other countries. However, there is no assurance that the local tax authorities will recognize application of such treaties to achieve a minimization of local tax. We may also elect to create foreign subsidiaries to effect the business transactions to attempt to limit the potential tax consequences of a business transaction, however there is no assurance that we will be successful in this regard.

Assuming we effect a business transaction with a company located outside of the United States, we would be subject to a variety of additional risks that may negatively impact our operations.

Assuming we effect a business transaction with a company located outside of the United States, we would be subject to risks associated with companies operating in the target business’s home jurisdiction. The additional risks we may be exposed to include but are not limited to the following:

•	tariffs and trade barriers;

•	regulations related to customs and import/export matters;

•	longer payment cycles;

•	tax issues, such as tax law changes and variations in tax laws as compared to the United States;

•	governmental activities that limit or disrupt markets, restrict payments, or limit the movement of funds;

•	governmental activities that may result in the deprivation of contract rights;

•	governmental activities that may result in the inability to obtain or retain licenses required for operation;

•	currency fluctuations, devaluations, and conversion restrictions;

•	challenges in collecting accounts receivable;

•	cultural and language differences;

•	employment regulations;

•	inflation;

•	expropriation and nationalization of our assets in that country;

•	political and economic instability;

•	natural disasters, including those related to earthquakes and flooding; and

•	crimes, strikes, riots, civil disturbances, terrorist attacks and wars.

We cannot assure you that we would be able to adequately address these additional risks. If we were unable to do so, our assets, operations, or profitability might suffer.

International and political events could adversely affect our results of operations and financial condition.

We may enter into an initial business transaction with a non-U.S. entity and, accordingly, a significant portion of our post business transaction revenue may be derived from non-U.S. operations, which exposes us to risks inherent in doing business in each of the countries in which we transact business. The occurrence of any of the risks described below could have a material adverse effect on our results of operations and financial condition.

Compliance with the Sarbanes-Oxley Act of 2002 will require substantial financial and management resources and may increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and report on our system of internal controls and requires that we have such system of internal controls audited beginning with our Annual Report on Form 20-F for the year ending  2012. If we fail to maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties and/or shareholder litigation. Any inability to provide reliable financial reports could harm our business. Section 404 of the Sarbanes-Oxley Act also requires that our independent registered public accounting firm report on management’s evaluation of our system of internal controls. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition. Furthermore, any failure to implement required new or improved controls, or difficulties encountered in the implementation of adequate controls over our financial processes and reporting in the future, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

If we effect a business transaction with a company located outside of the United States, the laws applicable to such company will likely govern all of our material agreements and we may not be able to enforce our legal rights.

We do not intend to focus our search on target businesses located in the United States. Accordingly, it is likely that we will effect a business transaction with a company located outside of the United States. As such, the laws of the country in which such company operates will govern most, if not all, of the material agreements relating to its operations. We cannot assure you that the target business will be able to enforce any of its material agreements or that remedies will be available in this new jurisdiction. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Additionally, if we acquire a company located outside of the United States, it is likely that substantially all of our assets would be located outside of the United States and some or all of our officers and directors might reside outside of the United States. As a result, it may not be possible for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws.

We may become subject to taxation in the Cayman Islands which would negatively affect our results.

Under current Cayman Islands law, we are not obligated to pay any taxes in the Cayman Islands on either income or capital gains. We have applied to the Governor-in-Cabinet of the Cayman Islands and have been granted an exemption from the imposition of any such tax on us for 20 years from August 17, 2010. We cannot be assured that after such date we would not be subject to any such tax. If we were to become subject to taxation in the Cayman Islands, our financial condition and results of operations could be significantly and negatively affected. See “Taxation – Cayman Islands Taxation.”

If we are treated as a “passive foreign investment company,” it could have adverse U.S. federal income tax consequences to U.S. holders.

If we are determined to be a passive foreign investment company, known as a “PFIC,” U.S. holders could be subject to adverse United States federal income tax consequences. Specifically, if we are determined to be a PFIC for any taxable year, each U.S. holder may be subject to increased tax liabilities under U.S. tax laws and regulations and will be subject to additional reporting requirements. The determination of whether we are a PFIC will be made on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the market value of our ordinary shares from time to time, which may be volatile. In general, we will be classified as a PFIC for any taxable year in which either (1) at least 75% of our gross income is passive income or (2) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, cash, including working capital, and investments are considered assets that produce or are held for the production of passive income. If a corporation would otherwise be a PFIC in its start-up year (defined as the first taxable year such corporation earns gross income), it is not treated as a PFIC in that taxable year, provided that: (i) no predecessor corporation was a PFIC; (ii) it is established to the Internal Revenue Service’s satisfaction that the corporation will not be a PFIC in either of the two succeeding taxable years; and (iii) the corporation is not, in fact, a PFIC for either succeeding taxable year.

Certain elections may sometimes be used to reduce the adverse impact of the PFIC rules.  These elections may not be available to U.S. holders. If these elections are available and are made, they may result in a current U.S. federal tax liability prior to any distribution or the disposition of the ordinary shares, and without the assurance of a U.S. holder receiving an equivalent amount of income or gain from a distribution or disposition.

We cannot assure you that we will not be treated as a PFIC for U.S. federal income tax purposes. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules.

If you acquire more than 10% of our ordinary shares, the controlled foreign corporation rules may apply to you.

Each “United States shareholder” of a “controlled foreign corporation” (“CFC”) who owns ordinary shares in the CFC on the last day of the CFC’s taxable year must generally include in its gross income for United States federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. For these purposes, any U.S. person who owns, directly or indirectly through foreign persons, or is considered to own under applicable constructive ownership rules of the Code (including by holding a security convertible into or exchangeable for ordinary shares), 10% or more of the total combined voting power of all classes of stock of a foreign corporation will be considered to be a “United States shareholder.” In general, we will be treated as a CFC only if such “United States shareholders” collectively own more than 50% of our total combined voting power or total value of our ordinary shares for an uninterrupted period of 30 days or more during the tax year. U.S. persons who might, directly or through attribution, acquire 10% or more of our shares should consult their own tax advisors regarding the possible application of the CFC rules.

Risks Associated with Targeted Geographic Region and Industry Sectors

We believe that Australia and businesses in the industry sectors involving mining, financial services and media, entertainment and leisure (“the targeted industry sectors”) are subject to risks. We may also focus on other geographic regions or industries if we believe those regions or industries are able to provide attractive financial returns. Any information regarding Australia and the targeted industry sectors that is included in the initial public offering prospectus may be irrelevant if we decide to consider a target business or businesses outside of the targeted industry sectors.

Any devaluation of the Australian dollar could negatively impact our target business’ results of operations and any appreciation thereof could cause the cost of a target business as measured in dollars to increase.

Because we expect to focus our efforts in identifying an initial business transaction with a target business located in Australia, and because substantially all revenues and income following a business transaction would be received in a foreign currency, the United States dollar equivalent of our net assets and distributions, if any, would be adversely affected by reductions in the value of the Australian dollar. To the extent that we need to convert United States dollars into the Australian dollars for our operations, appreciation of this currency against the United States dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert the Australian dollars into United States dollars for other business purposes and the United States dollar appreciates against this currency, the United States dollar equivalent of the Australian dollar we convert would be reduced. As of November 15, 2010 the exchange rate of one Australian dollar was 0.985824 United States dollars.

Australia’s economic dependency on the economies of Asia, Europe and the United States as key trading partners may adversely impact our ability to achieve our business objectives if negative changes occur in any of these economies.

Certain Asian economies have experienced over-extension of credit, currency devaluations and restrictions, rising unemployment, decreased exports and economic recessions.  Economic events in any one country may have a significant effect on the entire Asian region as well as on major trading partners outside of Asia and any adverse event in Asian markets may have a significant adverse effect on the Australian economy.

In addition, most developed countries in Western Europe are members of the European Union and the Economic and Monetary Union of the European Union (the “EMU”).  The EMU requires compliance with restriction on inflation rates, deficits, interest rates, debt levels and fiscal and monetary controls, each of which may significantly affect every country in Europe.  Decreasing imports or exports, changes in governmental regulations on trade, changes in the exchange rate of the euro and recessions among EU members may have a significant adverse effect on the entire European region as well as on major trading partners outside Europe and any adverse event in the European markets may have a significant adverse effect on the Australian economy.

The United States is Australia’s largest investment partner.  Any downturn in U.S. economic activity may have an adverse effect on Australian exports.

For the reasons stated above, any reduction in spending by any of these economies on Australian products and services or negative changes in any of these economies may cause an adverse impact on the Australian economy and adversely affect our ability to achieve our business objectives.

Australia’s susceptibility to fluctuations in the commodity markets may adversely affect our ability to achieve our business objectives.

The mining sector accounts for a significant portion of Australia’s exports.  Therefore, Australia’s economy is susceptible to fluctuations in the commodity markets and, in particular, in the price of and demand for natural resources.  Any negative changes in these markets could have an adverse impact on the Australian economy and adversely affect our ability to achieve our business objectives.

The speculative nature of certain segments of the targeted industry sectors may result in our inability to produce products or services; or, having produced products or services, they fail to receive sufficient market acceptance for us to be successful.

Certain segments of the targeted industry sectors are highly speculative and historically have involved a substantial degree of risk.  For example, in the mining sector, the exploration for, and production of, minerals is highly speculative and involves risks different from, and in some instances greater than, risks encountered by companies in other industries.  Many exploration programs do not result in the discovery of any minerals, and any minerals discovered may not be of sufficient quantity or quality.  Simply discovering promising mineralization may not warrant production because the minerals may be difficult or impossible to extract or mine on a profitable basis, if at all.  Profitability of any extraction and mining we may conduct will involve a number of factors, including, but not limited to, the ability to obtain all required permits, costs of bringing the property into production, the construction of adequate production facilities, the availability and costs of financing, keeping ongoing costs of production at economic levels, and market prices for the minerals to be mined staying above production costs.  Further, even if a company is able to extract minerals on a profitable basis, it could take months or even years from the time that it commences such extraction to the time that it is able to sell such minerals.  Accordingly, for a business in the mining sector, no assurance is possible that any target business we may acquire in the future will own properties that contain deposits of minerals that will be profitable to extract or mine.

For another example, in the media, entertainment and leisure sector, the success of a particular film, video game, program or recreational attraction depends upon unpredictable and changing factors, including the success of promotional efforts, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public acceptance and other tangible and intangible factors, many of which are beyond our control.

If we complete a business transaction with a target business in either of these industry segments, we may be unable to produce products or services, or, having been successful in producing the same, they may fail to receive sufficient market acceptance for us to be successful.

Changes in technology may reduce the demand for the products or services we may offer following a business transaction.

Certain segments of the targeted industry sectors are substantially affected by rapid and significant changes in technology; this is especially so with respect to financial services. These changes may reduce the demand for certain existing services and technologies used in these industries or render them obsolete. We cannot assure you that the technologies used by or relied upon or produced by a target business with which we effect a business transaction will not be subject to such occurrence. While we may attempt to adapt and apply the services provided by the target business to newer technologies and changed physical or commercial operating environments, we cannot assure you that we will have sufficient resources to fund these changes or that these changes will ultimately prove successful.

If following a business transaction, the products or services that we market or sell are not accepted by the public, our profits may decline.

Certain segments of the targeted industry sectors are dependent on developing and marketing new products and services that respond to competitive, regulatory and/or technological developments and changing demand requirements from intermediate and end users. This is especially true of certain segments of the financial services sector.  We cannot assure you that the products and services of a target business with which we effect a business transaction will gain or maintain market acceptance. Any significant delay or failure in developing new or enhanced product and service offerings, including new technology, could result in a loss of actual or potential market share and a decrease in revenues, profitability and asset values.

If we are unable to protect our patents, trademarks, copyrights and other intellectual property rights following a business transaction, competitors may be able to use our technology or intellectual property rights, which could weaken our competitive position.

If we are successful in acquiring a target business and the target business is dependent on patents, trademarks, copyrights and other intellectual property, our success will depend in part on our ability to obtain and enforce intellectual property rights for those assets, either in the country where the target business is established or has operations and in other countries. In those circumstances, we may file applications for patents, copyrights and trademarks as our management deems appropriate. We cannot assure you that these applications, if filed, will be approved, or that we will have the financial and other resources necessary to enforce our proprietary rights against infringement by others. Additionally, we cannot assure you that any patent, trademark or copyright obtained by us will not be challenged, invalidated or circumvented. This risk is especially apparent in the media sector.

If we are alleged to have infringed on the intellectual property or other rights of third parties it could subject us to significant liability for damages and invalidation of our proprietary rights.

If, following a business transaction, third parties allege that we have infringed on their intellectual property rights, privacy rights or publicity rights, we could become a party to litigation. These claims and any resulting lawsuits could subject us to significant liability for damages and invalidation of our proprietary rights and/or restrict our ability to profitably undertake our business.

ITEM 4.	INFORMATION ON THE COMPANY.

Overview

We are a newly-formed blank check company organized, on July 29, 2010, under the name Australia Acquisition Corp., under the laws of the Cayman Islands as an exempted company with limited liability.

We were formed for the purpose of acquiring, or acquiring control of, one or more operating businesses or assets that we have not yet identified through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business transaction.  We are not limited to a particular industry or geographic region for purposes of consummating an initial business transaction. Notwithstanding, we intend to focus on operating businesses that have their primary operations located in the Commonwealth of Australia. We believe the following sectors, among others, offer value creation opportunities: mining, financial services and media, entertainment and leisure. Of these industry sectors, we will focus on those that we believe are capable of providing attractive financial returns.  We may also focus on other geographic regions or industries if we believe that those regions or industries are better able to provide these attractive financial returns. We have not established specific criteria that would trigger our consideration of businesses outside of the Commonwealth of Australia or the above industry sectors.  Our initial business transaction must be with one or more target businesses having an aggregate fair market value of at least 80% of the value of the trust account (excluding any taxes payable on the income earned on the trust account) at the time of the agreement to enter into such initial business transaction.  We do not have any specific business transaction under consideration although we are actively searching for a target business.

We have until August 15, 2012 to consummate a business transaction. Pursuant to our articles of association, as amended, if we fail to consummate a business transaction by August 15, 2012, our corporate existence will automatically cease and we will liquidate and distribute the proceeds held in the trust account to our public shareholders.

On November 19, 2010, we closed our initial public offering of 6,400,000 units with each unit consisting of one ordinary share and one warrant to purchase one ordinary share at an exercise price of $11.50 per share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $64,000,000.

Cohen & Company Securities, LLC acted as the managing underwriter for the initial public offering. The securities sold in the initial public offering were registered under the Securities Act pursuant to a registration statement on Form F-1 (No. 333-169983). The SEC declared the registration statement effective on November 15, 2010. Our units began trading on the Nasdaq Capital Market on November 16, 2011.

On November 19, 2010, immediately prior to the consummation of our initial public offering, we consummated the private sale of 8,000,000 insider warrants to our executive officers and directors at a price of $0.50 per warrant, generating gross proceeds of $4,000,000. All of the proceeds we received from the sale of the insider warrants were placed in the trust account.  This issuance was made pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as they were sold to sophisticated, wealthy and/or accredited individuals and entities), or pursuant to Regulation S under the Securities Act. No underwriting discounts or commissions were paid with respect to such sales. The insider warrants are identical to the warrants included in the units sold in the initial public offering, except that the insider warrants: (i) were placed in escrow and are subject to the transfer restrictions; (ii) are non-redeemable by us so long as they are held by our management team or their permitted transferees; and (iii) may be exercised by our management team or their permitted transferees on a cashless basis at any time they are exercisable. In addition, the ordinary shares issuable upon exercise of the insider warrants are entitled to registration rights.  Our management team agreed to place into escrow and not transfer, assign or sell, except to permitted transferees, any of the insider warrants, until 90 days after the completion of our initial business transaction.

Holders of the company’s units have been able to separately trade the ordinary shares and warrants included in such units since December 13, 2010. The units, ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols “AACOU”, “AAC” and “AACOW,” respectively.

Our principal executive offices are located at Level 11, 459 Collins Street, Melbourne VIC 3000, and the phone number is +61 (2) 9380 6899. Our registered office in the Cayman Islands is located at Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman, KY1-1108, Cayman Islands. Our agent for service of process in the United States is E. Stephen Streeter located at 2001 Wilshire Blvd., Suite 400, Santa Monica, CA 90403.

Targeted Geographic Region and Industry Sectors - Observations and Trends

Australia is the sixth-largest country in the world by land mass, with a diverse population of approximately 21.8 million people as at July 2011, according to the CIA World Factbook.  Australia has enjoyed annual gross domestic product (GDP) growth and prolonged economic expansion year on year without interruption for almost two decades, according to the U.S. Commercial Service’s Australian Market Overview.

According to the Australian Bureau of Statistics, the Australian economy remains robust, notwithstanding a more difficult global environment following the global financial slow-down.  Strong GDP growth of approximately 3.25% is projected for the year ended December 31, 2011 and  economic forecasts project annual growth of approximately 3.75%  in 2012 and 2013 (Source: Reserve Bank of Australia, Statement of Monetary policy, August 2011).  Under sound fiscal management, Australia has the lowest government debt as a percentage of GDP of any major OECD country according to the Organization for Economic Cooperation and Development.

The Australian unemployment rate has steadily decreased from a global financial crisis high of 5.85% in mid 2009 to 5.1% as of July 2011 and is expected to remain steady through the end of 2011 due to strong economic growth, according to the Reserve Bank of Australia. This reduction in unemployment rate has been achieved during a period of labor force growth.

Australia offers a low cost business environment, high skill levels, competitive salary costs for qualified professionals and a sizeable domestic market. As in most developed countries, Australia’s economy is dominated by the services sector, which accounted for approximately 71.2% of GDP to June 2010 according to the Australian Government’s Austrade. The largest services industries are finance and insurance (approximately 10.4%), property and business services (approximately 16.2%), which contribute approximately 26.6% of GDP.  Manufacturing is the equal second largest contributor to the economy, accounting for approximately 8.6% of GDP, and construction accounts for approximately 7.2% of GDP.  Other major segments of the services sector include retail and wholesale trade (approximately 8.6%) and transport and storage (approximately 4.8%).  According to Austrade, although the agriculture and mining industries together contributed only approximately 11.8% of GDP, they accounted for more than two-thirds of total merchandise exports in 2010.

Key drivers of Australia’s strong economy include rising output in the domestic economy and rising exports of raw materials and agricultural products.  The global growth in demand for Australian commodities, together with Australia’s close relations with fellow Asian-Pacific countries, has helped to boost the country’s economy.  Australia’s foreign trade is driven by agricultural and mineral exports.  China, Japan, Korea, the European Union, the United States, India and certain Southeast Asian counties are its major trading partners.

Of these countries, China is Australia’s largest merchandise export market, accounting for $AUD 58.4 billion in calendar year 2010 (free on board, value terms). The Chinese economy is expected to grow at a rate of approximately 9.6% in 2011, according to the Reserve Bank of Australia’s Statement on Monetary Policy issued in August 2011. Australia’s trade relationship with China is burgeoning, marked by ongoing resource export contracts.  Australia’s second largest export market is Japan ($AUD 43.6 billion), followed by the Republic of Korea ($AUD 20.4 billion), India ($AUD 16.4 billion) and the United States of America ($AUD 9.2 billion).   The Australian Bureau of Agriculture and Resource Economics (ABARE) forecast that earnings from Australia’s commodity exports will increase by 17.7% in 2011–12 to $AUD 256.3 billion.  ABARE forecasts that export earnings for farm commodities will be $AUD 34.1 billion in 2011–12, slightly up from $AUD 32.0 billion in 2010–11.  For energy and minerals, export earnings are forecast to increase by 19.9 per cent to $AUD 218.3 billion in 2011–12, mainly as a result of higher expected export volumes and prices for Australian iron ore and coal.

Our management team believes that there is a wide range of acquisition opportunities in Australia and believes that, among others, the following sectors offer value-creation opportunities:

Mining

The Australian mining industry consists of the following segments: aluminum, consisting of the production of primary aluminum (and excluding recycled aluminum); iron and steel, consisting of the production of crude steel, blast furnace (pig) iron and direct reduced iron; precious metals and minerals, consisting of gold, silver, platinum, palladium, rhodium and industrial and gem-quality diamonds; coal (anthracite, bituminous and lignite); and base metal markets, consisting of lead, zinc, copper, nickel and tin.

According to the Australian Trade Commission, Australia has the world’s largest reserves of lead, nickel, uranium and zinc. It is the world’s largest producer of bauxite and alumina (using the Economic Demonstrated Reserves (EDR) measure) the second largest producer of gold, lead, nickel, uranium oxide and  zinc ore, and the third largest producer of iron ore. Mining and minerals activity currently comprises approximately 8% of the Australian economy, and 40% of exports.

Coal was the first commodity to be discovered and mined in Australia and Australia is now the world’s largest coal exporter, with 78% of the coal that is mined being exported to over 30 countries. Coal is Australia’s number two export, representing 18.6% of the total value of goods and services exported in 2010 with coal export revenue in that year being  $AUD 42.9 billion, up from $AUD 39.4 billion in 2009. In 2010, Australia ranks third in global coal production after China (48.3%) and the USA (14.8%) and exports two kinds of black coal: thermal coal used for power generation, cement manufacturing and some industrial processes, and metallurgic coal, used in the manufacture of iron and steel.  In 2009, 54% of the world’s exported metallurgic coal and 19% of the world’s exported thermal coal came from Australia.

The base metals segment is second largest sector of the Australian mining industry, followed by iron and steel (third largest), precious metals and minerals (fourth largest), and aluminum segments (fifth largest).

Our management team believes that Australian mining exploration and production companies with interests in coal, iron ore, uranium, precious and base metals are increasingly attractive due to growing demand from China and India, as well as steady demand from other Asian and European markets, as reported in the Reserve Bank of Australia’s Statement on Monetary Policy.  Likewise, with Australia’s increasing demand for petroleum products, Australian oil exploration and production companies are also attractive.

While the demand for mining and oil products has continued to increase, high barriers to entry in this capital-intensive sector have limited the number of new entrants.  Post the global financial slowdown, numerous mining and oil projects are awaiting finance and there is potential for consolidation of junior and mid-tier exploration, mining and oil companies.

Financial services

The Australian financial services industry had approximately $AUD 4.8 trillion in consolidated financial assets as of March 2011.   Of this total, managed fund assets stood at approximately $AUD 1.8 trillion according to the Reserve Bank of Australia, having had an 11.9% compound annual growth rate (CAGR) since 1995. This industry has a varied structure, which includes depository corporations, life insurance corporations, other insurance corporations, pension funds, central borrowing authorities and financial intermediaries.  Our management team believes there is substantial growth potential in the following three sub-sectors:

Funds Management

According to the Australian Bureau of Statistics, Australia has at least the fourth-largest pool of retirement funds in the world.  In addition, the assets of Australia’s superannuation industry have grown to over $AUD1.3 trillion in 2011 according to Towers Watson’s Global Pension Asset Study.  Retirement funds are expected to grow by 13.5% over the next decade according to statistics from the Reserve Bank of Australia.  The Australian Bureau of Statistics has indicated that pension assets have grown at a ten year CAGR of 9.6% through to December 2010.  This contrasts favorably with other developed countries such as the United States with a ten year 4.2% CAGR, the United Kingdom with a 5.2% CAGR and Japan with a .2% CAGR.  Our management team believes that the demand for financial services in relation to those funds will grow significantly, with 69% of these assets managed by investment managers as at December 2010.  We see the potential for the creation of new, and consolidation of existing, investment managers.

Funds Management

The insurance market is comprised of the life insurance segment (mortality protection and retirement savings plans), which accounts for approximately 54% of the market’s total value, and the non-life insurance segment (accident and health, and property and casualty insurance), which accounts for the remaining 46% of the market’s total value.  Various insurance risk classes are under-serviced by insurance companies in Australia and its regional markets, hence attracting large premiums and enabling significant profitable business opportunities in the sector.  In addition, there is existing under-insurance in the Australian market in terms of home and contents insurance with 23% of Australian households having neither home nor contents insurance.  The total gross written premiums of the insurance market in 2009 was $AUD 77.3 billion.  Our management team believes that the demand for insurance will grow significantly, from the 2009 insurance penetration of 6.4% of Australian GDP compared to the United States with 8.0% of GDP (Source: Swiss Re sigma No2/2010).

Funds Management

The mezzanine finance market, which has seen a revival of interest since the global credit crisis, is faced with a strong demand unmatched by the number of deals executed.  Our management team believes the effective lack of a mezzanine finance market in Australia, and, to a lesser extent, across the Asian region can be developed and exploited to produce significant financial returns.

Media, entertainment and leisure

The Australian media industry consists of the following segments: publishing, consisting of books, newspaper and magazines; broadcasting and cable TV, consisting of all terrestrial, cable and satellite broadcasters of digital and analog television programming; movies and entertainment, including both producers and distributors of public entertainment formats, such as movies (including distribution through movie theaters and DVDs), music and sports; and advertising, consisting of agencies providing advertising, including display advertising services.  The Australian entertainment and media industry is expected to grow 22% over the next five years, slightly higher than the mature group of economies – US, UK, France, Germany and Japan.  The industry’s predicted CAGR over the next five years of 4.1% will grow the revenues in Australia to AUD$37.2 billion by 2015.  (Source: PwC Entertainment and Media Outlook 2011-2015 released August 1, 2011).

The publishing segment is the largest segment in the Australian media industry with over 50% of the industry total.  The publishing segment is led by a combination of both local publishers and international publishing houses with players differentiating themselves through the type of works that they publish.  Although printing is still the most commonly used method of mass-producing and distributing the content found in books, newspapers and magazines, the popularity of online media is increasing.  This trend has allowed for new, innovative ways of reaching consumers and has attracted new players to the market.  The segment has been quick to adapt to the advancement of technology, with companies differentiating themselves by targeting specific key demographics and niche markets, as well as specializing in specific sectors.

The broadcasting and cable TV segment is the second largest with advertising, licensing and subscription revenues equating to approximately 21% of the industry total.  The movies and entertainment segment generated revenues of approximately 12% of the industry total.  Digital media and entertainment is expected to be experience a significant growth over the next several years.

Our management team believes that the Australian media sector, along with the closely allied entertainment and leisure sector, may present worthwhile investment opportunities as asset values are still reduced post the global economic slowdown.  The sector is highly fragmented and ripe for consolidation with many operators still highly geared with limited access to debt and equity capital.

Business Strategy

We have identified the following criteria that we believe are important in evaluating prospective target businesses. While our management intends to utilize these criteria in evaluating business transaction opportunities both in and outside of the Australian industry sectors – mining, financial services and media, entertainment and leisure – we expect that no individual criterion will entirely determine a decision to pursue a particular opportunity. Further, any particular business transaction opportunity which our management ultimately determines to pursue may not meet one or more of these criteria. We have not established specific criteria that would trigger our consideration of businesses outside of the targeted geographic region and industry sectors.  The key criteria include:

Growth orientation

We will seek to acquire companies that we expect to experience substantial growth post-acquisition. We believe that we are well-positioned to evaluate a company’s current growth prospects and opportunities to enhance growth post-acquisition.

Hidden intrinsic value

We will seek situations where we are able to acquire target companies that have unseen value or other characteristics that have been disregarded by the marketplace. We intend to leverage the operational experience and financial acumen of our team to focus on unlocking value others may have overlooked, as a means to generate significant growth and profitability post closing.

Attractive return on investment

We will seek to identify businesses that will offer an attractive financial return on investment for our shareholders. We will look to consummate an acquisition on attractive terms and to use our corporate structure as an asset in negotiations with owners of prospective targets. Financial returns will be evaluated based on both organic cash flow growth potential and an ability to create value through new initiatives such as future acquisitions, repositioning the company, increasing investment in new products, assets, or distribution channels and operational restructuring. This potential upside from growth in the business will be weighed against the downside risks inherent in the plan and in the business.

Outstanding management team

We believe that experienced, proven entrepreneurial managers working as a complementary team are a critical component to creating and sustaining long-term business value. We will look for businesses that have management teams with a proven track record for delivering top line growth and bottom line profits, but, in each situation, we will assess opportunities to improve a target’s management team and to recruit additional talent.

Our Competitive Strengths

We believe the background, operating history and experience of our management team and board of directors have equipped us not only to provide access to a broad spectrum of acquisition opportunities but also to improve upon the operating and financial performance of our target business.  Our management team and board of directors intend to contribute:

Deal sourcing capabilities

Our management team has collectively over 80 years of experience in sourcing investment opportunities be it through current or past executive experience, affiliations or relationships with organizations, including News Corporation, the Consolidated Press Holdings Ltd. group and the Village Roadshow Group. We believe that our management team’s experience and wide network of relationships in Australia and a multitude of industry sectors will provide us with exposure to an array of business opportunities and will enable our management team to evaluate these opportunities critically.

Track record with mergers and acquisitions

Our management team has experience in all phases of acquisition and growth financing transactions in both the public and private markets. Notably, Mr. Ziegler was instrumental in the growth and success of VRL in the nine years that he was involved with the company.  During Mr. Ziegler’s tenure, VRL consummated or undertook in excess of 50 investment acquisitions and divestitures. Mr. Nader was extensively involved with Mr. Ziegler in the structuring, negotiating and closing of many of these transactions. Mr. Chenoweth also has mergers and acquisitions experience with his involvement in Telecom New Zealand Limited, where he oversaw the merger of several business units of the Australian Consumer and Small Business Group.

Expertise in corporate finance and transaction experience

Our management team has experience in financing growth companies. For example, Mr. Ziegler has arranged over 20 financings during his corporate career.  Additionally, Mr. Nader, in his roles at Pitt Capital Partners, McHudson Corporate and News Corporation, has been intimately involved in a number of investments in various growth companies in Australia, in a variety of industries encompassing many of the company’s targeted industry sectors.

Management operating experience

Our management team has experience in operating and building companies in a variety of industries. We believe that this experience provides us with a competitive advantage in evaluating businesses and acquisition opportunities. In addition, the members of our management team have served as senior officers and directors of acquiring and acquired private and public companies. This experience also assists us in evaluating whether acquisition targets have the operational resources necessary to provide us with attractive financial returns.

Effecting a Business Transaction

General

We are not presently engaged in, and we will not engage in, any substantive commercial business for an indefinite period of time. We intend to utilize cash derived from the proceeds of the initial public offering and the private placement of our insider warrants, our capital stock, debt or a combination of these in effecting a business transaction.  If we engage in a business transaction with a target business using our capital stock and/or debt financing as the consideration to fund the transaction, proceeds from the initial public offering and the private placement of the insider warrants will then be used to undertake additional acquisitions, pay down debt or to fund the operations of the target business on a post-transaction basis. We may engage in a business transaction with a company which does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various Federal and state securities laws. In the alternative, we may seek to consummate a business transaction with a company that may be financially unstable or in its early stages of development or growth, or execution of its business plan. While we may seek to effect business transactions with more than one target business, we will probably have the ability, as a result of our limited resources, to effect only a single business transaction.

We will provide our public shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account before payment exclusive of any interest thereon, upon the consummation of our initial business transaction, subject to the limitations described herein.  We may seek shareholder approval before effecting our initial business transaction regardless of the type of transaction it is, even if the initial business transaction would not ordinarily require shareholder approval under applicable law and regardless as to whether we are subject to the Nasdaq listing rules at such time.  Notwithstanding, in accordance with certain Nasdaq listing rules, unless we would be required by law or we decided for other legal or business reasons, we may consummate our initial business transaction without seeking shareholder approval and conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers.  In such event, we would file tender offer documents with the SEC that contain substantially the same financial and other information about the initial business transaction and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.  If we seek shareholder approval, so long as we maintain our FPI status and are required to comply with the foreign issuer rules, we will conduct the redemptions pursuant to the tender offer rules.  If we are no longer deemed a FPI (and no longer required to comply with the foreign issuer rules), when we seek shareholder approval we will conduct the redemptions like other blank check companies in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules.  Our initial shareholders consisting of all of our officers and directors may purchase ordinary shares in the open market. Our initial shareholders have agreed, when we seek shareholder approval, to vote any ordinary shares acquired in the initial public offering or the open market along with the initial ordinary shares in favor of our initial business transaction.  We will consummate our initial business transaction only if the business transaction is approved by a majority of our independent directors, holders of less than 92% of our public shares elect to redeem their shares, and a majority of the outstanding ordinary shares voted are voted in favor of the business transaction.  Our initial shareholders have agreed not to redeem any ordinary shares beneficially owned by them in connection with the consummation of our initial business transaction.

We have not identified a target business

To date, we have not selected any target business on which to concentrate our search for a business transaction.  As a result, we cannot assure you that we will be able to locate a target business or that we will be able to engage in a business transaction on favorable terms.

Subject to the requirement that our initial business transaction must be with one or more target businesses having an aggregate fair market value of at least 80% of the value of the trust account (excluding any taxes payable on the income earned on the trust account) at the time of the agreement to enter into such initial business transaction, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business. However, in any proposed business transaction, we must initially acquire a controlling interest in the target business. We will acquire a controlling interest either through the acquisition of at least 50.1% of the voting equity interests in the target or through the acquisition of a significant voting equity interest that enables us to exercise a greater degree of control over the target than any other person or group. In the event we acquire less than a majority of the voting equity interests in the target, we may seek an even greater degree of control through contractual arrangements with the target and/or other target equity holders, or through special rights associated with the target equity security that we hold, which arrangements or rights may grant us the ability, among other things, to appoint certain members of the board (or equivalent governing body) or management of the target or the ability to approve certain types of significant transactions that the target may seek to enter into.  If we issue securities to the target business in connection with the consummation of our initial business transaction, our shareholders could end up owning a minority of the combined company as there is no requirement that our shareholders own a certain percentage of our company after our business transaction.

There is no basis for public shareholders to evaluate the possible merits or risks of any target business with which we may ultimately complete a business transaction. To the extent we effect a business transaction with a financially unstable asset or property, including entities without established records of sales or earnings, we may be affected by numerous risks inherent in the business and operations of such financially unstable property or asset. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

Sources of target businesses

While we have not yet identified any candidates for a business transaction, we believe that there are numerous acquisition candidates for us to target.  We expect to generate a list of prospective target opportunities from a host of different sources. We anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community who are aware that we are seeking a business transaction partner via public relations and marketing efforts, direct contact by management or other similar efforts. Target businesses may also be brought to our attention by unaffiliated sources as a result of being solicited by us through calls, mailings or advertisements. We expect any fee to be paid to such persons would be determined in an arm’s length negotiation between the finder or broker and us based on market conditions at the time we enter into an agreement with such finder or broker. While we do not presently anticipate engaging the services of professional firms that specialize in acquisitions on any formal basis, we may decide to engage such firms in the future or we may be approached on an unsolicited basis, in which event their compensation may be paid from the offering proceeds not held in trust. Target businesses also will be brought to our attention by our officers, directors and their affiliates, through their network of joint venture partners and other industry relationships located in Australia, the United States and elsewhere that regularly, in the course of their daily business activities, see numerous varied opportunities. In no event will any of our officers or directors, or any of our or their affiliates be paid any finder’s fee, consulting fee or any other form of compensation, including the issuance of any of our securities, prior to, or for any services they render, in order to effectuate the consummation of a business transaction.

While we do not intend to pursue an initial business transaction with a target business that is affiliated with our officers or directors, or any of our or their affiliates, we are not prohibited from pursuing such a transaction. In the event we seek to complete an initial business transaction with such a target business, we would obtain an opinion from an independent investment banking firm that is a member of FINRA, or a body of equivalent status if the target business is located in a non-U.S. jurisdiction that such an initial business transaction is fair to our shareholders from a financial point of view. Generally, such opinion is rendered to a company’s board of directors and investment banking firms may take the view that shareholders may not rely on the opinion. Such view will not impact our decision on which investment banking firm to hire.

Selection of a target business and structuring of a business transaction

Our management team will conduct the evaluations of prospective target businesses, and we expect that they will devote significant time to the search for an acquisition candidate. Our management team will be assisted by our outside attorneys, accountants, investment bankers and other representatives in conducting the evaluations. Our management team will supervise the roles that our outside attorneys, accountants, investment bankers and other representatives have in evaluating each prospective target business.  The suggestions of our management team will be presented to our board of directors.  Acquisitions of a prospective target business are subject to approval by a majority of our board of directors.

Subject to the requirement that our initial business transaction must be with one or more target businesses having an aggregate fair market value of at least 80% of the value of the trust account (excluding any taxes payable on the income earned on the trust account) at the time of the agreement to enter into such initial business transaction and that in no event will we acquire less than a controlling interest in a target business, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business. Other than these requirements and the broad guidelines described above, we have not established any specific attributes or criteria for prospective target businesses. In evaluating a prospective target business in any industry, our management may consider, among other factors, the following:

•	existing and forecast type and value of tangible and intangible assets owned or utilized;

•	financial condition and results of operations;

•	gross and net asset position;

•	cash flow – actual and potential;

•	growth potential;

•	experience and skill of management and availability of additional personnel;

•	capital requirements;

•	competitive position;

•	regulatory or technical barriers to entry;

•	stage of development of the products, processes or services;

•	security measures employed to protect technology, trademarks or trade secrets;

•	degree of current or potential market acceptance of the products, processes or services;

•	proprietary features and degree of intellectual property or other protection of the products, processes or services;

•	regulatory environment of the industry;

•	costs associated with effecting the business transaction; and

•	fiscal profile.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business transaction will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting a business transaction consistent with our business objective. Our management team will consider these criteria as a whole. For example, one target with a balance sheet that is stronger than another target due to the existence of higher shareholder’s equity or other indicia of financial strength, may have a less established competitive position in its market. We cannot say in advance which criteria will be most important when evaluating two or more potential business transactions. In evaluating a prospective target business, we may conduct an extensive due diligence review which may encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial and other information which is made available to us. This due diligence review will be conducted either by our management or by unaffiliated third parties we may engage, although we have no current intention to engage any such third parties.

The structure of a particular business transaction may take the form of a merger, capital stock exchange, asset acquisition or other similar structure. Although we have no commitments as of the date of this annual report to issue our securities, we may issue a substantial number of additional ordinary shares or preferred stock, a combination of common and preferred stock, or debt securities, or a mixture of all of the foregoing, to complete a business transaction.

We will endeavor to structure a business transaction so as to achieve the most favorable tax treatment to us, the target business and its shareholders. The time and costs required to select and evaluate a target business and to structure and complete the business transaction cannot presently be ascertained with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business transaction is not ultimately completed will result in a loss to us and reduce the amount of capital available to otherwise complete a business transaction.

Investment criteria

The criteria set forth in “Proposed Business–Business Strategy” are not intended to be exhaustive. Any evaluation relating to the merits of a particular business transaction will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting a business transaction consistent with our business objective. In evaluating a prospective target business, we may conduct an extensive due diligence review which may encompass, among other things, meetings with incumbent management, inspection of facilities and assets, as well as a review of all relevant financial and other information which is made available to us. This due diligence review may be conducted either by our management or by third parties we may engage.  We will also seek to have all owners of any prospective target business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account.

In the case of all possible acquisitions, we will seek to determine whether the transaction is advisable and in the best interests of us and our shareholders. We believe it is possible that our attractiveness as a potential buyer of businesses may increase after the consummation of an initial transaction and there may or may not be additional business transaction opportunities as we grow and integrate our acquisitions. We may or may not make future acquisitions.  To the extent we are able to identify multiple acquisition targets and options as to which business or assets to acquire as part of an initial transaction, we intend to seek to consummate the acquisition which is most attractive and provides the greatest opportunity for creating shareholder value. The determination of which entity is the most attractive would be based on our analysis of a variety of factors, including whether such acquisition would be in the best interests of our shareholders, the purchase price, the terms of the sale, the perceived quality of the assets and the likelihood that the transaction will close.

The time and costs required to select and evaluate a target business and to structure and complete the business transaction cannot presently be ascertained with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business transaction is not ultimately completed will result in a loss to us and reduce the amount of capital available to otherwise complete a business transaction.

Fair market value of target business or businesses

The target business or businesses with which we effect our initial business transaction must have a collective fair market value equal to at least 80% of the value of the trust account (excluding any taxes payable on the income earned on the trust account) at the time of the agreement to enter into such initial business transaction.  If we acquire less than 100% of one or more target businesses in our initial business transaction, the aggregate fair market value of the portion or portions we acquire must equal at least 80% of the value of the trust account at the time of the agreement to enter into such initial business transaction. However, we will always acquire at least a controlling interest in a target business. The fair market value of a portion of a target business will likely be calculated by multiplying the fair market value of the entire business by the percentage of the target we acquire. We may seek to consummate our initial business transaction with an initial target business or businesses with a collective fair market value in excess of the balance in the trust account. In order to consummate such an initial business transaction, we may issue a significant amount of our debt, equity or other securities to the sellers of such business and/or seek to raise additional funds through a private offering of debt, equity or other securities. There are no limitations on our ability to incur debt or issue securities in order to consummate our initial business transaction. If we issue securities in order to consummate such an initial business transaction, our shareholders could end up owning a minority of the combined company’s voting securities as there is no requirement that our shareholders own a certain percentage of our company (or, depending on the structure of the initial business transaction, an ultimate parent company that may be formed) after our business transaction. Since we have no specific business transaction under consideration, we have not entered into any such arrangement to issue our debt or equity securities and have no current intention of doing so.

The fair market value of a target business or businesses will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential gross margins, the values of comparable businesses, earnings and cash flow, book value and, where appropriate, upon the advice of appraisers or other professional consultants.  If our board of directors is not able to independently determine that the target business has a sufficient fair market value to meet the threshold criterion, we will obtain an opinion from an unaffiliated, independent investment banking firm that is a member of FINRA or a body of equivalent status in a non-US jurisdiction with respect to the satisfaction of such criterion.

We will not be required to obtain an opinion from an investment banking firm as to the fair market value if our board of directors independently determines that the target business complies with the 80% threshold.  Unless we consummate a business transaction with an affiliated entity, we are not required to obtain an opinion from an independent investment banking firm that the price we are paying is fair to our shareholders.

We expect that any opinion from an investment banking firm would be included in our tender offer or proxy soliciting materials furnished to our shareholders in connection with an initial business transaction, and that such independent investment banking firm would be a consenting expert. Although our board of directors will obtain a fairness opinion in these circumstances for the benefit of our shareholders, the investment banking firms that render fairness opinions customarily will only address the opinion to the board of directors and, consequently, a shareholder’s recourse on such opinion will be through claims against such investment banking firm brought by us. However, as the opinion will be attached to, and thoroughly described in, our tender offer or proxy soliciting materials, we believe investors will be provided with sufficient information in order to allow them to properly analyze the transaction. Accordingly, whether the independent investment banking firm allows shareholders to rely on their opinion will not be a factor in determining which firm to hire.

Possible lack of business diversification

Our business transaction must be with a target business or businesses that satisfy the minimum valuation standard at the time of such acquisition, as discussed above, although this process may entail the simultaneous acquisitions of several businesses at the same time. Therefore, at least initially, the prospects for our success may be entirely dependent upon the future performance of a single business. Unlike other entities which will likely have the resources to complete several business transactions of entities operating in multiple industries or the same or multiple areas of a single industry, it is probable that we will not have the resources to diversify our operations or benefit from the possible spreading of risks or offsetting of losses. By consummating a business transaction with only a single entity, our lack of diversification may:

•
subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a business transaction; and

•	result in our dependency upon the performance of a single operating business or the development or market acceptance of a single or limited number of products, processes or services.

If we determine to simultaneously acquire several businesses and such businesses are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other acquisitions, which may make it more difficult for us, and delay our ability, to complete the business transaction. In addition, if conditions to closings with respect to one or more of the target businesses are not satisfied, the fair market value of the businesses, collectively, could fall below the required fair market value threshold of 80% of the value of the trust account at the time of the agreement to enter into the initial business transaction.  With multiple acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. It is not anticipated that we will we acquire less than majority voting control of a target business. However, this expectation will not preclude a reverse merger or similar transaction where we will acquire the target business.

Limited ability to evaluate the target business’s management

Although we intend to closely scrutinize the incumbent management of a prospective target business when evaluating the desirability of effecting a business transaction, we cannot assure you that our assessment will prove to be correct. In addition, we cannot assure you that new members that join our management following a business transaction will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our officers and directors, if any, in the target business following a business transaction cannot presently be stated with any certainty. While our current officers and directors may remain associated in senior management or advisory positions with us following a business transaction, they may not devote their full time and efforts to our affairs subsequent to a business transaction. Moreover, they may only be able to remain with us after the consummation of a business transaction if they are able to negotiate employment or consulting agreements in connection with such business transaction. Such negotiations could take place simultaneously with the negotiation of the business transaction and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the consummation of the business transaction. While the personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business, the ability of such individuals to remain with us after the consummation of a business transaction will not be the determining factor in our decision as to whether or not we will proceed with any potential business transaction. Additionally, we cannot assure you that our officers and directors will have significant experience or knowledge relating to the operations of the particular target business.

Following a business transaction, we may seek to recruit additional managers to supplement or replace the incumbent management of the target business. We cannot assure you that we will have the ability to recruit such managers, or that any such managers we do recruit will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Shareholders may not have the ability to approve a business transaction

We intend to conduct redemptions without a shareholder vote pursuant to the tender offer rules of the SEC. Therefore we do not intend to seek shareholder approval before we effect our initial business transaction as not all business transactions require shareholder approval under applicable local law. However, we may conduct a shareholder vote, if it is required by law or the Nasdaq Capital Market, or we decide to hold such vote for other business or legal reasons. Regardless of whether a shareholder vote is required by law or the Nasdaq Capital Market, or we decide to hold a shareholder vote for other business or legal reasons, so long as we maintain our FPI status and are required to comply with the foreign issuer rules, we will comply with the tender offer rules.  If we are no longer deemed a FPI (and no longer required to comply with the foreign issuer rules) and a shareholder vote is required by law or the Nasdaq Capital Market, or we decide to hold a shareholder vote for other business or legal reasons, we will conduct the redemptions like other blank check companies in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules.  Presented in the table below is a graphic explanation of the types of initial business transactions we may consider and whether shareholder approval would be required under Cayman Islands law for each such transaction.

Type of Transaction	Whether Shareholder Approval is Required

Purchase of assets	No

Purchase of stock	No

Merger/amalgamation of target into a subsidiary of the company	No

Merger/amalgamation of the company with a target	Yes

Redemption rights for public shareholders upon consummation of our initial business transaction

We will provide our shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account exclusive of any interest thereon, upon the consummation of our initial business transaction, subject to the limitations described herein.  We may seek shareholder approval before effecting our initial business transaction regardless of the type of transaction it is, even if the initial business transaction would not ordinarily require shareholder approval under applicable law and regardless as to whether we are subject to the Nasdaq listing rules at such time.  Notwithstanding, in accordance with certain Nasdaq listing rules, unless we would be required by law or we decided for other legal or business reasons, we may consummate our initial business transaction without seeking shareholder approval and conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers.  In such event, we would file tender offer documents with the SEC that contain substantially the same financial and other information about the initial business transaction and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.  When we seek shareholder approval, so long as we maintain our FPI status and are required to comply with the foreign issuer rules, we will conduct the redemptions pursuant to the tender offer rules.  If we are no longer deemed a FPI (and no longer required to comply with the foreign issuer rules), when we seek shareholder approval we will conduct the redemptions like other blank check companies in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules.  Our initial shareholders consisting of all of our officers and directors may purchase ordinary shares in the open market. Our initial shareholders have agreed, when we seek shareholder approval, to vote any ordinary shares acquired in the initial public offering or the open market along with the initial ordinary shares in favor of our initial business transaction.  We will consummate our initial business transaction only if the business transaction is approved by a majority of our independent directors, holders of less than 92% of our public shares elect to redeem their shares, and a majority of the outstanding ordinary shares voted are voted in favor of the business transaction.  Our initial shareholders have agreed not to redeem any ordinary shares beneficially owned by them in connection with the consummation of our initial business transaction.

The 92% redemption threshold is different from the redemption thresholds used by most blank check companies. Traditionally, blank check companies would not be able to consummate a business transaction if the holders of the company’s public shares voted against a proposed business transaction and elected to redeem more than a much smaller percentage of the shares sold in such company’s initial public offering, which percentage threshold was typically between 19.99% and 39.99%. As a result, many blank check companies have been unable to complete business transactions because the amount of shares voted by their public shareholders electing redemption exceeded the maximum redemption threshold pursuant to which such company could proceed with a business transaction.

Conduct of redemption pursuant to tender offer rules

If we consummate our initial business transaction without seeking shareholder approval, we will conduct the redemptions in connection with our initial business transaction pursuant to the tender offer rules. Public shareholders who properly exercise their redemption rights shall be entitled to receive their pro rata share of the aggregate amount then on deposit in the trust account excluding any amounts representing interest earned on the trust account.  When we conduct the redemptions upon consummation of our initial business transaction in compliance with the tender offer rules, the redemption offer will be made to all of our shareholders, not just our public shareholders. Our initial shareholders, however, have agreed not to redeem their initial ordinary shares in connection with this redemption offer. In addition, the offer will be made for up to a maximum of 92% of our public shares, subject to the condition that if 92% or more of our public shares elect to redeem their ordinary shares, we will withdraw the offer and not consummate the initial business transaction.

Submission of our initial business transaction to a shareholder vote

In the event we seek shareholder approval of our initial business transaction, we will distribute proxy materials to our public shareholders.  If we are deemed a FPI at such time or required to comply with the foreign issuer rules, our public shareholders will not be able to redeem their shares in connection with such vote and will be required to tender their shares if they seek redemption in accordance with the tender offer rules.  If we seek shareholder approval of our initial business transaction and we are no longer a FPI and are subject to the U.S. domestic issuer rules, we will conduct the redemptions in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules.  Public shareholders may vote either in favor of or against the initial business transaction, and elect to exercise or not to exercise their redemption rights.  Public shareholders who properly exercise their redemption rights shall be entitled to receive their pro rata share of the aggregate amount then on deposit in the trust account excluding any amounts representing interest earned on the trust account regardless of whether they vote in favor of or against the business transaction.

Solely if we seek shareholder approval of our initial business transaction and we conduct redemptions in connection with our business transaction subject to the U.S. domestic issuer rules in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules as a result of the loss of our FPI status, we may negotiate arrangements to provide for the purchase of ordinary shares from shareholders who would otherwise vote against our initial business transaction or elect to redeem their shares at the closing of such business transaction.  The purchases would be made using funds held in the trust account.  There is no limit as to the amount of funds available for such purpose, other than any amounts in the trust account to be used to fund any redemptions or consummate the business transaction. The purpose of such arrangements, among other reasons, would be to increase the likelihood of satisfaction of the requirements that holders of less than 92% of the public shares demand redemption of their public shares and a majority of our outstanding shares that are voted in connection with our initial business transaction are voted in favor of the initial business transaction.

Although we do not currently anticipate paying any premium purchase price for such public shares, in the event we do, the payment of a premium may not be fair to, or in the best interest of, those shareholders not receiving any such additional consideration.  In addition, the payment of a premium may not be in the best interest of the remaining shareholders, who will experience a reduction in book value per share compared to the value received by shareholders that successfully have their shares purchased by us at a premium. The maximum cash purchase price that will be offered by us to the holders of ordinary shares will be the per-share redemption price at the time of the business transaction. However, if we pay fees to third parties (“aggregators”) to assist us in purchasing shares (and thereby influencing the vote), such fees could reduce the resulting per share book value of our combined company following the transaction. The proxy materials sent to shareholders in connection with us seeking shareholder approval on a proposed business transaction would disclose the risks of engaging aggregators and that the fees payable to such aggregators could have an impact on the resulting per share book value following the transaction.  Additionally, the funds in our trust account that are so used will not be available to us after the business transaction and therefore we may not have sufficient funds to effectively operate our business going forward. The depletion of the funds in our trust account used for the foregoing purposes could impact our ability to consummate the business transaction (for instance, if a condition to consummating the business transaction is that the target has access to a minimum amount of funds from our trust account following the closing). Nevertheless, we believe entering into these types of transactions could still be in our remaining shareholders best interests because the transaction would be able to be completed rather than forcing us to liquidate when such remaining shareholders favored the transaction.

Additionally, if we seek shareholder approval of our initial business transaction and we conduct redemptions in connection with our business transaction subject to the U.S. domestic issuer rules in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules as a result of the loss of our FPI status, it is possible that our initial shareholders and their affiliates may acquire securities from public shareholders who have indicated their intention to vote against the business transaction and/or exercise their redemption rights in order to, among other reasons, obtain the requisite level of shares we are required to maintain so that we can proceed with the consummation of our business transaction. Our initial shareholders are not restricted as to the price and could pay a premium to purchase additional securities.  If they were to make any such purchases, our initial shareholders will have a greater influence on matters requiring shareholder approval, including the vote taken in connection with a business transaction. This may result in the consummation of a business transaction that may not otherwise have been possible. Although our officers, directors and their respective affiliates have no intention of entering into stock purchase arrangements with our public shareholders as of the date of this annual report, they may do so in the future, both as an expression of confidence in the value of our ordinary shares following our initial business transaction and as a means of increasing the likelihood that we will be able to proceed with our initial business transaction, as applicable. Such purchases, should they occur at all, may be negotiated after the time when shareholders elected to redeem their shares. Any shares purchased from shareholders by our officers, directors or their respective affiliates would be purchased for cash or other consideration at a price to be negotiated between such shareholders on the one hand and our officers, directors or their respective affiliates on the other hand. Such price would depend on a variety of factors including, but not limited to, the size of the shareholder’s position in our company and the method and timing of payment to such shareholder. The proceeds of our trust account may be used to facilitate such purchases.

Any privately negotiated transaction to purchase shares from a shareholder who would otherwise choose to redeem their shares, would include a contractual acknowledgement that such shareholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees to refrain from redeeming their ordinary shares as directed by the purchaser of such securities. All such privately negotiated transactions (should they occur at all) would be isolated transactions conducted in compliance with all applicable securities laws, each to be privately negotiated with one or a discrete group of shareholders who have elected, or otherwise indicated their intention, to exercise their redemption rights.

Investors are cautioned that neither our officers, directors their respective affiliates, nor any third parties, have agreed to purchase any such shares, and their failure to so agree at the applicable time could adversely impair our ability to consummate a business transaction. Moreover, even if our officers, directors, and their respective affiliates were to undertake such purchases, such purchases could be subject to limitations under applicable securities laws and regulations, including Regulation M and regulations regarding tender offers. The inability of such persons to effect such purchases could adversely impair our ability to consummate the business transaction.

Our officers, directors and/or their affiliates anticipate that they will identify the shareholders with whom the officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders following our mailing of a notice in connection with our initial business transaction. To the extent that our officers, directors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account. Pursuant to the terms of such arrangements, any shares so purchased by our officers, directors and/or their affiliates would then revoke their election to redeem such shares. The terms of such purchases would operate to facilitate our ability to consummate a proposed business transaction by potentially reducing the number of shares redeemed for cash.

Limitation on  redemption rights if we seek shareholder approval of our initial business transaction

Our articles of association, as amended, provide that a public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a ‘‘group’’ (as defined under Section 13 of the Exchange Act), will be restricted from redeeming their ordinary shares in connection with our initial business transaction with respect to more than an aggregate of 15% of the public shares under certain circumstances.  Solely if we seek shareholder approval of our initial business transaction and we conduct redemptions in connection with our business transaction subject to the U.S. domestic issuer rules in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules as a result of the loss of our FPI status, any individual shareholder or “group” will be restricted from redeeming public shares in connection with our initial business transaction in excess of an aggregate of 15% of the public shares.

We believe this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights as a means to force us or our management to purchase their shares at a significant premium to the then current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 15% of the public shares could threaten to seek to exercise their redemption rights if such holder’s shares are not purchased by us or our management at a premium to the then current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem more than 15% of the public shares, we believe we will limit the ability of a small group of  shareholders to unreasonably attempt to block our ability to consummate a business transaction.

Tendering stock certificates in connection with exercising redemption rights

We may require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our transfer agent prior to the date set forth in the tender offer documents or proxy materials mailed to such holders, or up to two business days prior to the vote on the proposal to approve the business transaction in the event we distribute proxy materials, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. The tender offer or proxy materials, as applicable, that we will furnish to holders of our public shares in connection with our initial business transaction will indicate whether we are requiring public shareholders to satisfy such delivery requirements. Accordingly, a public shareholder would have from the time we send out our tender offer materials until the close of the tender offer period, or up to two days prior to the vote on the business transaction if we distribute proxy materials, as applicable, to tender his shares if he wishes to seek to exercise his redemption rights. Given the relatively short exercise period, it is advisable for shareholders to use electronic delivery of the public shares.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $35.00 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred, in connection with a proxy solicitation, regardless of whether or not we require holders seeking to exercise redemption rights to tender their shares prior to the shareholders meeting. The need to deliver shares is a requirement of properly exercising redemption rights regardless of the timing of when such delivery must be effectuated. However, in the event we require shareholders seeking to exercise redemption rights to deliver their shares prior to the consummation of the proposed business transaction and the proposed business transactions is not consummated (and therefore we would not be obligated to pay cash in connection with the tendered shares), this may result in an increased cost to those shareholders.

The foregoing is different from the procedures used by many blank check companies. Traditionally, in order to perfect redemption rights in connection with a blank check company’s business transaction, the company would distribute proxy materials for the shareholders’ vote on an initial business transaction, and a holder could simply vote against a proposed business transaction and check a box on the proxy card indicating such holder was seeking to exercise his redemption rights. After the business transaction was approved, the company would contact such shareholder to arrange for him to deliver his certificate to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the business transaction during which he could monitor the price of the company’s stock in the market. If the price rose above the redemption price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation. As a result, the redemption rights, to which shareholders were aware they needed to commit before the shareholder meeting, would become a “redemption” right surviving past the consummation of the business transaction until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming holder’s election to redeem is irrevocable once the business transaction is approved.

Any request to redeem such shares once made, may be withdrawn at any time up to the date set forth in the tender offer materials or the date of the shareholder meeting set forth in our proxy materials, as applicable. Furthermore, if a holder of public shares delivers certificates in connection with the exercise of redemption rights and subsequently decides prior to the applicable date not to exercise such rights, he may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our public shares properly exercising their redemption rights, in connection with a proxy solicitation, will be distributed promptly after the completion of a business transaction, and in connection with a tender offer, will be distributed promptly after the completion of tender offer.

Solely if we seek shareholder approval of our initial business transaction and we conduct redemptions in connection with our business transaction subject to the U.S. domestic issuer rules in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules as a result of the loss of our FPI status, and the proposed business transaction is not approved or consummated for any reason, then our public shareholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any shares delivered by public holders who elected to redeem their shares.

If the initial proposed business transaction is not consummated, we may continue to try to consummate a business transaction with the same or a different target until August 15, 2012.  If the initial business transaction is not completed for any reason, then public shareholders who properly exercised their redemption rights would not be entitled to redeem their shares for a pro rata share of the aggregate amount then on deposit in the trust account.  In such case, if we have required public shareholders to tender their certificates, we will promptly return such certificates to the tendering public shareholder. Public shareholders will only be entitled to receive their pro rata share of the aggregate amount on deposit in the trust account in connection with the proper exercise of redemption rights in the event that an initial business transaction is consummated by August 15, 2012.  If the proposed business transaction is not consummated, then a shareholder’s election to exercise its redemption rights will not be honored, and such redemption will not be entitled to a cash payment, even if such redemption right was properly exercised.

Liquidation if no business transaction

Our articles of association, as amended, provide that if by August 15, 2012 we have not consummated an initial business transaction we will go into automatic liquidation.  This has the same effect as if our shareholders had formally voted to approve our voluntary winding up procedure under the Companies Law. As a result, no vote would be required from our shareholders to commence such a voluntary winding up. Within 28 days of the commencement of the voluntary liquidation, the liquidator will (in addition to complying with other notice formalities pursuant to Cayman Islands law) place a notice of the appointment in the Cayman Islands Gazette.  The liquidator may, following (i) due notice to creditors, (ii) assessment of our liabilities and (iii) upon the liquidator’s satisfaction that our assets will be sufficient to satisfy our liabilities, make interim distributions to our public shareholders from surplus assets after provision for known creditor claims and liquidation expenses and, as such, the liquidator may notify the trustee of the trust account to begin liquidating the trust account promptly after the expiration of such 28-day period.  We anticipate it will take no more than 10 business days to effectuate the distribution of the assets thereof to all of our public shareholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest, plus any remaining net assets (subject to our obligations under Cayman Islands law to provide for claims of creditors). Our initial shareholders have waived their rights to participate in any liquidation distribution with respect to their initial ordinary shares. There will be no distribution from the trust account with respect to our warrants which will expire worthless. As soon as the affairs of the company are fully wound-up, the liquidator must present his final report and accounts before a final general meeting which must be called by a public notice at least 21 days before it takes place. After the final meeting, the liquidator must make a return to the Cayman Islands Registrar of Companies confirming the date on which the meeting was held and three months after the date of such filing the company is dissolved.

The costs of liquidation will be met from our remaining assets outside of the trust account or from interest earned on the funds held in the trust account that may be released to us to fund our working capital requirements. If such funds are insufficient, Mr. Ziegler, our chairman of the board and chief executive officer, has agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $25,000) and has agreed not to seek repayment of such expenses.

If we are unable to consummate a transaction by August 15, 2012 our purpose and powers will be limited to liquidating and winding up. Upon instruction from the liquidator, the trustee of the trust account will liquidate the investments constituting the trust account and will turn over the proceeds to our transfer agent for distribution to our public shareholders. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors (which could include vendors and service providers we have engaged to assist us in any way in connection with our search for a target business and that are owed money by us, as well as target businesses themselves) which could have higher priority than the claims of our public shareholders.  The claims of our public shareholders, however, could have higher priority than the claims of our creditors to the extent such creditors executed enforceable agreements with us waiving any claims to the funds deposited in the trust account, as discussed below.

Although we will seek to have all vendors, service providers, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, our management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to us than any alternative.  Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver.  In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. We currently do not have any executed waiver agreements, but we will seek to obtain them from all of our vendors, service providers and prospective target businesses.  In order to protect the amounts held in the trust account, Peter Ziegler, our chairman of the board and chief executive officer, has agreed that he will be liable to us if and to the extent any insurance we may procure is inadequate to cover any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into or entered into a transaction agreement reduce the amounts in the trust account to below $10.10 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed wavier is deemed by a court of competent jurisdiction to be unenforceable against a third party, Mr. Ziegler will not be responsible to the extent of any liability for such third party claims.  We believe that Mr. Ziegler is of substantial means and capable of funding his indemnity obligations, even though we have not asked him to reserve funds for such an eventuality. However, we cannot assure you that Mr. Ziegler will be able to satisfy those obligations.  As a result, the steps outlined above may not effectively mitigate the risk of creditors’ claims reducing the amounts in the trust account.

In the event that the proceeds in the trust account are reduced below $10.10 per share upon our liquation and Mr. Ziegler asserts that he is unable to satisfy his obligations or that he has no indemnification obligations related to a particular claim, our independent directors, if any, would determine whether to take legal action against Mr. Ziegler to enforce his indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against Mr. Ziegler to enforce his indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per share liquidation distribution will not be less than $10.10 per share.

We will seek to reduce the possibility that Mr. Ziegler will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Mr. Ziegler will also not be liable as to any claims under our indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. After the closing of the initial public offering we had access to up to an initial $800,000 from the proceeds of the initial public offering (in addition to any net interest earned on the funds held in the trust account that may be released to us to fund our working capital requirements), with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $25,000).  In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received a return of funds from the liquidation of our trust account could be liable for claims made by creditors.

Additionally, if we are forced to declare insolvency or a petition to wind up the company is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable Cayman Islands insolvency laws, and may be included in our insolvent estate and subject to the claims of third parties with priority over the claims of our public shareholders. To the extent any insolvency claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders at least $10.10 per share.

Our public shareholders will be entitled to receive funds from the trust account only in the event of our liquidation or if they seek to redeem their respective ordinary shares for cash upon a business transaction which the shareholder exercised their redemption rights and is completed by us. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account.

Additionally, in any insolvent liquidation proceedings of the company under Cayman Islands law, the funds held in our trust account may be included in our estate and subject to the claims of third parties with priority over the claims of our public shareholders. To the extent any such claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them.

Competition

We expect to encounter intense competition from entities other than blank check companies having an initial business objective similar to ours, including private equity groups, venture capital funds, leveraged buyout funds and operating businesses competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and effecting business transactions directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses

As of July 15, 2011, 98 of the 183 blank check companies that have gone public in the United States since August 2003 have either consummated a business transaction or entered into a definitive agreement for a business transaction and 65 companies have failed to complete business transactions and have either dissolved or announced their intention to dissolve and return trust proceeds to their shareholders. This may indicate that there are fewer attractive target businesses available to such entities like our company or that many target businesses are not inclined to enter into these types of transactions with publicly held blank check companies like ours.

Furthermore, the requirement to acquire a target business or target businesses having a fair market value equal to at least 80% of the value of the trust account at the time of the agreement to enter into the business transaction, our obligation to pay cash in connection with 92% of our ordinary shares held by our public shareholders who exercise their redemption rights may reduce the resources available to us for an initial business transaction and our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business transaction.

Facilities

We maintain our principal executive offices at Level 11, 459 Collins Street, Melbourne VIC 3000, Australia. The cost for this space is included in the $10,000 per-month fee that Ziegler Asset Partners, an affiliate of Mr. Ziegler, our chairman of the board and chief executive officer, charges us for office space and administrative and support services pursuant to an agreement between us and Ziegler Asset Partners. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations.

Periodic Reporting and Audited Financial Statements

As a foreign private issuer, we are not required under the Exchange Act to file current reports with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  We file with the SEC, within 180 days after the end of the current fiscal year (and within 120 days for subsequent years), an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also file with the SEC reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year within 60 days after the end of each quarter. Notwithstanding, we agreed with the representative of the underwriters of our initial public offering that for the period which commenced with the date of the initial public offering prospectus and ending on the consummation of our initial business transaction, we will comply with the rules and regulations under the Exchange Act prescribing the requirements and filing deadlines for annual, quarterly and current reports as if we were a U.S. domestic issuer, except that we may file such reports on Form 20-F or Form 6-K, as applicable.  Further, if for any reason we lose our status as a FPI and are no longer subject to the foreign issuer rules, we will be required to comply with the U.S. domestic issuer rules as of the first day of the fiscal year immediately following our loss of FPI status.

We will provide shareholders with audited financial statements of the prospective target business to be acquired as part of the tender offer materials or proxy solicitation materials sent to shareholders to assist them in assessing each specific target business we seek to acquire. While the requirement of having available financial information for the target business may limit the pool of potential acquisition candidates, given the broad range of target businesses we may consummate a business transaction with, we do not believe that the narrowing of the pool will be material.

We are required to have our internal control procedures audited for the fiscal year ending June 30, 2012 as required by the Sarbanes-Oxley Act. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

Legal Proceedings

There is no material litigation currently pending against us or any members of our management team in their capacity as such.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Overview

We were formed for the purpose of acquiring, or acquiring control of, one or more operating businesses or assets that we have not yet identified through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business transaction.  We are not limited to a particular industry or geographic region for purposes of consummating an initial business transaction. Notwithstanding, we intend to focus on operating businesses that have their primary operations located in the Commonwealth of Australia. We intend to utilize cash derived from the proceeds of our initial public offering, which was completed in November 2010, our capital stock, debt or a combination of cash, capital stock and debt, in effecting a business transaction.

Results of Operations

For the year ended June 30, 2011, we had a net loss of $234,508 comprised primarily of formation costs and operating expenses.

For the period from July 29, 2010 (inception) to June 30, 2011, we had a net loss of $234,508 primarily attributable to formation costs and operating expenses.

Liquidity and Capital Resources

On November 19, 2009, we consummated our initial public offering and raised net proceeds of $65,668,300. On consummation of our initial public offering, $64,640,000 of the net proceeds (including $4,000,000 we received from the sale of insider warrants) was deposited in trust, with the remaining net proceeds ($1,028,300) becoming available to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. We intend to utilize cash derived from the proceeds from our initial public offering, our capital stock, debt or a combination of cash, capital stock and debt, in effecting a business transaction. We intend to use substantially all of the funds held in the trust account (net of taxes) to consummate our initial business transaction. To the extent that our capital stock or debt is used, in whole or in part, as consideration to consummate our initial business transaction, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

We believe that the $608,318 in funds available to us outside of the trust account, together with interest earned on the trust account balance, net of taxes payable on such interest, that may be released to us to fund our expenses relating to investigating and selecting a target business and other working capital requirements, will be sufficient to allow us to operate until August 15, 2012, assuming that a business transaction is not consummated during that period.  Over this time period, we will use these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants, sites or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business transaction.

We anticipate that we will incur approximately:

•	$300,000 of expenses for due diligence (excluding accounting and legal due diligence) of prospective target(s);

•
$300,000 of expenses for legal and accounting expenses attendant to the due diligence investigation, structuring and negotiation of a business transaction including the payment of exclusivity fees in the course of negotiation of a business transaction;

•	$210,000 for office space and administrative and support services;

•	$75,000 of expenses in legal and accounting fees relating to our SEC reporting obligations; and

•	$115,000 for general working capital that will be used for miscellaneous expenses and general corporate purposes (including director and officer liability insurance premiums).

These amounts are estimates and may differ materially from our actual expenses. In addition, we could use a portion of the funds not being placed in trust to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business transaction, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business transaction and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.

We do not believe we will need to raise additional funds until the consummation of our initial business transaction to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business transaction that is presented to us. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business transaction.

Prior to the date of our initial public offering, Ziegler Asset Partners Pty. Ltd., an affiliate of Peter Ziegler, our chairman of the board and chief executive officer, advanced an aggregate $150,000 to us for payment of offering expenses on our behalf. In October 2010, Ziegler Asset Partners Pty. Ltd. advanced to us an aggregate of  $50,000, payable on demand, to pay certain vendors and other offering expenses. These advances were repaid on November 19, 2010 from the proceeds of our initial public offering.

In connection with our initial public offering, we agreed to pay the underwriters a deferred underwriting discount of $960,000, which was deposited in the trust account. On June 14, 2011, pursuant to an arrangement with the representative of the underwriters to provide special financial advisory services in connection with a potential business transaction, the underwriters waived their right to receive the deferred underwriting discount.

Off-balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of June 30, 2011, we did not have any off-balance sheet arrangements as defined in Item 5E of Form 20-F and did not have any commitments or contractual obligations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position

Peter Ziegler	51	Chairman of the Board & Chief Executive Officer
Charbel Nader	42	Executive Vice President
Brett Chenoweth	42	Executive Vice President
E. Stephen Streeter	54	Chief Financial Officer and Executive Vice President
Peter O’Brien	59	Director
Ian Zimmer	63	Director

Peter Ziegler  has served as our chairman of the board and chief executive officer since our inception. Mr. Ziegler has served as president of the privately owned and controlled Ziegler Asset Partners, an Australian investment management firm based in Sydney, Australia since July 2002.  Ziegler Asset Partners is a division of Peter Ziegler & Co Pty Ltd for which Mr. Ziegler serves as principal. From 2002 to 2004, Mr. Ziegler served as chief executive officer of CPH Capital Pty. Ltd., which is a wholly-owned subsidiary of Consolidated Press Holdings Ltd. (“CPH”).  CPH Capital Pty. Ltd. provided financial and structuring advice to private and public entities within the CPH group of companies. The CPH group directly and indirectly owns interest in a diverse portfolio of interests in media, broadcasting, casinos, agriculture, mining, financial services and hedge funds among others through publicly listed and private entities in Australia, the United States and elsewhere.  In 1993, Mr. Ziegler’s consulting entity, Orrong Strategies Pty. Ltd., commenced providing services to the Village Roadshow Ltd. (“VRL”) (ASX: VRL), a diversified media and entertainment company based in Australia, where Mr. Ziegler held many executive positions over a nine year period, including serving as a member of the VRL Executive Committee, and occupying the positions of executive director of the board, chairman of Village Roadshow Pictures, and deputy chairman of the board of Village Roadshow Corporation Ltd. (VRL’s holding company). During his tenure at VRL, Mr. Ziegler assisted in the completion of numerous acquisitions including the acquisition of Triple M, a leading Australian radio business. Mr. Ziegler led the creation of the Village Roadshow Pictures (“VRP”) Hollywood film business and, until 2007, was a 7.5% owner of VRP.  In 1997, Mr. Ziegler created a capital structure for VRP that was initially funded with $4 million in startup equity and grew to a $750.0 million debt facility.  This model led to VRP being one of the largest independent film producers and financiers in Hollywood.  VRP has acquired a valuable film library of 66 films that are capable of generating significant future revenues from existing, and subsequently developed, exploitation mediums. Of the 66 films acquired, approximately 40 of such films were acquired prior to Mr. Ziegler’s departure from VRP. VRP’s productions during Mr. Ziegler’s tenure included films such as The Matrix and its sequels and Oceans 11. From 1992 to 1993, Mr. Ziegler served as a partner of Ernst & Young, with responsibilities that included the development of domestic, international, and cross-border structures for financings and investments.  From November 2005 until November 2009, Mr. Ziegler served as a director of Australia Pacific Coal Limited (ASX: AQC), a company involved in mineral exploration and development, and since November 2009, Mr. Zieger has served as its non-executive deputy chairman.  From November 1999 to September 2009, Mr. Ziegler has served as a director of Touchcorp Ltd., a public unlisted electronic distribution services company.  From August 2001 to May 2004, Mr. Ziegler served as a director of Solar Systems Pty Ltd., an Australian solar energy researcher and developer.  From August 2010 to May 2011, Mr. Ziegler has served as an alternate director for Macarthur Minerals Limited (TSX-V:MMS), an Australian public company focused on the exploration and development of iron-ore in Western Australia. Mr. Ziegler graduated with Honours degrees in Commerce and Law (1982 and 1983, respectively), together with a Master of Financial Management (1983), from the University of Queensland. Mr. Ziegler is a Fellow of the Society of Certified Practicing Accountants of Australia, an Associate of the Institute of Chartered Accountants of Australia, a Fellow of the Taxation Institute of Australia, and a Senior Associate of the Financial Services Institute of Australasia.  Mr. Ziegler is admitted as a Barrister and Solicitor of the High Court of Australia, and is admitted to practice in the States of Queensland and Victoria.

Charbel Nader  has served as our executive vice president since our inception.  Mr. Nader was most recently the executive director and head of Pitt Capital Partners Ltd.’s Melbourne office and his responsibilities included originating investment banking transactions.  Pitt Capital Partners Ltd. is a wholly-owned subsidiary and the Australian and international investment banking arm of an Australian investment management corporation, Washington H. Soul Pattinson Ltd. (ASX: SOL), which has invested in a diverse set of industries through its ownership or control over several ASX listed companies, including pharmaceuticals, food, coal mining, conventional and alternative energy, private equity, and telecommunications. Mr. Nader served as a founding director of McHudson Corporate, an Australian corporate advisory business based in Melbourne, Australia from 2003 until McHudson Corporate whose operations were merged in 2007 with Pitt Capital Partners Ltd.  From 2000 to 2003, Mr. Nader served as News Corporation’s director of business development & commercial affairs for its venture capital joint venture in Australia with the Nikkei listed Softbank Corporation.  Mr. Nader helped to develop and execute the joint venture’s acquisition strategies in connection with a number of digital, content and technology investments in Australia and elsewhere.  From 1993 to 2000, Mr. Nader served in a number of executive positions at VRL including group manager, structured finance.  At VRL, Mr. Nader assisted in VRL’s acquisition, expansion and divestments activity throughout Australia, Asia, Europe and the United States.  His role included sourcing, structuring and raising structured and mezzanine funds to support VRL’s business growth.  In 1990, Mr. Nader worked at Ernst & Young, in Taxation Consulting, where clients he worked with included a mix of Australian and multinational corporations with assignments focused on transaction support, acquisition structuring and structured finance.  Since 2004, Mr. Nader has served as a director of the financial services firm E-Loan Australia, and is chairman of Metro Media Holdings Pty Ltd., is Deputy Chairman of Aspermont Limited (ASX:ASP) a leading print and Internet publisher to the mining, oil & gas and related sectors in Australia and the UK, and chairman of the advisory board of United Galleries and United Cellars.  Mr. Nader has a Bachelor of Commerce and a Master of Applied Finance from the University of Melbourne and is a Chartered Accountant.

Brett Chenoweth served as our executive vice president from our inception until his formal resignation on September 27, 2011. Since January 2011, Mr. Chenoweth has served as chief executive officer of the Australian and New Zealand publicly listed company APN News & Media (ASX:APN; NZX:APN). APN News & Media has a diverse portfolio of media assets across Australia and New Zealand, as well as outdoor joint ventures in Hong Kong and Indonesia. From 2009 to 2010, Mr. Chenoweth held the position of managing director of The Silverfern Group Pty Ltd, a New York based merchant bank which specializes in buy-side advisory and co-investment transactions. The Silverfern Group advises and invests alongside the world’s leading private equity firms and Mr. Chenoweth had responsibility for the business in Australia and Asia, in addition to being a global partner of the firm. From December 2008 to October 2010, Mr. Chenoweth was also a non-executive independent director of the Australian publicly listed company Living and Leisure Limited (ASX:LLA). Mr. Chenoweth served as executive chairman and chief executive officer of the technology services business, Gizmo Corporation Pty Limited from 2006 to 2009.  From 2001 to 2005, Mr. Chenoweth held various positions at Telecom New Zealand Limited, the largest public company in New Zealand, including chairman of the Group’s private equity fund, TMT, head of mergers & acquisitions, head of group strategy and head of group investments. Mr. Chenoweth commenced his professional career with VRP in 1990 and later joined the PBL Group as a founding director and head of business development for the Microsoft/PBL joint venture, ninemsn Pty Ltd, in 1997. Mr. Chenoweth started this business and grew it to become one of the largest online businesses and interactive media companies in Australia. Mr. Chenoweth graduated with degrees in Economics and Law from the University of Queensland and has a Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia.

E. Stephen Streeter has served as our chief financial officer and executive vice president since our inception and since 1996 has served as president of Montecito Capital Market Advisors, Inc. (“MCMA”), a Los Angeles based multi-disciplinary firm, providing services in connection with investment banking consulting, software development, and external management. Since its establishment in 1996, MCMA has participated in projects and transactions on a global basis in the areas of finance, manufacturing and distribution for the media and entertainment industry, and in the commercial real estate, futures and options trading, food services, aerospace, technology and agriculture industries. Since 1996, Mr. Streeter has also served as a partner at Specter, Streeter & Company, a business and tax consulting firm for businesses primarily involved in the entertainment industry. From 1983 to 1996, Mr. Streeter was a principal in the Consulting Group of Ernst & Young providing services to a diverse range of industries. His experience at Ernst & Young included transactional consulting for mergers and acquisitions, tax consulting and compliance, deal structuring, software development and implementation, and financial accounting. Mr. Streeter’s transaction experience at Ernst & Young includes, creating financial models of film returns at VRP, and investments in the 13 Hard Rock Café restaurants and four franchised units which were sold to the Rank Organisation for approximately $410.0 million in 1996, the Hard Rock Hotel & Casino in Las Vegas which was sold to Morgans Hotel Group for approximately $770.0 million in 2006 and Heftel Broadcasting Corp., which invested in 19 Spanish-language radio stations in the United States, and was later sold to Clear Channel Communications for approximately $336.0 million in 1996.  Mr. Streeter received a Bachelor of Science degree from Andrews University.

Peter O’Brien has served as a member of our board of directors since our inception. From 2005 to 2007, Mr. O’Brien served as president of the Australian Chamber of Commerce and from 1998 to 2008, Mr. O’Brien served as chairman of the Trade & International Affairs Committee. From 2001 to 2003, Mr. O’Brien served as President of the Victorian Employers Chamber of Commerce & Industry.  From 1993 to 2006, Mr. O’Brien served as Founding Managing Director and shareholder of Oceanis Holdings Limited, which is now one of the world's largest owners and operators of aquariums with aquariums in Melbourne; Queensland; Busan (Korea); Shanghai and Bangkok.  From 2006 to 2008 Mr. O’Brien served as a member of the Board of Directors of Living & Leisure Australia Limited. (ASX:LLA), which acquired Oceanis Holdings Limited in 2007, and served as managing director of Oceanis Developments PLC.  From 1998 to 2002, Mr. O’Brien served as national board member and deputy chairman of Tourism Council of Australia and, from 2007 to 2010 served as a director of Tourism Australia.  Mr. O’Brien was Chairman of Snowy Mountain Australian Exporters from January 2007 to December 2010 and a director of Plenary Conventions Pty. Ltd. from May 2007 to December 2010. Since 2007, Mr. O’Brien has been the managing Director, Parkthorn Tourism & Leisure Consultancy with principal tourism projects in Asia and the Middle-East.  Mr. O’Brien has also served as an industry consultant to the Sydney Organizing Committee for the Olympic Games and Stadium Australia 2000.  Mr. O’Brien received a Bachelor of Commerce and a Bachelor of Laws degree with honors from Melbourne University.

Ian Zimmer has served as a member of our board of directors since our inception.  From 2009 he has been deputy vice-chancellor and vice president of the University of Queensland, Australia.  Between 1998 and 2008 he served as a professor of accounting and dean of the faculty of business, economics and law at the same University.  From 1997 to 1998, Professor Zimmer served as professor of accounting and head of the TC Beirne School of Law at the University.  Professor Zimmer also served as a professor of accounting (from 1986 to 1987) and head of the department of commerce (from 1988 to 1996) at the University of Queensland.  Professor Zimmer has held a number of visiting academic appointments throughout his academic career at business schools including: INSEAD (Fontainebleau, France), from August 2004 to November 2004; the University of Michigan at Ann-Arbor, from 1997 to 1998; and the University of Washington in Seattle, June 1986 to August 1986.  Since 2006, Professor Zimmer has served as chairman of the board of directors of the Mater Medical Research Institute Ltd., (MMRI); a cancer center that is commercializing its research, for which he also serves on the remuneration and audit committees.  Since 2009, Professor Zimmer also serves as a representative director on the board of the Translational Research Institute Pty. Ltd. (a joint venture of MMRI and others).  Since 2003, Professor Zimmer has also served as a member of the advisory board, Australian Defence College, Canberra, a board responsible for overseeing the development and application of defence force policy regarding undergraduate and postgraduate education for the military. From 2001 to 2004, Professor Zimmer served as a member of the board of directors of Mt. Eliza Business School Ltd.  From 1994 to 2002, Professor Zimmer was a member of Queensland State Council, Institute of Chartered Accountants in Australia, and was state chairman in 2001.  Professor Zimmer holds a Doctor of Science Degree from the University of New South Wales, Australia (1997), a Doctor of Philosophy in Accounting from the University of New South Wales, Australia (1983); a Master of Commerce in Accounting and Finance from the University of Liverpool, United Kingdom (1976); and a Bachelor of Business in Accounting Degree from Swinburne University of Technology, Australia (1973).  Professor Zimmer is a fellow of the Australian Society of Certified Practicing Accountants; a fellow of the Institute of Chartered Accountants and a member of the Accounting and Finance Association of Australia and New Zealand.

Executive Officer and Director Compensation

No executive officer has received any cash compensation for services rendered to us. No compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our initial shareholders, officers or directors, or any of their affiliates, for any services rendered prior to or in connection with the consummation of a business transaction, other than the monthly fee of $10,000 for office space and administrative and support services payable to Ziegler Asset Partners, an affiliate of Mr. Ziegler, our chairman of the board and chief executive officer.  However, such individuals are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business transactions. Our audit committee reviews and approves all reimbursements made to our initial shareholders, officers, directors or their affiliates, to the extent that they are in excess of $150,000 in the aggregate in any fiscal quarter, and any reimbursements made to members of our audit committee are reviewed and approved by our board of directors, with any interested director abstaining from such review and approval. Such review will encompass an analysis of the corporate purposes advanced by such expenses and their reasonableness as compared to similar services or products that could have been procured from an independent third party source. There is no limit on the total amount of these out-of-pocket expenses reimbursable by us, provided that members of our management team will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount held outside of the trust account and interest income on the trust account balance, net of taxes payable on such interest, that may be released to us to fund our expenses relating to investigating and selecting a target business and other working capital requirements, unless a business transaction is consummated. There will be no review of the reasonableness of the expenses other than by our audit committee and, in some cases, by our board of directors as described above, or if such reimbursement is challenged, by a court of competent jurisdiction.

After the consummation of a business transaction, our officers and directors who remain associated with us in some capacity may be paid consulting, management or other fees and or equity based compensation from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the tender offer or proxy solicitation materials furnished to our shareholders. It is unlikely, however, that the amount of such compensation will be known at the time of a shareholder meeting held to consider a business transaction, as it will be up to the directors of the post-business transaction company to determine executive and director compensation.

Board Practices

We have three directors with each director serving a three-year term. The term of office of Ian Zimmer will expire at our first annual meeting of shareholders. The term of office of Peter O’Brien will expire at the second annual meeting.  The term of office of Peter Ziegler will expire at the third annual meeting.  Pursuant to our articles of association, as amended, the number of directors that shall constitute our board shall not be less than one.  There shall be no maximum number of directors.  This provision in our articles of association, as amended, may not be amended by shareholders prior to the consummation of our initial business combination except upon approval by the holders of at least 66⅔% of the outstanding ordinary shares.

Employees

We have three executive officers. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they devote in any time period varies based on the availability of suitable target businesses to investigate, the course of negotiations with target businesses, and the due diligence preceding and accompanying a possible business transaction. Accordingly, once management locates a suitable target business to acquire, they will spend more time investigating such target business and negotiating and processing the business transaction (and consequently spend more time on our affairs) than they would prior to locating a suitable target business. We do not intend to have any full time employees prior to the consummation of a business transaction.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 26, 2011:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our officers and directors; and

•	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

	After Offering (2) (3)
Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary shares
Ziegler Asset Partners Trust (3)	1,850,667	21.7%
Peter Ziegler (3)	1,850,667	21.7%
Bulldog Investors (4)	800,000	9.3%
AQR Capital Management LLC (5)	756,000	8.86%
Polar Securities Inc. (6)	600,000	7.0%
Charbel Nader (7)	80,000	*
E. Stephen Streeter (8)	80,000	*
Brett Chenoweth (9)	80,000	*
Ian Zimmer (10)	21,333	*
Peter O’Brien (11)	21,333	*
All directors and executive officers as a group (6 individuals)	2,133,333	25.0%

*	Less than 1.0%

(1)	Unless otherwise indicated, the business address of each of the individuals is Level 11, 459 Collins Street, Melbourne VIC 3000, Australia.

(2)	Does not reflect 8,000,000 ordinary shares issuable upon exercise of insider warrants, which are not exercisable until the later of our completion of a business transaction and November 15, 2011.

(3)
All of such securities are held by Ziegler Asset Partners Pty. Ltd., as trustee for the Ziegler Asset Partners Trust.  Mr. Ziegler is the sole director and company secretary of Ziegler Asset Partners Pty. Ltd.. which is  owned by Bayleft Pty. Ltd. ACN 101 089 845, as trustee for the Ziegler Foundation Discretionary Trust.  The beneficiaries of the Ziegler Foundation Discretionary Trust are the children of Peter Ziegler and his spouse, Andrea Ziegler.  Mr. Ziegler has voting and investment control over these securities.  These securities were placed in escrow prior to the date of the initial public offering prospectus and are currently subject to certain lock-up restrictions.

(4)	The business address of Bulldog Investors is Park 80 West Plaza Two, Suite 750, Saddle Brook NJ 07663.

(5)	The business address of AQR Capital Management LLC is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

(6)	The business address of Polar Securities Inc. is 372 Bay Street, 21st Floor, Toronto, Canada A6 M5H 2W9.

(7)
These securities are held by The Drummond Trust.  Mr. Nader has voting and investment control over these securities. These securities were placed in escrow prior to the date of the initial public offering prospectus and are currently subject to certain lock-up restrictions.

(8)
These securities are held by The Edward Stephen Streeter and Dana Streeter AB Living Trust.  Mr. Streeter has voting and investment control over these securities. These securities were placed in escrow prior to the date of the initial public offering prospectus and are currently subject to certain lock-up restrictions.

(9)
These securities are be held by Brebec Pty. Limited as trustee for the Chenoweth Family Trust.  Mr. Chenoweth is the sole director of Brebec Pty. Ltd. and has voting and investment control over these securities. These securities were placed in escrow prior to the date of the initial public offering prospectus and are currently subject to certain lock-up restrictions.

(10)
These securities are held by Thelma Investments Pty. Ltd. as trustee for Thelma Investments Trust.  Professor Zimmer is the sole director of Thelma Investments Pty. Ltd. and has voting and investment control over these securities. These securities were placed in escrow prior to the date of the initial public offering prospectus and are currently subject to certain lock-up restrictions.

(11)
These securities are held by Parkthorn No 2 Pty. Ltd.  Mr. O’Brien is the sole director of Parkthorn No 2 Pty. Ltd. and has voting and investment control over these securities. These securities were placed in escrow prior to the date of the initial public offering prospectus and are currently subject to certain lock-up restrictions.

Transfers by the Holders of Out Initial Ordinary Shares and Insider Warrants

The share certificates relating to all of the initial ordinary shares were be placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until the date (i) with respect to 20% of such shares, upon consummation of our initial business transaction, (ii) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $11.75 for any 20 trading days within a 30-trading day period following the consummation of our initial business transaction, (iii) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $12.75 for any 20 trading days within a 30-trading day period following the consummation of our initial business transaction, (iv) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $14.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business transaction and (v) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $15.50 for any 20 trading days within a 30-trading day period following the consummation of our initial business transaction. All of the initial ordinary shares may be released from escrow earlier than as described above if following a business transaction, we engage in a subsequent transaction  (1) resulting in our shareholders having the right to exchange their shares for cash or other securities or (2) involving a merger or other change in the majority of our board of directors or management team in which the company is the surviving entity.

During the escrow period, the holders of these shares will not be able to sell or transfer their securities except to permitted transferees, but will retain all other rights as our shareholders, including, without limitation, the right to vote their ordinary shares and the right to receive cash dividends, if declared. If dividends are declared and payable in ordinary shares, the share certificates representing the shares corresponding to such dividends will also be placed in escrow. If we are unable to effect a business transaction and liquidate, none of our initial shareholders will receive any portion of the liquidation proceeds with respect to their initial ordinary shares. Permitted transferees include (i) an entity’s members upon its liquidation, (ii) relatives and trusts for estate planning purposes, (iii) transferees by virtue of the laws of descent and distribution upon death, (iv) transferees pursuant to a qualified domestic relations order, (v) transferees by certain pledges to secure obligations incurred in connection with purchases of our securities or (vi) transferees by private sales made at or prior to the consummation of a business transaction at prices no greater than the price at which the shares were originally purchased, in each case where the transferee agrees in writing to the terms of the escrow agreement including (1) to be bound to the transfer restrictions, (2) agrees to vote the transferred securities in favor of our initial business transaction and not to exercise any redemption rights in the event we seek shareholder approval in connection with our initial business transaction, (3) agrees not to exercise any redemption rights with respect to the transferred securities upon consummation of our initial business transaction if we conduct the redemptions pursuant to the tender offer rules and (4) agrees to waive any rights to participate in any liquidation distribution with respect to the transferred securities if we fail to consummate an initial business transaction.

Our management team agreed to place into escrow and not transfer, assign or sell, except to permitted transferees, any of the insider warrants, until 90 days after the completion of our initial business transaction.

B. Related Party Transactions

On July 29, 2010, in connection with the formation of our company, we issued 3,066,667 ordinary shares to Ziegler Asset Partners Trust, an affiliate of Mr. Ziegler, our chairman of the board and chief executive officer, for an aggregate of $25,000 in cash, in a private placement. In August 2010, Ziegler Asset Partners Trust entered into an agreement to transfer an aggregate of 406,334 ordinary shares for nominal consideration to Mr. Nader, our executive vice president, Mr. Chenoweth, our then executive vice president, Mr. Streeter, our chief financial officer and executive vice president, Prof. Zimmer, a director, and Mr. O’Brien, a director.  Subsequently, on November 15, 2010, we redeemed from our initial shareholders, at nominal cost to us, an aggregate of 613,330 of such initial ordinary shares, that we have cancelled. The 2,453,333 initial ordinary shares included an aggregate of up to 320,000 initial ordinary shares that were redeemed by us because the over-allotment option was not exercised by the underwriters.  Additionally, our management purchased warrants exercisable for 8,000,000 ordinary shares, for $0.50 per warrant or a total of $4,000,000, in a private placement that occurred before the initial public offering.  The table below sets forth the number of initial ordinary shares and insider warrants acquired by each of our initial shareholders, management team or their affiliates.

	Number of Initial Ordinary Shares	Number of Insider Warrants

Peter Ziegler (1)	1,850,667	6,940,000
Charbel Nader (2)	80,000	300,000
E. Stephen Streeter (3)	80,000	300,000
Brett Chenoweth (4)	80,000	300,000
Ian Zimmer (5)	21,333	80,000
Peter O’Brien (6)	21,333	80,000

Total	2,133,133	8,000,000

(1)
These securities are held by Ziegler Asset Partners Pty. Ltd., as trustee for the Ziegler Asset Partners Trust.  Mr. Ziegler is the sole director and company secretary of Ziegler Asset Partners Pty. Ltd.. which is  owned by Bayleft Pty. Ltd. ACN 101 089 845, as trustee for the Ziegler Foundation Discretionary Trust.  The beneficiaries of the Ziegler Foundation Discretionary Trust are the children of Peter Ziegler and his spouse, Andrea Ziegler.  Mr. Ziegler has voting and investment control over these securities.

(2)	These securities are held by The Drummond Trust. Mr. Nader has voting and investment control over these securities.

(3)	These securities are held by The Edward Stephen Streeter and Dana Streeter AB Living Trust. Mr. Streeter has voting and investment control over these securities.

(4)
These securities are held by Brebec Pty. Limited as Trustee for the Chenoweth Family Trust.  Mr. Chenoweth is the sole director of Brebec Pty. Ltd. and has voting and investment control over these securities.

(5)
These securities are held by Thelma Investments Pty. Ltd. as trustee for the Thelma Investments Trust.  Professor Zimmer is the sole director of Thelma Investments Pty. Ltd. and has voting and investment control over these securities.

(6)	These securities are held by Parkthorn No. 2 Pty. Ltd. Mr. O’Brien is the sole director of Parkthorn No. 2 Pty. Ltd. and has voting and investment control over these securities.

The proceeds from the sale of the insider warrants were deposited in the trust account pending our completion of a business transaction. The insider warrants are identical to the warrants included in the units sold in the initial public offering, except that the insider warrants: are subject to the transfer restrictions; are non-redeemable by us so long as they are held by our management team or their permitted transferees; and may be exercised by our management team or their permitted transferees on a cashless basis.  Our management team has agreed that the insider warrants will not be sold or transferred by them until 90 days after we have completed a business transaction, provided however that transfers can be made to certain permitted transferees who agree in writing to be bound by such transfer restrictions.

The holders of our initial ordinary shares issued and outstanding, as well as the holders of the insider warrants (and underlying securities), are entitled to registration rights. The holders of the majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the initial ordinary shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the insider warrants (or underlying securities) can elect to exercise these registration rights at any time after we consummate a business transaction. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business transaction. We will bear the expenses incurred in connection with the filing of any such registration statements.

In order to meet our working capital needs, certain of our officers and directors may, but are not obligated to, loan us funds, from time to time, or at any time, in whatever amount such officer or director deems reasonable in his sole discretion, which may be convertible into warrants of the post business transaction entity at a price of $0.50 per warrant at the option of the lender.  The warrants would be identical to the insider warrants.  The holders of a majority of such warrants (or underlying shares) will be entitled to demand that we register these securities pursuant to an agreement to be entered into at the time of the loan.  The holders of a majority of these securities would have certain “piggy-back” registration rights with respect to registration statements filed subsequent to such date.  We will bear the expense incurred with the filing of any such registration statements.  The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist.  However, such loans would not have any recourse against the trust account and would be on terms believed by us to be no less favorable to us than would be available from unaffiliated third parties.

We pay Ziegler Asset Partners a monthly fee of $10,000 for office space and administrative and support services. Mr. Ziegler, our chief executive officer and chairman of the board, is the president of Ziegler Asset Partners. This arrangement was agreed to by Mr. Ziegler for our benefit and is not intended to provide Mr. Ziegler with compensation in lieu of a salary or other remuneration.

Ziegler Asset Partners Pty. Ltd., an affiliate of Mr. Ziegler, our chairman of the board and chief executive officer, loaned and advanced to us an aggregate of $150,000 as of July 31, 2010 for the payment of offering expenses. In October 2010, Ziegler Asset Partners Pty. Ltd. advanced to us an aggregate of $50,000, payable on demand, to pay certain vendors and other offering expenses. These advances were repaid on November 19, 2010 from the proceeds of our initial public offering.

We will reimburse our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business transactions. Our audit committee will review and approve all reimbursements made to our officers, directors or their affiliates, to the extent that they are in excess of $150,000 in the aggregate in any fiscal quarter, and any reimbursements made to members of our audit committee will be reviewed and approved by our board of directors, with any interested director abstaining from such review and approval. Such review will encompass an analysis of the corporate purposes advanced by such expenses and their reasonableness as compared to similar services or products that could have been procured from an independent third party source. There is no limit on the total amount of out-of-pocket expenses reimbursable by us, provided that members of our management team will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount held outside of the trust account and interest income on the trust account balance, net of taxes payable on such interest, that may be released to us to fund our expenses relating to investigating and selecting a target business and other working capital requirements, unless a business transaction is consummated. Additionally, there will be no review of the reasonableness of the expenses other than by our audit committee and, in some cases, by our board of directors as described above, or if such reimbursement is challenged, by a court of competent jurisdiction.

No compensation of any kind, including finder’s, consulting or other similar fees, is paid to any of our officers or directors, or any of their affiliates, for any services rendered prior to or in connection with the consummation of a business transaction, other than the monthly fee of $10,000 for office space and administrative and support services referred to above and repayment of a non-interest bearing loan and advances in the aggregate of $200,000 as of July 31, 2010 made by Ziegler Asset Partners Pty. Ltd.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by a majority of our disinterested “independent” directors or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors, or the members of our board who do not have an interest in the transaction, determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

B. Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The following table sets forth, for the periods indicated and through September 26, 2011, the highs and low sale prices for our ordinary shares, warrants and units, respectively, as reported on the Nasdaq Capital Market.  (See Item 9C for the dates that the securities were traded on each market)

	Units		Ordinary Shares		Warrants
	High	Low	High	Low	High	Low

Fiscal Year High and Lows
November 16, 2010 - June 30, 2011	$11.50	$9.80	$12.54	$9.50	$0.55	$0.03

Fiscal Quarter Highs and Lows
Second Quarter (from November 16, 2011)	$10.00	$9.92	$12.54	$9.00	$0.50	$0.03
Third Quarter	$10.10	$9.90	$9.65	$9.63	$0.42	$0.21
Fourth Quarter	$11.50	$9.97	$10.00	$9.62	$0.55	$0.325

Monthly Highs and Lows
March 2011	$10.09	$9.92	$9.65	$9.63	$0.34	$0.28
April 2011	$10.10	$9.97	$9.70	$9.62	$0.55	$0.325
May 2011	$10.16	$9.97	$9.66	$9.59	$0.51	$0.40
June 2011	$11.50	$10.00	$9.70	$9.60	$0.50	$0.33
July 2011	$10.10	$9.98	$9.70	$9.65	$0.48	$0.35
August 2011	$10.02	$9.95	$9.75	$9.65	$0.429	$0.33

B. Plan of Distribution

Not applicable.

C. Markets

Our units are listed on the Nasdaq Capital Market under the symbol “AACOU.” Our ordinary shares and warrants began separately trading on the Nasdaq Capital Market on December 13, 2010 under the symbols “AAC” and “AACOW” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our articles of association, as amended. The summary does not purport to be a summary of all of the provisions of our articles of association, as amended or of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands exempted companies.

Incorporation

We were incorporated in the Cayman Islands as an exempted company on July 29, 2010 under the Companies Law with company registration number 243679. Our authorized share capital is $50,000.00 divided into 49,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each.

Objects and Purposes

Section 3 of our memorandum of association grants us full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

Directors

We have three directors.  Our memorandum and articles of association, as amended, provide that our board of directors will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year.  There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Subject to their fiduciary duties and our articles of association, as amended, directors may engage in transactions with us and vote on such transactions, provided the nature of the interest is disclosed in accordance with the procedures under our articles of association, as amended. Directors also may exercise all the powers to borrow money and to mortgage or charge our undertaking, property, assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of us or of any third party.

Rights and Obligations of Shareholders

Dividends

Subject to the Companies Law, our board of directors may declare dividends on our ordinary shares according to shareholder’s rights and interests, including such interim dividends as appear to be justified to our board of directors by the position of our company.  No dividend shall be paid except out of profits or out of monies otherwise available for dividends in accordance with the Companies Law.  We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of a business transaction. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business transaction. The payment of any dividends subsequent to a business transaction will be within the discretion of our then board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

Voting Rights

Subject to any rights or restrictions attached to any ordinary shares, on a show of hands every member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorized representative or proxy, has one vote and on a poll every shareholder has one vote for every ordinary share of which he is the holder.

In the case of joint holders of an ordinary share the vote of the senior holder who tenders a vote, whether in person or by proxy, is accepted to the exclusion of the votes of the other joint holders, and seniority is determined by the order in which the names of the holders stand in the Register of Members.

A shareholder of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such shareholder’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

No person is entitled to vote at any general meeting or separate meeting of the shareholders unless he is registered as a shareholder on the record date for such meeting nor unless all calls or other sums then payable by him in respect of such ordinary shares have been paid.

On a poll or on a show of hands votes may be cast either personally or by proxy. A shareholder may appoint more than one proxy to attend and vote at a general meeting.

A person entitled to more than one vote on a poll need not use all the votes or cast all the votes in the same way.

Our memorandum and articles of association, as amended, set forth certain requirements and restrictions that apply to us until the consummation of our initial business transaction. We may amend any provision in our articles of association, including those related to pre-business transaction activities, if approved by at least 66⅔% of our shareholders. Notwithstanding, the underwriting agreement relating to the initial public offering prohibits us to seek to amend or modify any of these provisions prior to the consummation of our initial business transaction. We believe these provisions to be obligations to our shareholders and that investors will make an investment in our company relying, at least in part, on the enforceability of the rights and obligations set forth in these provisions including the limitations on any amendment or modification of such provisions.  Specifically, our memorandum and articles of association, as amended, provide, among other things, that

•
if after August 15, 2012 we have not completed a business transaction, we will go through an automatic liquidation and, we will, as promptly as practicable, distribute to all of our public shareholders their pro rata share of the trust account. This has the same effect as if our board of directors and shareholders had formally voted in favor of our voluntary winding up under the Companies Law.  As a result, shareholder approval would not be required to commence such a voluntary winding up;

•	our management will take all actions necessary to liquidate our trust account and distribute the proceeds to our public shareholders if a business transaction is not consummated by August 15, 2012;

•
until we consummate a business transaction that meets the conditions specified in the initial public offering prospectus, including the offering of redemption rights for public shareholders, we may not consummate any other merger, capital stock exchange, stock purchase, asset acquisition or similar transaction or acquire control through contractual arrangements of a target business;

•
we will only consummate a business transaction if holders of less than 92% of our public shares elect to redeem their shares and, solely if we seek shareholder approval, a majority of the outstanding ordinary shares voted are voted in favor of the business transaction;

•
solely if we conduct the redemptions in connection with our initial business transaction pursuant to the tender offer rules, public shareholders who properly exercise their redemption rights shall be entitled to receive their pro rata share of the aggregate amount then on deposit in the trust account excluding any amounts representing interest earned on the trust account; and

•
solely if we seek shareholder approval of our initial business transaction and we conduct redemptions in connection with our business transaction subject to the U.S. domestic issuer rules in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules as a result of the loss of our FPI status, public shareholders who properly exercise their redemption rights shall be entitled to receive their pro rata share of the aggregate amount then on deposit in the trust account excluding any amounts representing interest earned on the trust account regardless of whether they vote in favor of or against the business transaction.

General and Special Meetings

A general meeting shall be held:

•
once every calendar year as our annual generally meeting at such time (not being more than fifteen months after the holding of the last preceding general meeting) and place as our board of directors shall appoint.

Such annual general meetings are called general meetings and all other meetings are called special meetings.

A special meeting shall be convened:

•	by a majority of the board of directors; or

•	by our chairman of the board.

Ten days notice of a general and special meeting is given to all shareholders, specifying the place, the day and the time of meeting and, in the case of a special meeting the nature of that business shall be given. All business shall be deemed special that is transacted at an special meeting.

A quorum of shareholders is required to be present at any general or special meeting in order to carry out business. A quorum consists of one or more holders present in person or by proxy holding in the aggregate not less than one third of the total issued ordinary shares of the company entitled to vote.

Change to Rights of Shareholders

All or any of the special rights attached to any class of ordinary shares (unless otherwise provided by the terms of issue of the ordinary shares of that class) may be varied or abrogated with the consent in writing of the holders of not less than seventy-five percent of the issued ordinary shares of that class or with the sanction of a resolution passed by the holders not less than seventy-five percent of the issued ordinary shares of that class as may be present in person or by proxy at a separate general meeting of the holders of the ordinary shares of that class.

There are no general limitations on the rights to own ordinary shares specified by the articles of association as amended.

Changes in Capital

The company may from time to time by ordinary resolution:

•	consolidate and divide all or any of its share capital into ordinary shares of larger par value than its existing ordinary shares;

•
sub-divide its existing ordinary shares, or any of them, into ordinary shares of smaller par value than is fixed by the memorandum of association, subject nevertheless to the provisions of section 13 of the Companies Law; and

•	cancel any ordinary shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person.

The company may from time to time by special resolution:

•
divide its ordinary shares into several classes and attach thereto respectively any preferential, deferred, or special rights or restrictions in accordance with Article 4 of the Articles of Association, as amended; and

•	change the currency denomination of its share capital.

Subject to the provisions of the Companies Law, the articles of association, as amended, the memorandum of association, and, where applicable, the rules of the Nasdaq Capital Market and/or any competent regulatory authority, the company may:

•
purchase its own ordinary shares, including any redeemable ordinary shares, provided that the manner of purchase has first been authorized by an ordinary resolution, and may make payment therefore or for any redemption of ordinary shares in any manner authorized by the Companies Law, including out of capital; and

•	by special resolution reduce its share capital and any capital redemption reserve fund in any manner whatsoever.

Indemnity

Our memorandum and articles of association, as amended, provide that our directors and officers will be indemnified by us to the fullest extent authorized by Cayman Islands law as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf.

Pursuant to our amended and restated articles of association, as amended, every director, agent or officer shall be indemnified out of our assets against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own default or willful neglect.  No such director, agent or officer shall be liable to us for any loss or damage in carrying out his functions unless that liability arises through the fraud or willful default of such director, agent or officer.

C. Material Contracts

As of June 30, 2011, the company has not entered into any material contracts.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

The following discussion of the material Cayman Islands and U.S. federal income tax consequences of an investment in our units, ordinary shares and warrants, sometimes referred to collectively in the discussion as our “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Government of the Cayman Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders. The Cayman Islands are not party to any double taxation treaties.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from August 17, 2010, the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of the company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the company.

United States Federal Income Taxation

The discussion below of the U.S. federal income tax consequences to “U.S. holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. tax purposes created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, if either (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election under applicable Treasury regulations to be treated as a U.S. person.

A beneficial owner of our securities that is not described as a U.S. holder and is not an entity treated as a partnership for U.S. federal income tax purposes, you will be considered a “non-U.S. holder.”  The U.S. federal income tax consequences applicable to non-U.S. holders are described below under the heading “Non-U.S. Holders.”

This discussion is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, published positions of the U.S. Internal Revenue Service (“IRS”) and all other applicable authorities, all as currently in effect.  These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion assumes that our ordinary shares and warrants are traded separately and does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax.  In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	dealers and traders in securities or foreign currencies;

•	taxpayers that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5 percent or more of our voting stock;

•	persons that acquired our securities pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion does not address any income tax consequences to holders who do not hold our units as capital assets within the meaning of the Code.  This discussion also assumes that any distributions made (or deemed made) by us on our ordinary shares and any consideration received by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the IRS or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES IS NOT TAX ADVICE. EACH INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Tax Consequences to the Company

We are treated as a corporation for U.S. federal income tax purposes. We intend to continue to conduct our affairs in such a way that we are not treated as being engaged in a trade or business in the United States. In particular, we intend to limit the activities we conduct before any acquisition so as not to be considered to be conducting business activity in any jurisdiction. Provided that we are not so engaged, we will generally not be subject to U.S. federal income tax, except that we may be subject to 30% withholding tax on certain types of U.S. source income.

No assurance can be given that we will not be treated as engaging in a U.S. trade or business. If we are so treated, we will be subject to U.S. corporate taxation on income effectively connected with such business, as well as a 30% branch profits tax.

Allocation of Basis

Each unit is treated for U.S. federal income tax purposes as an investment unit consisting of one ordinary share and one warrant to acquire one ordinary share, subject to adjustment. In determining your basis for the ordinary shares and warrant comprising a unit, you should allocate your purchase price for the unit between the components on the basis of their relative fair market values at the time of purchase. We intend to allocate an amount to each ordinary share and to each warrant comprising part of a unit. While uncertain, it is possible that the IRS, by analogy to the rules relating to the allocation of the purchase price to components of a unit consisting of debt and equity, may take the position that our allocation of the purchase price will be binding on a U.S. holder of a unit that acquired the unit upon original issuance, unless the U.S. holder explicitly discloses in a statement attached to the U.S. holder’s timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the unit that the U.S. holder’s allocation of the purchase price between the ordinary share and the warrant that comprise the unit is different than our allocation. Our allocation is not, however, binding on the IRS.

Each U.S. holder is advised to consult such holder’s own tax advisor with respect to the allocation of the purchase price between the ordinary share and the warrant that comprise a unit, including the risks associated with taking a position that is inconsistent with our allocation of the purchase price.

Tax Reporting

Certain U.S. holders are required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of cash and other property to us. Substantial penalties may be imposed on a U.S. holder that fails to comply with this reporting requirement.  Each U.S. holder should consult with its own tax advisor regarding this reporting obligation.

Dividends and Distributions

As discussed under “Dividends” above, we have not paid any cash dividends on our ordinary shares to date and do not intend to pay any cash dividends prior to the completion of a business transaction. If we do make distributions on our ordinary shares, subject to the passive foreign investment company (“PFIC”) discussion below, such distributions will be treated as dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. Distributions in excess of our current or accumulated earnings and profits will reduce your basis in the ordinary shares (but not below zero). Any excess over your basis and our current or accumulated earnings and profits will be treated as gain realized on the sale or other disposition of the ordinary shares and will be treated as described in the first paragraph under “Sale or Other Disposition or Redemption of Ordinary Shares” below.

In the case of a U.S. holder that is a corporation, dividends that we pay will generally be taxable at regular corporate rates of up to 35% and generally will not qualify for a dividends-received deduction. In the case of certain non-corporate U.S. holders, to the extent we are treated as a “qualified foreign corporation,” and subject to certain limitations (including a holding period requirement), dividends that we pay generally will be subject to tax at the maximum tax rate accorded to capital gains for tax years beginning on or before December 31, 2012, after which the rate applicable to dividends is currently scheduled to return to the tax rate generally applicable to ordinary income. It is unclear whether the conversion feature of the ordinary shares may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the time period prior to the approval of our initial business transaction. Moreover, it is unclear whether we will be treated as a “qualified foreign corporation.” A foreign corporation is treated as a “qualified foreign corporation” if the stock with respect to which dividends are paid is readably tradable on an established securities market in the United States and it is not a passive foreign investment company for the taxable year in which the dividends are paid or the preceding taxable year. We can provide no assurance that we were a “qualified foreign corporation” for our taxable year ended June 30, 2011. In addition, we can provide no assurance that we will be a “qualified foreign corporation” for either our current taxable year or for any subsequent year and you are urged to consult with your own tax counsel with respect to the determination of our status as a “qualified foreign corporation” at each such time.

Distributions of current or accumulated earnings and profits paid in a non-U.S. currency to a U.S. holder will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. holder that receives a non-U.S. currency distribution and converts the non-U.S. currency into U.S. dollars on the date of receipt will realize no foreign currency gain or loss. If the U.S. holder converts the non-U.S. currency to U.S. dollars on a date subsequent to receipt, such U.S. holder will have foreign exchange gain or loss, which will generally be U.S. source ordinary income or loss, based on any appreciation or depreciation in the value of the non-U.S. currency against the U.S. dollar from the date of receipt to the date of conversion. No distributions paid to a U.S. holder in a non-U.S. currency will occur prior to the consummation of any initial business transaction.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC discussion below, gain or loss you realize on the sale or other disposition of our ordinary shares (other than redemption but including liquidation if we do not consummate a business transaction within the required time) will be capital gain or loss. Any capital gain or loss you realize on a sale or other disposition of our ordinary shares will generally be long-term capital gain or loss if your holding period for the ordinary shares is more than one year. However, the conversion feature of the ordinary shares conceivably could affect your ability to satisfy the holding period requirements for the long-term capital gain tax rate with respect to the time period prior to the approval of an initial business transaction. The amount of your gain or loss will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition (or, if the ordinary shares are held as part of a unit at the time of the disposition, the portion of the amount realized on such disposition that is allocated to the ordinary shares based upon the then fair market values of the ordinary shares and the warrant included in the unit) and (ii) your adjusted tax basis in the ordinary shares so disposed of. Capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain, and is generally eligible for a reduced rate of taxation for individuals. Long-term capital gains recognized by certain non-corporate holders with respect to tax years beginning on or before December 31, 2012 may qualify for a reduced rate of taxation of 15% or lower. Gain recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss recognized by a U.S. holder on the sale, exchange or other disposition of ordinary shares generally will be allocated to U.S. source income for U.S. foreign tax credit purposes. The deduction of losses (including capital losses) realized upon a taxable disposition by a U.S. holder of our ordinary shares (whether or not held as part of a unit) is subject to certain limitations.  Each U.S. holder is advised to consult such holder’s own tax advisor regarding the limitations on the deductibility of losses.

Redemption of Ordinary Shares

If you redeem your ordinary shares for the right to receive cash pursuant to the exercise of a shareholder redemption right, the redemption will be treated as a redemption of the ordinary shares for U.S. federal income tax purposes.  If that redemption qualifies as a sale of the ordinary shares by you under Section 302 of the Code, you will be treated as described under “Sale or Other Disposition of Ordinary Shares” above.  If that redemption does not qualify as a sale of ordinary shares under Section 302 of the Code, you will be treated as receiving a distribution with the tax consequences described below.  Whether that redemption qualifies for sale treatment will depend largely on the total number of shares of our ordinary shares treated as held by you (including any stock constructively owned by you as a result of, among other things, owning warrants).  The redemption of ordinary shares generally will be treated as a sale or exchange of the ordinary shares (rather than as a distribution) if the receipt of cash upon the redemption (i) is “substantially disproportionate” with respect to you, (ii) results in a “complete termination” of your interest in us or (iii) is “not essentially equivalent to a dividend” with respect to you.  These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, you must take into account not only shares actually owned by you, but also shares of our ordinary shares that are constructively owned by you.  You may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which you have an interest or that have an interest in you, as well as any stock you have a right to acquire by exercise of an option, which would generally include ordinary shares which could be acquired pursuant to the exercise of the warrants.  In order to meet the substantially disproportionate test, the percentage of our outstanding voting shares actually and constructively owned by you immediately following the redemption of ordinary shares, must among other requirements, be less than 80 percent of the percentage of our outstanding voting shares actually and constructively owned by you immediately before the redemption.  There will be a complete termination of your interest if either (i) all of our shares actually and constructively owned by you are redeemed or (ii) all of the shares of our stock actually owned by you are redeemed and you are eligible to waive, and effectively waive in accordance with specific rules, the attribution of shares owned by certain family members and you do not constructively own any other shares.  The redemption of the ordinary shares will not be essentially equivalent to a dividend if your redemption results in a “meaningful reduction” of your proportionate interest in us.  Whether the redemption will result in a meaningful reduction in your proportionate interest in us will depend on the particular facts and circumstances.  However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”  You should consult with your own tax advisors as to the tax consequences of an exercise of the redemption right.

If none of the foregoing tests are satisfied, then the redemption might be treated as a distribution and the tax effects will be as described under “Dividends and Distributions,” above.  After the application of those rules, any remaining tax basis you have in the redeemed ordinary shares will be added to your adjusted tax basis in your remaining ordinary shares, or, if you have none, to your adjusted tax basis in your warrants or possibly in other shares constructively owned by you.

U.S. holders who actually or constructively own 5 percent or more of our shares (by vote or value) may be subject to special reporting requirements with respect to a redemption of ordinary shares, and such holders should consult with their own tax advisors in that regard.

Sale or Other Disposition, or Expiration of Warrants

Subject to the PFIC discussion below, upon a sale, exchange (other than by exercise), redemption, or expiration of a warrant, you will be required to recognize taxable gain or loss in an amount equal to the difference between (i) the amount realized upon such disposition or expiration (or, if the warrant is held as part of a unit at the time of the disposition of the unit, the portion of the amount realized on such disposition that is allocated to the warrant based on the then fair market values of the warrant and the common stock included in the unit) and (ii) the U.S. holder’s tax basis in the warrant (that is, as discussed above, the portion of the U.S. holder’s purchase price for a unit that is allocated to the warrant, as described above under “Allocation of Basis”).  Such gain or loss would generally be treated as long-term capital gain or loss if the warrant was held by you for more than one year at the time of such disposition or expiration.  As discussed above, the deductibility of capital losses is subject to certain limitations.

Exercise of Warrants

Except as described below with respect to a cashless exercise of a warrant, you will not be required to recognize income, gain or loss upon exercise of a warrant. Your basis in an ordinary share received upon exercise of a warrant will be equal to the sum of (1) your basis in the warrant (that is, as discussed above, the portion of your purchase price for a unit that is allocated to the warrant, as described above under “Allocation of Basis”) and (2) the exercise price of the warrant. Your holding period in the shares received upon exercise will commence on the day after you exercise the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law.  A cashless exercise may be tax-free, either because the exercise is not a gain recognition event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes.  In either case, a holder’s basis in the ordinary shares received would equal the holder’s basis in the warrant.  If the cashless exercise were treated as not being a gain recognition event, a holder’s holding period in the ordinary shares would be treated as commencing on the date following the date of exercise of the warrant.  If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrant.

It is also possible that a cashless exercise of a warrant could be treated as a taxable exchange, in which gain or loss would be recognized.  In such event, a holder could be deemed to have exchanged warrants having a value equal to the exercise price for the total number of warrants to be exercised.  The holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered and the holder’s tax basis in the warrants deemed surrendered.  In this case, a holder’s tax basis in the ordinary shares received would equal the sum of the fair market value of the ordinary shares represented by the warrants deemed surrendered to pay the exercise price and the holder’s tax basis in the warrants exercised.  A holder’s holding period for the ordinary shares would commence on the date following the date of exercise of the warrant.

Due to the absence of authority as to the U.S. federal income tax treatment of a cashless exercise of a warrant, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law.  Accordingly, holders should consult their tax advisors regarding the tax consequences of a cashless exercise of a warrant.

Constructive Dividends on Warrants

As discussed under “Dividends” above, we do not anticipate that any dividends will be paid prior to the completion of a business transaction. If, at any time during the period you hold warrants we were to pay a taxable dividend to our shareholders and, in accordance with the anti-dilution provisions of the warrants, the conversion rate of the warrants were increased, that increase would be deemed to be the payment of a taxable dividend to you to the extent of our earnings and profits, notwithstanding the fact that you will not receive a cash payment. If the conversion rate is adjusted in certain other circumstances (or in certain circumstances, there is a failure to make adjustments), such adjustments may also result in the deemed payment of a taxable dividend to you. You should consult your tax advisor regarding the proper treatment of any adjustments to the warrants.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. U.S. holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Possible Ordinary Income Treatment in Respect of Payment of Premium Purchase Price Following a Vote in Favor of a Proposed Business Transaction

In the event we seek shareholder approval in connection with a proposed business transaction and we do not conduct redemptions in connection with our business transaction pursuant to the tender offer rules, we may agree to pay a premium purchase price to shareholders who might otherwise elect to redeem their shares at the closing of such business transaction.  While not free from doubt, any such premium purchase price may be treated for U.S. federal income tax purposes as ordinary income, and not as a payment in consideration for the redemption of our ordinary shares.  A U.S. holder should consult with its own tax advisors regarding the U.S. federal income tax treatment of any such premium purchase price.

Tax Consequences If We Are a Passive Foreign Investment Company

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to a company that is considered a passive foreign investment company, or PFIC. Under these rules, we will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either:

•	at least 75% of our gross income for the taxable year is passive income; or

•
at least 50% of the gross value, ordinarily determined on the basis of fair market value and a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (not including certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

Because we are a company with no current active business, we believe that it is likely that we met the PFIC asset or income test for our taxable year ended June 30, 2011 and will meet the PFIC asset or income test for our current taxable year. However, the PFIC rules contain an exception to PFIC status for companies in their “start-up year.” Under this exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income, if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of these years. The applicability of the start-up exception is uncertain and we cannot predict whether we will be entitled to take advantage of the start-up exception. After acquisition of a company in a business transaction, we may still meet one of the PFIC tests, depending on the timing of the acquisition and the nature of the income and assets of the acquired business. Consequently, we can provide no assurance that we were not a PFIC for our taxable year ended June 30, 2011. In addition, we can provide no assurance that we will not be a PFIC for either our current taxable year or for any subsequent taxable year.

If we are or become a PFIC during any taxable year of a U.S. holder’s holding period with respect to our ordinary shares or warrants, significant adverse U.S. tax consequences could apply to such holder. Specifically, notwithstanding any qualified electing fund election or mark-to-market election you make with regard to the ordinary shares (as described below), dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for U.S. federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

In addition, if you do not make a timely qualified electing fund election (“QEF election”) or a mark-to-market election for the first taxable year of your holding period for our ordinary shares, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ordinary shares or warrants; and

•
any “excess distribution” that we make to you (generally, any distributions to you during a single taxable year that are greater than 125 percent of the average annual distributions received by you in respect of the ordinary shares during the 3 preceding taxable years or, if shorter, your holding period for the ordinary shares).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares or warrants;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income; and

•
the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year for the period it had been deferred.

In addition, if we are a PFIC, each U.S. holder will be required to file an annual report with the IRS that will contain information to be identified by the IRS in future guidance.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

In general, a U.S. holder may avoid the PFIC consequences described above in respect of our ordinary shares by making a QEF election for the first taxable year of the U.S. holder’s holding period for our ordinary shares. If a U.S. holder (an “Electing Holder”) makes a timely QEF election, the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not the Electing Holder received distributions from us in each year in which we are a PFIC. The Electing Holder’s adjusted tax basis in the ordinary shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the ordinary shares and will not be taxed again once distributed. A U.S. holder may make a separate election to defer the payment of taxes on undistributed income inclusion under the QEF election rules, but if deferred, any such taxes will be subject to an interest charge.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our ordinary shares. A QEF election is made on a shareholder-by-shareholder basis, and a U.S. holder may make a QEF election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form. Once made, a QEF election can only be revoked with consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. holder must receive certain information from us. Upon request from a U.S. holder, we will endeavor to provide to the U.S. holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

U.S. holders may not make a QEF election with respect to warrants. As a result, if a U.S. holder sells or otherwise disposes of warrants (other than upon exercise), any gain recognized would generally be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. holder held the warrants. If a U.S. holder that exercises warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired shares upon exercise of a warrant, but the adverse tax consequences relating to PFIC shares will continue to apply with respect to such ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. holder held the warrants), unless the U.S. holder makes a purging election. The purging election creates a deemed sale at fair market value of the ordinary shares acquired on exercising the warrants. The gain recognized by the purging election would be subject to the special tax and interest charge rules, treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. holder would have a new tax basis and holding period in the ordinary shares acquired on the exercise of the warrants for purposes of the PFIC rules. U.S. holders of warrants should consult with their own advisors as to the advisability and consequences of, and the procedures for, making a purging election.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. holder who held ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those years.  A U.S. holder who makes a QEF election (discussed above) for the first taxable year in which the U.S. holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, however, will not be subject to the special tax and interest charge rules discussed above in respect to such ordinary shares.  In addition, such U.S. holder will not be subject to the QEF election inclusion regime described above with respect to such ordinary shares for the taxable years in which we are not a PFIC.  On the other hand, if the QEF election is not effective for each of the taxable years in which we are a PFIC and the U.S. holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such ordinary shares unless the U.S. holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period, as described above.

Alternatively, if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange or other market,” as defined in applicable Treasury regulations, a U.S. holder of our ordinary shares could elect for the first taxable year in which the U.S. holder holds (or is deemed to hold) our ordinary shares to mark the ordinary shares to market annually. In such event, a U.S. holder would recognize as ordinary income or loss each year an amount equal to the difference between the U.S. holder’s adjusted tax basis in such ordinary shares and its fair market value. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election in previous taxable years. A U.S. holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. A U.S. holder who makes a mark-to-market election would not be subject to the general PFIC regime described above. Although it is expected that our ordinary shares will be listed on the Nasdaq Capital Market (which is a “qualified exchange”) we cannot predict at this time whether there would be sufficient trading activity for our ordinary shares to be treated as “regularly traded.” Accordingly, there can be no assurance that a U.S. holder of our ordinary shares would be able to make a mark-to-market election. U.S. holders should consult their own tax advisors as to requirements for, advisability of, consequences of, and procedures for, making a mark-to-market election. Currently, it appears that a mark-to-market election may not be made with respect to the warrants.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. holders of ordinary shares generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC. A QEF election under the PFIC rules with respect to our ordinary shares would not apply to a lower-tier PFIC. If we are a PFIC and a U.S. holder of ordinary shares does not make a QEF election in respect of a lower-tier PFIC, the U.S. holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (2) the U.S. holder disposes of all or part of its ordinary shares. A mark-to-market election under the PFIC rules with respect to our ordinary shares would not apply to a lower-tier PFIC, and a U.S. holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, U.S. holders of ordinary shares could be subject to the PFIC rules with respect to income of the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. Similarly, if a U.S. holder made a mark-to-market election under the PFIC rules in respect of our ordinary shares and made a QEF election in respect of a lower-tier PFIC, that U.S. holder could be subject to current taxation in respect of income from the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. Upon request from a U.S. holder, we will endeavor to cause any lower-tier PFIC to provide to a U.S. holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of our subsidiary as a PFIC in the future or of the required information to be provided. U.S. holders are urged to consult their own tax advisors regarding the issues raised by lower-tier PFICs.

If you own ordinary shares during any year that we are a PFIC, you may have to file Internal Revenue Service Form 8621 (whether or not a QEF election or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above, including our ownership of any non-U.S. subsidiaries. As a result, U.S. holders of ordinary shares or warrants are strongly encouraged to consult their tax advisors about the PFIC rules in connection with their purchasing, holding or disposing of ordinary shares or warrants.

Non-U.S. Holders

If you are a non-U.S. holder, dividends paid to you in respect of our ordinary shares will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the conduct by you of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that you maintain in the United States).  In addition, you generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or warrants unless such gain is effectively connected with the conduct by you of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that you maintain in the United States) or you are an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met.

Dividends and gains that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. holder, and in the case of a non-U.S. holder that is classified as a corporation for U.S. federal income tax purposes, may be subject to an additional branch profits tax of 30 percent or lower applicable treaty rate.

Information Reporting and Backup Withholding

Non-corporate U.S. holders generally are subject to information reporting requirements with respect to dividends paid on ordinary shares within the United States, and on the proceeds from the sale, exchange or disposition of ordinary shares or warrants to or through the U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, U.S. holders will be subject to back-up withholding at the applicable rate (currently at 28%) on dividends paid on ordinary shares, and on the proceeds from the sale, exchange or other disposition of ordinary shares or warrants, unless the U.S. holder provides a duly executed IRS Form W-9 or otherwise establishes an exemption. A non-U.S. holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS form W-8 or by otherwise establishing an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed  as a credit against a U.S. holder’s or non-U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We file annual reports and other information with the SEC. We file annual reports on Form 20-F and submit all other information under cover of Form 6-k. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Peter Ziegler, Chief Executive Officer, Australia Acquisition Corp., Level 11, 459 Collins Street, Melbourne VIC 3000.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices. $64,640,000 of the proceeds from our initial public offering and private sale of insider warrants have been placed into a trust account at J.P. Morgan Bank N.A., maintained by Continental Stock Transfer & Trust Company, acting as trustee. The proceeds held in trust will only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less, or in money market funds selected by the company meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Thus, we are subject to market risk primarily through the effect of changes in interest rates on government securities. In addition, following a business combination, it is possible that some or all of our revenues and expenses may be denominated in non-United States currencies, which could subject us to increased risks relating to foreign exchange rate fluctuations that could have a material adverse effect on our business, financial condition and operating results.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

There have been no modifications to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities.

ITEM 15.	CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

As required by Rule 13a-15 under the Exchange Act, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as of the end of the period covered by this annual report on Form 20-F. This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer. Based upon that evaluation, management concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to management (including our principal executive officer and principal financial officer) to allow timely decisions regarding required disclosure and that our disclosure controls and procedures are effective to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b) Management’s Annual Report on Internal Control over Financial Reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm.

See above.

(d) Changes in Internal Control over Financial Reporting.

As required by Rule 13a-15(d) of the Exchange Act, our management, including our principal executive officer and our principal financial officer, conducted an evaluation of the internal control over financial reporting to determine whether any changes occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, our principal executive officer and principal financial officer concluded no such changes during the period covered by this annual report on Form 20-F materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our audit committee of the board of directors consists of Professor Ian Zimmer and Mr. Peter O’Brien. Each member of the audit committee is financially sophisticated, as required by the Nasdaq Capital Market listing standards. In addition, the board of directors has determined that Professor Zimmer qualifies as an “audit committee financial expert,” as defined under the applicable rules of the SEC.  Our board of directors has determined that Professor Zimmer and Mr. O’Brien are “independent directors” as such term is defined in Rule 10A-3 of the Exchange Act and the rules of the Nasdaq Capital Market. Pursuant to the transition period under the rules of the Nasdaq Capital Market and consistent with the exemptions afforded in Rule 10A-3 under the Exchange Act, we will have one year following the initial listing of securities upon the consummation of the initial public offering to appoint an additional independent director to the audit committee.

ITEM 16B.	CODE OF ETHICS.

In November 2010, our board of directors adopted a code of ethics that applies to our directors, officers and employees.  We will provide a copy of this code of ethics to any person that request it, free of charge.  Requests for copies of our code of ethics should be sent in writing to Peter Ziegler, Chief Executive Officer, Australia Acquisition Corp., Level 11, 459 Collins Street, Melbourne VIC 3000.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The aggregate fees billed for professional services rendered by our auditors for the period from July 29, 2010 (inception) to June 30 are as follows:

July 29, 2010 (inception) to June 30
Audit Fees (1)	$38,031
Audit Related Fees (2)	$0
Tax Fees (3)	$0
All Other Fees (4)	$0

(1) Audit fees represent fees for professional services related to the audit of our financial statements included in the registration statement related to our initial public offering, the audit of our financial statements included in the Form 6-K filed on November 24, 2010 and the audit of our financial statements for the period from July 29, 2010 (inception) to June 30, 2011.
(2) Audit related fees represent the aggregate fees billed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees” above.
(3) Tax fees represent the fees for professional services related to tax compliance, tax advice and tax planning.
(4) All other fees represent fees billed for products and services rendered by our principal accountant, other than the services reported under “Audit Fee,” “Audit Related Fees” and “Tax Fees.”

Our audit committee has adopted procedures requiring audit committee review and approval in advance of all particular engagements for services provided by our independent auditor. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by our audit committee. All of the engagements (i.e. 100%) and fees for the period from July 29, 2010 (inception) to June 30, 2011 were approved by our audit committee and all such engagements were completed by our independent auditor with no work performed by persons other than our independent auditor’s full-time, permanent employees. Our audit committee reviews with our auditor whether the non-audit services to be provided are compatible with maintaining the auditor’s independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Pursuant to the transition period under the rules of the Nasdaq Capital Market and consistent with the exemptions afforded in Rule 10A-3 under the Exchange Act, we will have one year following the initial listing of securities upon the consummation of the initial public offering to appoint an additional independent director to the audit committee.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

The following financial statements are filed as part of this annual report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Australia Acquisition Corp.

We have audited the accompanying balance sheet of Australia Acquisition Corp. (a corporation in the development stage) (the “Company”) as of June 30, 2011, and the related statements of operations, changes in shareholders’ equity, and cash flows for the period from July 29, 2010 (inception) to June 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Australia Acquisition Corp. (a corporation in the development stage) as of June 30, 2011 and the results of its operations and its cash flows for the period from July 29, 2010 (inception) to June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rosen Seymour Shapss Martin & Company LLP
New York, New York
September 26, 2011

AUSTRALIA ACQUISITION CORP.
(a corporation in the development stage)
Balance Sheet

June 30, 2011
Assets
Current assets, cash	$608,318
Current assets, prepaid expenses	55,518
Total current assets	663,836
Restricted cash held in trust	64,670,391
Total assets	$65,334,227

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$53,730
Total current liabilities	53,730
Ordinary shares subject to possible redemption, 5,887,999 shares (at redemption value)	59,496,750

Commitments and contingencies
Shareholders’ equity:
Preferred stock, $0.001 par value, 1,000,000 shares authorized; none issued and outstanding	—
Ordinary shares, $0.001 par value, 49,000,000 shares authorized; 8,533,333 shares issued and outstanding (includes 5,887,999 shares subject to possible redemption)	8,534
Additional paid-in capital	6,009,721
Deficit accumulated during the development stage	(234,508)
Total shareholders’ equity	5,783,747
Total liabilities and shareholders’ equity	$65,334,227

The accompanying notes are an integral part of the financial statements.

AUSTRALIA ACQUISITION CORP.
(a corporation in the development stage)
Statement of Operations

July 29, 2010 (Inception) to June 30, 2011
Revenue	$—
Cost of revenue	—
Gross profit (loss)	—
Formation and operating costs	264,899
Loss before interest income	(264,899)
Interest income	30,391
Net loss	$(234,508)
Weighted average ordinary shares outstanding — basic and diluted	6,688,190
Basic and diluted net loss per ordinary share	NIL

The accompanying notes are an integral part of the financial statements.

AUSTRALIA ACQUISITION CORP.
(a corporation in the development stage)
Statement of Changes in Shareholders’ Equity
The period from July 29, 2010 (Inception) to June 30, 2011

				Deficit
				Accumulated
			Additional	During the
	Ordinary shares		Paid-In	Development	Shareholders’
	Shares	Amount	Capital	Stage	Equity
Sale of ordinary shares issued to initial shareholders at July 29, 2010	3,066,667	$3,067	$21,933		$25,000
Redemption of initial ordinary shares	(933,334)	(933)	933		0
Sale of 6,400,000 units, net of underwriters’ discount and offering expenses (including 5,887,999 shares subject to possible redemption)	6,400,000	6,400	61,483,605		61,490,005
Net proceeds subject to possible redemption of 5,887,999 shares			(59,496,750)		(59,496,750)
Sale of private placement warrants			4,000,000		4,000,000
Net loss				(234,508)	(234,508)
Balance at June 30, 2011	8,533,333	$8,534	$6,009,721	$(234,508)	$5,783,747

The accompanying notes are an integral part of the financial statements.

AUSTRALIA ACQUISITION CORP.
(a corporation in the development stage)
Statement of Cash Flows
(Unaudited)

July 29, 2010 (Inception) to June 30, 2011
Cash flows from operating activities:
Net loss	$(234,508)
Adjustments to reconcile net loss to net cash used in operating activities:
Increase in prepaid expenses	(55,518)
Accrued interest in trust account	(30,391)
Increase in accounts payable and accrued expenses	53,730
Net cash used in operating activities	(266,687)

Cash flows from investing activities:
Cash deposited in trust account	(64,640,000)

Cash flows from financing activities:
Proceeds from notes payable to shareholders	$200,000
Repayment of notes payable – shareholder	(200,000)
Proceeds from sale of initial ordinary shares	25,000
Proceeds from public offering of units	64,000,000
Proceeds from sale of insider warrants	4,000,000
Payment of offering costs	(2,509,995)
Net cash provided by financing activities	65,515,005

Net increase in cash	608,318
Cash beginning of period	0
Cash end of period	$608,318

The accompanying notes are an integral part of the financial statements.

AUSTRALIA ACQUISITION CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars)

Note 1 — Organization and Nature of Business Operations

Australia Acquisition Corp. (a corporation in the development stage) (the “Company”) was incorporated in the Cayman Islands on July 29, 2010. The Company was formed to acquire, or acquire control of, through a merger, stock exchange, asset acquisition or similar business transaction one or more currently unidentified operating businesses or assets (“Business Transaction”). The Company is considered to be in the development stage as defined in FASB Accounting Standard Codification (“FASB ASC”) 915  “Development Stage Enterprises,” and is subject to the risks associated with activities of development stage companies.

The Company’s efforts in identifying a prospective Target Business (as defined below) will not be limited to a particular industry or geographic region; however, it expects to focus on businesses that have their primary operations located in the Commonwealth of Australia in the Company’s targeted industry sectors, which encompasses the following: mining, financial services and media, entertainment and leisure.

The Company is currently evaluating Business Transaction candidates. All activity through June 30, 2011 relates to the Company’s formation and initial public offering (the “Offering”) described below and identifying and investigating prospective Target Businesses with which to consummate a Business Transaction. As used herein, “Target Business” shall mean one or more businesses or assets that the Company may target for a Business Transaction. There can be no assurance that the Company will be able to successfully effect a Business Transaction.

The Company will not generate any operating revenues until after completion of its initial Business Transaction, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents including interest earned on amounts in the Trust Account (as defined below).

The Company consummated the Offering on November 19, 2010 and received proceeds of $61.49 million before deducting the Deferred Underwriting Discount (as defined in Note 6) of $960,000, net of the underwriters’ commissions of $1.76 million and offering costs and other expenses of approximately $750,000. The Company sold to the public 6,400,000 Units (as defined in Note 4) at a price of $10.00 per Unit. Immediately prior to the consummation of the Offering, the Company consummated the private sale of 8,000,000 Insider Warrants (as defined in Note 5) to the Company’s executive officers and directors at a price of $0.50 per Insider Warrant, generating gross proceeds of $4.0 million (the “Private Placement”). Net proceeds received by the Company from the consummation of both the Offering and the Private Placement (collectively, the “Offerings”) totaled $65.49 million.

Upon the closing of the Offerings, $64.64 million was placed in a trust account (“Trust Account”) at J.P. Morgan Chase Bank N.A. and maintained by Continental Stock Transfer & Trust Company as trustee and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (“Investment Company Act”), having a maturity of 180 days or less, or in money market funds selected by the Company meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act.  The funds in the Trust Account include $960,000 representing Deferred Underwriting Discounts that will only be released to the representative of the underwriters upon completion of a Business Transaction. On June 14, 2011, pursuant to an arrangement with the representative of the underwriters to provide special financial advisory services in connection with a potential Business Transaction, the underwriters waived their right to receive the Deferred Underwriting Discount.

The funds in the Trust Account will not be released until the earlier of the consummation of a Business Transaction or the Company’s liquidation if the Company is unable to consummate a Business Transaction by August 15, 2012; provided, however, the Company shall be permitted to draw amounts from the interest earned on the funds in the Trust Account that the Company needs to pay its income or other tax obligations and any remaining interest that the Company needs for its working capital requirements.  The proceeds of the Offerings held outside of the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offerings, although substantially all of the net proceeds of the Offerings are intended to be generally applied toward consummating a Business Transaction with one or more Target Businesses that collectively have a fair market value of at least 80% of the value of the Trust Account (excluding taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into such Business Transaction.

The Company, after signing a definitive agreement for the acquisition of one or more Target Businesses, might not submit the transaction for shareholder approval. If no shareholder approval is sought, the Company will proceed with a Business Transaction if it is approved by its board of directors and holders of less than 92% of the Company’s public Ordinary Shares exercise their redemption rights.  The Company will conduct the redemptions without a shareholder vote pursuant to the tender offer rules.  In connection with redemptions under the tender offer rules, public shareholders properly exercising their redemption rights shall be entitled to receive a per share pro rata portion of the Trust Account (excluding interest).  In the event that the Company seeks shareholder approval in connection with its Business Transaction, the Company will proceed with a Business Transaction only if a majority of the outstanding Ordinary Shares (as defined in Note 4) voted are voted in favor of the Business Transaction and holders of less than 92% of the Company’s public Ordinary Shares exercise their redemption rights. However, the Company's officers’, directors’ or their affiliates’ participation in privately-negotiated transactions (as described in the prospectus relating to the Offering), if any, could result in the approval of a Business Transaction even if the holders of a majority of the Company’s public Ordinary Shares either vote against, or indicate their intention to vote against, or the holders of 92% or more of the Company’s public Ordinary Shares exercise or indicate their intention to exercise their redemption rights in connection with such Business Transaction. If the Company seeks shareholder approval of a Business Transaction and is deemed a foreign private issuer at such time or is otherwise required to comply with the foreign private issuer rules, the public shareholders will be required to exercise their redemption rights in accordance with the tender offer rules.  If the Company is no longer subject to the foreign private issuer rules and conducts a shareholder vote pursuant to a proxy statement under the proxy rules, the public shareholders will be able to redeem their Ordinary Shares in connection with such vote.  In connection with a shareholder vote and redemption under the proxy rules, if a Business Transaction is approved and consummated:  public shareholders voting in favor of or against the Business Transaction and electing to redeem Ordinary Shares shall be entitled to receive a per share pro rata portion of the Trust Account (excluding interest). The Ordinary Shares subject to possible redemption have been recorded at fair value and classified as temporary equity, in accordance with FASB ASC 480-10. The Company’s Initial Shareholders (as defined in Note 5) consisting of all of the officers and directors have agreed, in the event the Company seeks shareholder approval of its Business Transaction, to vote their Initial Ordinary Shares (as defined in Note 5) in favor of a Business Transaction. The Company’s officers and directors have also agreed to vote Ordinary Shares acquired by them in the Offering or in the aftermarket in favor of a Business Transaction submitted to the Company’s shareholders for approval.

The Company’s memorandum and articles of association, as amended, provide that if after 21 months from the date of the prospectus relating to the Offering the Company has not completed a Business Transaction, it will go through an automatic liquidation. This has the same effect as if the Company’s board of directors and shareholders had formally voted to approve its voluntary winding up under the Companies Law in the Cayman Islands. As a result, no vote would be required from the Company’s shareholders to commence such a voluntary winding up. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the price per share in the Offering (assuming no value is attributed to the Warrants contained in the Units offered in the Offering discussed in Note 4).

Note 2 — Summary of Significant Accounting Policies

Basis of presentation

The financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).  The Company has selected June 30 as its fiscal year end.

Development Stage Company

The Company complies with the reporting requirements of FASB ASC 915-10. At June 30, 2011, the Company has not commenced any operations nor generated revenue to date, other than interest on the trust fund balance. All activity through June 30, 2011 relates to the Company’s formation and the Offering and identifying and investigating a prospective Target Business.

Fair Value of Financial Instruments

The fair values of the Company’s assets and liabilities that qualify as financial instruments under U.S. GAAP, approximate their carrying amounts presented in the accompanying balance sheet.

Net Loss per Common Share

The Company complies with accounting and disclosure requirements of ASC 260-10.  Net loss per share is computed by dividing net loss by the weighted average number of Ordinary Shares outstanding for the period.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The Company carries its investments in marketable debt and equity securities at fair value, based on quoted market prices. Security transactions are recorded on a trade date basis. Unrealized gains and losses are included in the statements of activities.

Income Taxes

The Company follows the provisions of ASC 740-10 which prescribes a recognition threshold and measurement attribute for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on its tax return.  ASC 740-10 requires that the financial statements reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values.  There were no adjustments related to uncertain tax positions recognized during the period July 29, 2010 (inception) to June 30, 2011.

New Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards, if adopted, would have a material effect on the accompanying financial statements.

Note 3 – Per Share Information

Basic Earnings per Ordinary Share (“Basic EPS”) is computed by dividing net income by the weighted-average number of Ordinary Shares outstanding.  Diluted Earnings per Ordinary Share (“Diluted EPS”) is computed by dividing net income by the weighted-average number of Ordinary Shares, and dilutive Ordinary Share equivalents and convertible securities then outstanding.  GAAP requires the presentation of both Basic EPS and Diluted EPS on the face of the Company’s Condensed Statements of Income.  Ordinary Share equivalents totaling 14,400,000 were excluded from the computation of Diluted EPS for the year ended June 30, 2011 and for the period from July 29, 2010 (inception) to June 30, 2011, as their effect on the computation of Diluted EPS would have been anti-dilutive.

The following table sets forth the computation of basic and diluted per share information:

	For the period from July 29, 2010 (Inception) to June 30, 2011
Numerator:
Net income (loss):		$(234,508)

Denominator:
Weighted-average Ordinary Shares outstanding		6,688,190

Net income (loss) per share:
Basic and diluted	$	NIL

Note 4 —Initial Public Offering

On November 19, 2010, the Company sold to the public 6,400,000 units (“Units”) at a price of $10.00 per unit. Each Unit consists of one ordinary share, $0.001 par value (“Ordinary Share”), of the Company, and one redeemable Ordinary Share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase from the Company one Ordinary Share at an exercise price of $11.50 (a) commencing on the later of (i) the completion of a Business Transaction with a Target Business and (ii) one year from the effective date of prospectus relating to the Offering and (b) expiring five years from the date of the Business Transaction, unless earlier redeemed. The Warrants are redeemable at a price of $0.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the Ordinary Shares is at least $17.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is sent. In accordance with the warrant agreement relating to the Warrants, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Ordinary Shares issuable upon exercise of the Warrants. The Company will not be obligated to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration statement is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.  Notwithstanding the foregoing, if a registration statement covering the Ordinary Shares issuable upon exercise of the Warrants is not effective within a specified period following the consummation of a Business Transaction, the holders of the Warrants may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis.

Note 5 — Related Party Transactions

On July 29, 2010, in connection with the formation of the Company, the Company issued 3,066,667 Ordinary Shares to Ziegler Asset Partners Trust, an affiliate of Peter Ziegler, the Company’s chairman and chief executive officer, for an aggregate of $25,000 in cash, in a private placement (the “Initial Ordinary Shares”). In August 2010, Ziegler Asset Partners Trust entered into an agreement to transfer an aggregate of 406,334 Initial Ordinary Shares for nominal consideration to Charbel Nader, the Company’s executive vice president, Brett Chenoweth, the Company’s then executive vice president, E. Stephen Streeter, the Company’s chief financial officer and executive vice president, Ian Zimmer, a director of the Company, and Peter O’Brien, a director of the Company.  Subsequently, on November 15, 2010, the Company redeemed from its Initial Shareholders (as defined below), at nominal cost to the Company, an aggregate of 613,334 of such Initial Ordinary Shares, that the Company has cancelled. On December 1, 2010, the Company redeemed, from its Initial Shareholders (as defined below), at a nominal cost to the Company, an aggregate of 320,000 Initial Ordinary Shares as a result of the underwriters’ decision not to exercise the Over-Allotment Option.

On July 20, 2010, the Company issued an unsecured promissory note in the aggregate principal amount of $150,000 to Ziegler Asset Partners Pty. Ltd., an affiliate of Mr. Ziegler, the Company’s chairman and chief executive officer.  The note was non-interest bearing and payable on the earlier of July 29, 2011 or the consummation of the Offering. Due to the short-term nature of the note, the fair value of the note approximated its carrying amount of $150,000. In October 2010, Ziegler Asset Partners Pty. Ltd. advanced the Company an aggregate of $50,000, payable on demand without interest, to pay certain vendors and other costs of the Offering.  On November 19, 2010, the Company repaid in full the promissory note and advance.

The Company’s officers and directors purchased warrants (“Insider Warrants”) exercisable for 8,000,000 Ordinary Shares at a purchase price of $0.50 per Insider Warrant directly from the Company immediately prior to the consummation of the Offering and not as part of the Offering. All of the proceeds from the sale of the Insider Warrants were placed in the Trust Account. The Insider Warrants are identical to the Warrants included in the Units sold in the Offering, except that the Insider Warrants: were placed in escrow; are subject to transfer restrictions; are non-redeemable by the Company so long as they are held by the Company’s officers and directors or their permitted transferees; and may be exercised by the Company’s officers and directors or their permitted transferees on a cashless basis.

Additionally, the Company’s officers and directors have agreed that the Insider Warrants will not be sold or transferred by them until 90 days after the Company has completed a Business Transaction. The Company believes based on a review of the trading prices of the public warrants of other “blank check” companies similar to the Company, that the purchase price of $0.50 per Insider Warrant is not less than the approximate fair value of such Insider Warrants on the date of issuance. Therefore, the Company did not record stock-based compensation expense upon the sale of the Insider Warrants.

The holders of the Company’s Ordinary Shares issued and outstanding prior to the consummation of the Offering (the “Initial Shareholders”), as well as the holders of the Insider Warrants (and underlying securities), will be entitled to registration rights pursuant to an agreement entered into on the date of the consummation of the Offering. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Ordinary Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these Ordinary Shares are to be released from escrow. The holders of a majority of the Insider Warrants (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Transaction. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Transaction. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

The Company agreed to pay Ziegler Asset Partners a monthly fee of $10,000 for office space and related administrative and support services, including but not limited to receptionist, secretarial and general office services, commencing on the date of the consummation of the Offering and continuing until the earlier to occur of: (i) the consummation of a Business Transaction, (ii) 21 months or (iii) the date on which the Company ceases its corporate existence in accordance with the Company’s Memorandum and Articles of Association, as amended. Mr. Ziegler, the Company’s chairman of the board and chief executive officer, is the president of Ziegler Asset Partners.

Mr. Ziegler, the Company’s chairman of the board and chief executive officer, has agreed that he will be liable to the Company if and to the extent any insurance it may procure is inadequate to cover any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company discussed entering into or entered into a transaction agreement reduce the amounts in the trust account to below $10.10 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Offering against certain liabilities, including liabilities under the Securities Act of 1933. In the event that an executed waiver is deemed to be unenforceable against a third party, Mr. Ziegler will not be responsible to the extent of any liability for such third party claims.  The Company currently does not have any executed waiver agreements, but it will seek to obtain them from all of its vendors, service providers and prospective Target Businesses.

In addition, in the event the Company is forced to liquidate and does not have sufficient funds from its remaining assets outside of the Trust Account, Mr. Ziegler has agreed to advance the Company the funds necessary to pay any and all costs involved or associated with the process of liquidation and the return of the funds in the Trust Account to the Company’s public shareholders (currently anticipated to be no more than approximately $25,000) and has agreed not to seek repayment for such expenses.

Note 6  — Commitments and contingencies

The Company agreed to pay the underwriters of the Offering underwriting discounts and commissions equal to 4.25% of the gross proceeds of the Offering, 2.75% of which was paid at the closing of the Offering and 1.5% of which is payable to Cohen & Company Capital Markets, LLC, as the representative of the underwriters solely upon consummation of a Business Transaction (the “Deferred Underwriting Discount”).  The Deferred Underwriting Discount has been deposited in the Trust Account. On June 14, 2011, pursuant to an arrangement with the representative of the underwriters to provide special financial advisory services in connection with a potential business transaction, the underwriters waived their right to receive the deferred underwriting discount.

The underwriters were granted a 45-day option to purchase up to 960,000 Units (over and above the 6,400,000 Units referred to above) at the Offering price less underwriting discounts and commissions, solely to cover over-allotments (the “Over-Allotment Option”), if any. On December 1, 2010, the representative of the underwriters notified the Company of its intention not to exercise the Over-Allotment Option.

On November 19, 2010, in connection with the Offering, the Company sold for $100 to Cohen & Company Capital Markets, LLC, as the representative of the underwriters, an option (the “Unit Purchase Option”) to purchase 640,000 Units (equivalent to 10% of the total number of Units sold in the Offering) at an exercise price of $15.00 per Unit (150% of the public offering price). The Units issuable upon exercise of the Unit Purchase Option are identical to the Units sold in the Offering. This Unit Purchase Option is exercisable commencing on the later of the consummation of a Business Transaction and one year from the date of the Offering and expires five years from the date of the Offering. The Company has accounted for the fair value of the Unit Purchase Option, net of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders' equity. The Company estimates that the fair value of the Unit Purchase Option is approximately $2.02 per unit using a Black-Scholes option-pricing model.

The fair value of the Unit Purchase Option is estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 1.73% and (3) expected life of 5 years. The Unit Purchase Option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described in Note 4 above), such that the holder may use the appreciated value of the Unit Purchase Option (the difference between the exercise prices of the Unit Purchase Option and the underlying Warrants and the market price of the Units and underlying Ordinary Shares) to exercise the Unit Purchase Option without the payment of cash.

The Company will have no obligation to net cash settle the exercise of the Unit Purchase Option or the Warrants underlying the Unit Purchase Option. The holder of the Unit Purchase Option will not be entitled to exercise the Unit Purchase Option or the Warrants underlying the Unit Purchase Option unless a registration statement covering the securities underlying the Unit Purchase Option is effective or an exemption from registration is available. If the holder is unable to exercise the Unit Purchase Option or underlying Warrants, the Unit Purchase Option or underlying Warrants, as applicable, will expire worthless.

On November 19, 2010, in connection with the Offering the Company granted Cohen & Company Capital Markets, LLC a right of first refusal to act as lead underwriter or as a co-manager with at least 50% of the economics (or, in the case of a three-handed deal, 33% of the economics) for any and all public and private equity and debt offerings by the Company or its successors, during the period commencing on consummation of the Offering and terminating 12 months after the completion of an initial Business Transaction but in no instance longer than 36 months from the effective date of the prospectus relating to the Offering.  Notwithstanding, such right of first refusal does not apply to offerings to be led outside of the United States.

Note 7 — Preferred Stock

The Company is authorized to issue 1,000,000 shares of  preferred stock, par value $0.001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors.

Note 8 — Ordinary Shares

On July 29, 2010, in connection with the formation of the Company, the Company issued 3,066,667 Initial Ordinary Shares to the Ziegler Asset Partners Trust, an affiliate of Mr. Ziegler, the Company’s chairman of the board and chief executive officer, for an aggregate of $25,000 in cash, in a private placement. In August 2010, Ziegler Asset Partners Trust entered into an agreement to transfer an aggregate of 406,334 Initial Ordinary Shares for nominal consideration to Mr. Nader, the Company’s executive vice president, Mr. Chenoweth, the Company’s executive vice president, Mr. Streeter, the Company’s chief financial officer and executive vice president, Prof. Zimmer, a director of the Company, and Mr. O’Brien, a director of the Company.  Subsequently, on November 15, 2010, the Company redeemed from its Initial Shareholders, at nominal cost to the Company, an aggregate of 613,334 of such Initial Ordinary Shares, that the Company has cancelled.

On November 19, 2010, the Company sold to the public 6,400,000 Units at a price of $10.00 per unit. Each Unit consists of one Ordinary Share, of the Company, and one Warrant. Each Warrant entitles the holder to purchase from the Company one Ordinary Share at an exercise price of $11.50 (a) commencing on the later of (i) the completion of a Business Transaction with a Target Business and (ii) November 15, 2011 and (b) expiring five years from the date of the Business Transaction, unless earlier redeemed. The Warrants are redeemable at a price of $0.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the Ordinary Shares is at least $17.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is sent.

On December 1, 2010, the Company redeemed, from its Initial Shareholders, at a nominal cost to the Company, an aggregate of 320,000 Initial Ordinary Shares as a result of the underwriters’ decision not to exercise the Over-Allotment Option.  The Company redeemed these Initial Ordinary Shares in order to maintain the Initial Shareholders’ collective 25% ownership interest in the Company’s Ordinary Shares after giving effect to the Offering and the non-exercise of the underwriters’ over-allotment option.

Note 9 —Investment in Trust Account

Subsequent to the Offering, an amount of $64,640,000, of the net proceeds of the Offering was deposited in an interest-bearing trust account and invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less until the earlier of (i) the consummation of a Business Combination or (ii) liquidation of the Company.

Investments at June 30, 2011 consist of the following:

	Cost	Gross Unrealized Holding Gain	Fair Value
Fixed income securities:
U.S. Treasury Securities	$64,635,569	$34,822	$64,670,391

Note 10  — Fair Value Measurements

The Company adopted ASC 820, “Fair Value Measurement” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The adoption of ASC 820 did not have an impact on the Company’s financial position or results of operations.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2011, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability:

Description	June 30, 2011	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Restricted cash equivalents held in Trust Account	$64,670,391	$64,670,391

Note 10- Commitments

On June 14, 2011, pursuant to an arrangement with the representative of the underwriters to provide special financial advisory services in connection with a potential Business Transaction, the underwriters waived their right to receive the Deferred Underwriting Discount.

Note 11 – Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through September 26, 2011, the date the accompanying financial statements became available to be issued.  There were no other significant subsequent events requiring disclosure.

ITEM 19.	EXHIBITS.

Exhibit No.		Description

1.1	(1)	Underwriting Agreement, dated November 15, 2010, by and between the Registrant and Cohen & Company Capital Markets, LLC.
3.1	(2)	Memorandum of Association.
3.1	(1)	Articles of Association, as amended.
4.1	(2)	Specimen Unit Certificate.
4.2	(2)	Specimen Ordinary Share Certificate.
4.3	(2)	Specimen Warrant Certificate.
4.4	(1)	Warrant Agreement, dated November 15, 2010, by and between the Registrant and Continental Stock Transfer & Trust Company.
4.5	(2)	Form of Representative’s Unit Purchase Option.
10.1	(1)	Investment Management Trust Agreement, dated November 15, 2010, by and between the Registrant and Continental Stock Transfer & Trust Company.
10.2	(3)	Initial Ordinary Share Subscription Agreement.
10.3	(2)	Initial Securities Assignment Agreement.
10.4	(1)	Warrant Subscription Agreement.
10.5	(1)	Securities Escrow Agreement, dated November 15, 2010, by and among the Registrant, the security holders named therein and Continental Stock Transfer & Trust Company.
10.6	(1)	Registration Rights Agreement, dated November 15, 2010, by and among the Registrant and the security holders named therein.
10.7	(2)	Promissory Note, dated as of July 29, 2010, issued to Ziegler Asset Partners Pty. Ltd.
10.8	(3)	Form of Letter Agreement by and among the Registrant, the Representative and Ziegler Asset Partners Pty. Ltd.
10.9	(3)	Form of Letter Agreement by and among the Registrant, the Representative and each executive officer and director other than Mr. Ziegler.
10.10	(3)	Form of Letter Agreement by and among the Registrant, the Representative and Peter Ziegler.
10.11	(2)	Form of Letter Agreement by and between the Registrant and Ziegler Asset Partners regarding administrative support.
10.12	(3)	Form of Indemnity Agreement.
12.1		Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
12.2		Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).
13		Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.
14	(2)	Code of Ethics.
99.1	(2)	Form of Audit Committee Charter.
99.2	(2)	Form of Nominating Committee Charter.

(1) Incorporated by reference to the Registrant’s Form 6-K filed on November 22, 2010 (Commission File No. 001-34959)
(2) Incorporated by reference to the Registrant’s Form F-1 filed on October 18, 2010 (Commission File No. 333-169983)
(3) Incorporated by reference to the Registrant’s Amendment No. 1 to Form F-1 filed on November 5, 2010 (Commission File No. 333-169983)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: September 27, 2011
AUSTRALIA ACQUISITION CORP.

By:	/s/ Peter Ziegler
Peter Ziegler
Chairman of the Board and Chief Executive Officer