Form 20-F
period 2012-06-30
Australia Acquisition Corp
filed 2012-08-30
CIK 1499593

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

Level 9 Podium, 530 Collins Street, Melbourne VIC 3000

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

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 8,533,333 ordinary shares, par value $0.001 per share, as of June 30, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“AAC,” “we,” “us,” “our company” or “the company” refer to Australia Acquisition Corp.;

•	“Exchange Act” refer to the Securities Exchange Act of 1934, as amended;

•	“FPI” or “FPI status” refer to a foreign private issuer as defined by and determined pursuant to Rule 3b-4 of the Exchange Act;

•	“initial ordinary shares” refer to the 3,066,667 ordinary shares originally issued to Ziegler Asset Partners Trust for $25,000 on July 29, 2010, including 613,330 ordinary shares subsequently redeemed at nominal cost by us;

•	“initial public offering” refer to the initial public offering of 6,400,000 units on November 19, 2010, upon the consummation of which we received proceeds of $61.49 million net of the underwriters’ commissions of $1.76 million and offering costs and other expenses of approximately $750,000;

•	“initial shareholders” refer to Ziegler Asset Partners Trust, Mr. Peter Ziegler, Mr. Charbel Nader, Mr. Brett Chenoweth, Mr. E. Stephen Streeter, Prof. Ian Zimmer and Mr. Peter O’Brien, the beneficial holders of all of our initial ordinary shares;

•	“insider warrants” refer to the 8,000,000 warrants we sold privately to our management team simultaneously with the consummation of the initial public offering;

•	“management team” refer to all of our officers and directors;

•	“Companies Law” refer to the Companies Law of the Cayman Islands, as the same may be amended, supplemented or revised;

•	“public shares” mean the ordinary shares issued in our initial public offering;

•	“public shareholders” mean the holders of the ordinary shares which were sold as part of the units offered by the initial public offering prospectus (whether purchased as part of the initial public offering or in the aftermarket) related to our initial public offering, including any of our initial shareholders solely to the extent that they either purchased units in the initial public offering or purchased units or ordinary shares in the aftermarket;

•	“public warrants” refer to the warrants sold as part of the units offered by the initial public offering prospectus related to our initial public offering;

•	“SEC” refer to the Securities and Exchange Commission;

•	“Securities Act” refer to the Securities Act of 1933, as amended.

•	“shareholders” mean the initial shareholders and the public shareholders;

•	“target business” refer to one or more operating businesses or assets which we may target for an initial business transaction;

•	“FINRA” refer to the Financial Industry Regulatory Authority;

•	“$” refer to the U.S. dollar; and

•	“$AUD” refer to the Australian dollar.

Australia Acquisition Corp. is a blank check company organized under the laws of the Cayman Islands as an exempted company with limited liability. We are a development stage company with no revenues to date and we will not generate revenues at the earliest, if at all, until after the consummation of a business transaction. We were formed for the purpose of acquiring or acquiring control of one or more operating businesses or assets through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business transaction. We are not limited to a particular industry or geographic region for purposes of consummating an initial business transaction, although our initial intent was to focus on entities with their primary operations in Australia. After our initial efforts to find an operating business with its primary operations in Australia proved unsuccessful, however, we expanded our search to include operating businesses with their primary operations in other geographic areas.

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

Pursuant to our memorandum and articles of association, as amended, we have until November 15, 2012 to consummate a business transaction. Pursuant to our memorandum and articles of association, as amended, if we fail to consummate a business transaction by November 15, 2012, our corporate existence will cease, except for the purpose of winding up our affairs and liquidating.

Prior to July 11, 2012, our activities were limited to organizational activities, our initial public offering and the search for a suitable business transaction.  On July 11, 2012, we entered into a stock purchase agreement (the “Agreement”) with Harbinger Capital Partners Master Fund I, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Harbinger Master”), Harbinger Capital Partners Special Situations Fund, L.P., a limited partnership organized under the laws of the State of Delaware (“Harbinger Special Situations”), and Credit Distressed Blue Line Master Fund, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Blue Line” and together with Harbinger Master and Harbinger Special Situations, the “Sellers” and each, a “Seller”). Pursuant to the Agreement, in exchange for newly issued ordinary and preference shares of AAC, AAC will acquire (i) 77,462,783 ordinary shares, par value GBP 0.0001 per share (the “Subject Ferrous Shares”) of Ferrous Resources Ltd., a company organized under the laws of the Isle of Man (“Ferrous”); (ii) 12,500 shares of Class A, €1 (one euro) par value per share, and 71,619,017 convertible preferred equity certificates of Series A, €1 (one euro) par value per share, of Harbinger II S.à.r.l., a private limited liability company organized under the laws of Luxembourg (“Harbinger ACDL Blocker”) (which in turn owns 162,527,842 common shares, no par value per share (“ACDL Common Shares”), 1,211,946 Series V Special Shares, no par value per share (“ACDL Preferred Shares”), and will own 72,921 Subject Class VI ACDL Shares, no par value per share (“Class VI ACDL Shares”) of Asian Coast Development (Canada) Ltd., a company organized under the laws of British Columbia (“ACDL”)); (iii) 75,000,000 ACDL Common Shares owned by Blue Line; (iv) 17,566 Class VI ACDL Shares to be held by Blue Line after a planned $60 million equity investment; and (v) 1,000 shares of common stock, $0.001 par value per share of Blue Line ACDL, Inc., a company incorporated under the laws of the State of Delaware (“Blue Line ACDL Blocker”) (which in turn owns 173,865 ACDL Preferred Shares). As a result of the foregoing AAC would acquire (i) the 77,462,783 Subject Ferrous Shares, (ii) an aggregate of 237,527,842 ACDL Common Shares directly, or indirectly through Harbinger ACDL Blocker, (iii) an aggregate of 17,566 Class VI ACDL Shares directly, (iv) an aggregate of 72,921 Class VI ACDL Shares indirectly through Harbinger ACDL Blocker, and (v) an aggregate of 1,385,811 Series V ACDL Preferred Shares indirectly through Harbinger ACDL Blocker and Blue Line ACDL Blocker. The transactions contemplated by the Agreement are referred to herein as the “Share Exchange.”

As full consideration for the sale, assignment, transfer and conveyance of the securities to us, we will issue an aggregate of 24,786,633 ordinary shares and 108,432 Class A Preference Shares, par value $0.001 per share, convertible into ordinary shares at a ratio of 100:1 and 100 Class B Preference Shares, par value $0.001 per share, having no economic rights and being non-transferable other than to affiliates of the Sellers, but with voting rights for the election of directors to the board of directors of AAC to the Sellers at the closing of the Share Exchange (including shares issuable in exchange for the Class VI ACDL Shares held by the Sellers).

Concurrently with the Share Exchange, AAC will provide its shareholders (other than officers and directors with respect to initial ordinary shares) with the opportunity to redeem their ordinary shares of AAC for cash equal to their pro rata share of the aggregate amount held in the trust account (“Trust Account”) set up to hold the net proceeds of AAC’s initial public offering (the “IPO”) as of the commencement of the tender offer, less taxes and interest, upon the consummation of the Share Exchange (the “Tender Offer”).  The Share Exchange and Tender Offer are collectively referred to herein as the “Transaction”.

The Transaction is further described in the company’s Form 6-K, filed with the SEC on July 11, 2012, and the company’s Tender Offer Statement on Schedule TO, including the exhibits thereto, filed with the SEC on July 17, 2012 (File No. 005-85765), as amended and restated as the case may be (the “Schedule TO”).  Any description of the Agreement, herein or therein, is qualified in its entirety by reference to the full text of the Agreement which was filed as Exhibit 2.1 to the company’s Form 6-K filed with the SEC on July 11, 2012.  You are urged to read the entire Agreement and the Schedule TO.  The Schedule TO is available (or will be available), without charge, at the SEC’s website (http://www.sec.gov).

The Transaction is subject to a number of conditions to closing and there can be no assurance that the Transaction will be consummated.

For further information, see Part I, Item 4, “Information on the Company.”

Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “project,” “target,” “optimistic,” “aim,” “will,” “potential,” “should” or similar expressions are intended to identify forward-looking statements. Such statements include, among others, those concerning our expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. These statements are based on the beliefs of, as well as assumptions made by, our management and information currently available to us and reflect our current view concerning future events. As such, they are subject to risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among many others: our ability to consummate a successful business transaction; uncertainty of capital resources; the speculative nature of our business; our ability to successfully implement new strategies; present and possible future governmental regulations; operating hazards; competition; the loss of key personnel; any of the factors in the “Risk Factors” section of this annual report; any of the factors in the “Risk Factors” section of the Schedule TO; other risks identified in this annual report and any statements of assumptions underlying any of the foregoing. You should also carefully review other reports that we file with the SEC. We assume no obligation, and do not intend, to update these forward-looking statements, except as required by law.

All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto, which are included in Item 18 of this annual report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.	KEY INFORMATION.

A. Selected Financial Data

The selected financial information set forth below has been derived from our audited financial statements for our fiscal year ended June 30, 2012, for the period from July 29, 2010 (inception) to June 30, 2011, for the period from July 29, 2010 (inception) to June 30, 2012, as of June 30, 2012 and as of June 30, 2011. The information is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See Part I, Item 4, “Information on the Company” and Part I, Item 5, “Operating and Financial Review and Prospects.”

Selected Financial Data

(Expressed in United States Dollars)

	Year Ended June 30, 2012	Period from July 29, 2010 (inception) to June 30, 2011	Period from July 29, 2010 (inception) to June 30, 2012

Statement of Operations Data:
Formation costs and operating expenses, net of interest income	$(1,205,128)	$(234,508)	$(1,435,515)

Net loss applicable to ordinary shareholders	$(1,205,128)	$(234,508)	$(1,435,515)

Net loss per ordinary share:
Basic and diluted	$(0.14)	$(0.04)	$(0.19)

Weighted average ordinary shares outstanding
Basic and diluted	8,533,333	6,688,190	7,648,819

	As of June 30,
	2012	2011
Balance Sheet Data:
Total assets	$64,803,992	$65,334,227
Total liabilities	$60,221,581	$59,550,480
Total shareholders’ equity	$4,582,411	$5,783,747

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this annual report before making a decision to invest in our ordinary shares, warrants or securities. For any risks associated with the Transaction, see the Schedule TO.

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

Your only opportunity to affect the investment decision regarding a potential business transaction will be limited to the exercise of your right to redeem your ordinary shares from us for cash.

Since our board of directors will consummate a business transaction without seeking shareholder approval, public shareholders will not have the right or opportunity to vote on the business transaction. Accordingly, your only opportunity to affect the investment decision regarding a potential business transaction is limited to exercising your redemption rights within the period of time set forth in our tender offer documents mailed to our shareholders in which we describe our business transaction. In addition, your election to exercise your redemption rights could still be rejected if holders of 92% or more of our public shares elect to exercise their redemption rights.

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

If we are unable to consummate a business transaction, our public shareholders will be forced to wait until after November 15, 2012 before receiving distributions from our trust account.

We have until November 15, 2012 to complete a business transaction. Except for public shareholders that have elected to redeem their shares in connection with the amendment of our memorandum and articles of association, we have no obligation to return funds to investors prior to November 15, 2012, unless we consummate a business transaction prior thereto and only then in cases where investors have properly sought redemption of their public shares. Only after the expiration of such time period will public shareholders be entitled to liquidation distributions if we are unable to complete a business transaction. Accordingly, investors’ funds may be unavailable to them until after such date.

We may not be able to consummate a business transaction within the required time frame, in which case, we would be forced to liquidate our assets.

Pursuant to our memorandum and articles of association, as amended, we have until November 15, 2012 to complete our initial business transaction. If we fail to consummate our initial business transaction within the required time frame, we will, in accordance with our memorandum and articles of association, as amended, dissolve, liquidate and wind up. The foregoing requirements are set forth in our memorandum and articles of association, as amended, and may not be amended prior to our initial business transaction unless we obtain the consent of the holders of 66⅔% of our ordinary shares.

If the net proceeds of the initial public offering available to us outside of the trust account are insufficient to allow us to operate until November 15, 2012, we may be unable to complete a business transaction.

As of June 30, 2012, the remaining amount available to us outside of the trust account was $78,555. The company only has access to this amount, plus any amounts that we need to pay our income or other tax obligations or that may be released to us to fund our expenses relating to investigating and selecting a target business and other working capital requirements, which, in each case, can be funded solely from interest earned on the trust account balance, net of taxes payable on such interest. Since June 30, 2012, we have borrowed an aggregate of $311,758 from Ziegler Asset Partners Pty., Ltd. that bears interest at the rate of 8.5% per annum and is due the earlier of November 15, 2012 or the consummation of our initial business transaction. Our board of directors will review and approve all significant expenditures by the company. We believe that the funds available to us, including the proceeds of the loans, will be sufficient to allow us to operate until November 15, 2012, assuming that a business transaction is not consummated during that time. However, we cannot assure you that our estimates will be accurate. We may request the release of funds for a number of purposes that may not ultimately lead to a business transaction. In any of these cases, or in other situations where we expend the funds available to us outside of the trust account for purposes that do not result in a business transaction, we may not have sufficient remaining funds to continue searching for, or to conduct due diligence with respect to, a target business, in which case we would be forced to obtain alternative financing or liquidate.

The provisions of our memorandum and articles of association, as amended, including those which relate to our pre-business transaction activities, may be amended with the approval of the holders of at least 66⅔% of our ordinary shares.

Most blank check companies have had a provision in their charter which prohibited the amendment of certain of its provisions, including those which relate to a company’s pre-business transaction activities, without approval by a certain percentage of the company’s shareholders. Typically, amendment of these provisions required approval by between 90% and 100% of the company’s public shareholders. Our memorandum and articles of association, as amended, provide that any of its provisions, including those related to pre-business transaction activities, may be amended if approved by the holders of at least 66⅔% of our ordinary shares. Any solicitations to amend such provisions would be conducted in compliance with all procedural and disclosure requirements in the Cayman Islands and the United States federal securities laws applicable to companies that have a class of securities registered under the Exchange Act and are foreign private issuers (to the extent we have retained our FPI status). As a result of the lower 66⅔% threshold, we may be able to amend the provisions of our memorandum and articles of association, as amended, which govern our pre-business transaction behavior more easily than other blank check companies, and this may increase our ability to consummate a business transaction with which you do not agree.

In order to effectuate a business transaction, blank check companies have, in the recent past, amended various provisions of their charters and modified governing instruments. We have amended our memorandum and articles of association and other governing instruments in order to extend the date by which we must accomplish our initial business transactions from August 15, 2012 to November 15, 2012.

In order to effectuate a business transaction, some similarly structured blank check companies have deviated from the disclosure contained in their initial public offering prospectuses in order to consummate their initial business transactions, such as by modifying their charters and governing instruments. Consequently, investors may not receive the same benefits from the initial public offering that they originally anticipated receiving. In such a situation, it is possible that each investor who purchased units in the initial public offering and still held such units upon learning of our deviation from the disclosure contained in the initial public offering prospectus could seek rescission of the purchase of the units he or she acquired in the offering (under which a successful claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or bring an action for damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security). We recently amended our memorandum and articles of association and other governing instruments in order to extend the date by which we must accomplish our initial business transaction from August 15, 2012 to November 15, 2012.

As a foreign private issuer we are not subject to certain SEC regulations that apply to U.S. issuers.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended, the Companies Law or the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of some of whose courts are of persuasive authority, but are not necessarily binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

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

Under the Companies Law, within 28 days of the commencement of the voluntary liquidation, the liquidator will (in addition to complying with other notice formalities pursuant to Cayman Islands law) place a notice of the appointment in the Cayman Islands Gazette. The liquidator may, following (i) due notice to creditors, (ii) assessment of our liabilities and (iii) upon the liquidator’s satisfaction that our assets will be sufficient to satisfy our liabilities, make interim distributions to our public shareholders from surplus assets after provision for known creditor claims and liquidation expenses. As soon as the affairs of our company are fully wound up, the liquidator must lay its final report and accounts before a final general meeting which must be called by a notice published in the Cayman Islands Gazette at least 21 days before it takes place. After the final meeting, the liquidator must file a return to the Cayman Islands Registrar of Companies confirming the date on which the meeting was held and three months after the date of such filing our company is dissolved.

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

We expect to encounter intense competition from entities, including other blank check companies having a business objective similar to ours, private equity funds, venture capital funds, leveraged buyout funds and operating businesses competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and effecting business transactions directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do, and our financial resources will be relatively limited when contrasted with those of many of these competitors. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. In addition, our management team may not have sufficient in-depth experience in a particular industry sector or geographic region to be able to consummate an attractive business transaction. Any of these factors may place us at a competitive disadvantage in successfully negotiating and consummating a business transaction.

We may not hold an annual meeting of shareholders until after our consummation of a business transaction.

Unless otherwise required by law or the Nasdaq Capital Market (“Nasdaq”), or we decide for other business or legal reasons, we may not hold an annual meeting of shareholders until after we consummate our initial business transaction. As a foreign private issuer we may comply with the requirements of Cayman Islands law, rather than Nasdaq listing rules, in connection with the holding of annual meetings of shareholders. The applicable laws of the Cayman Islands do not require companies to hold a meeting of shareholders every year, although our memorandum and articles of association, as amended, contemplates such a meeting in order to establish our staggered board of directors. Until we hold an annual meeting of shareholders, public shareholders may not be afforded the opportunity to elect directors and to discuss company affairs with management.

If we fail to consummate our initial business transaction by November 15, 2012 and distribute the funds in the trust account to our public shareholders, in accordance with our memorandum and articles of association, as amended, our public shareholders may receive less than their pro rata share of the trust account due to claims of creditors and our warrants will expire worthless.

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

No warrants will be exercisable and we will not be obligated to issue ordinary shares unless the ordinary shares issuable upon such exercise has been registered or qualified or deemed to be exempt from registration or qualification under the securities laws of the state or jurisdiction of residence of the holder of such warrants. Because the exemptions from qualification in certain states for resales of warrants and for issuances of ordinary shares by the issuer upon exercise of a warrant may be different, a warrant may be held by a holder in a state where an exemption is not available for issuance of ordinary shares upon an exercise and the holder will be precluded from exercise of the warrant. If we are listed on a national securities exchange at the time that the warrants become exercisable, under current laws, we would be eligible for an exemption from registration in every state in the United States. If we are not listed on an exchange, we would be required to register the warrants in every state in which they were initially offered (or seek another exemption from registration in such states) in addition to keeping our prospectus relating to the ordinary shares issuable upon exercise of the warrants current. However, we cannot assure you of this fact. As a result, holders of warrants may not be able to exercise their warrants, the market for the warrants may be limited and the warrants may be deprived of any value if the ordinary shares issuable upon exercise of the warrants is not registered or qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the holder of such warrants. In such event, the holder of a unit will have paid the entire unit purchase price solely for the ordinary shares contained in the unit as the warrant will be worthless. In no event will holders of warrants be entitled to a net cash settlement or cash settlement for their warrants.

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

For instance, if the Share Exchange contemplated by the Agreement is consummated, the Sellers will beneficially own between 83.4% and 97.2% of the voting power of the company. As a result, following the consummation of the Transaction, the Sellers, subject to the terms of the Agreement, will exercise a controlling interest over our business and affairs and have the power to determine all matters submitted to a vote of our shareholders, including the election of directors, the removal of directors, and approval of significant corporate transactions such as amendments to our articles of association, mergers and the sale of all or substantially all of our assets.

We may issue notes or other debt securities, or otherwise incur substantial debt, to consummate our initial business transaction, which may adversely affect our leverage and financial condition.

Although we have no commitments as of the date of this annual report to issue any additional notes or other debt securities, or to otherwise incur substantial debt, we may choose to incur substantial additional debt to consummate an initial business transaction. Furthermore, we may also apply the cash released from the trust account for general corporate purposes, thus increasing the amount of the business transaction that may be paid by issuing notes, debt securities or incurring substantial debt. There are no limitations on the amount of debt securities we may issue or the amount of debt we may incur. The incurrence of debt:

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

We believe that the funds currently available to us will be sufficient to allow us to consummate a business transaction. If those funds prove to be insufficient, either because of the size of the business transaction, the depletion of the available net proceeds expended in search of a target business, or the obligation to convert into cash a significant number of shares from dissenting shareholders, we will be required to seek additional financing. We cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business transaction, we would be compelled to either restructure the transaction or abandon that particular business transaction and seek an alternative target business candidate. In addition, even if we do not need additional financing to consummate a business transaction, we may require additional financing to fund the operations or growth of the target business. The failure to secure such financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or shareholders is required to provide any financing to us in connection with, or following, a business transaction.

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

We may structure a business transaction to acquire less than 100% of the equity interests or assets of a target business, but will not acquire less than a controlling interest in at least one target business. We will acquire a controlling interest either through the acquisition of at least 50.1% of the voting equity interests in the target or through the acquisition of a significant voting equity interest that enables us to exercise a greater degree of control over the target than any other person or group. However, other minority shareholders may subsequently combine their holdings resulting in a single person or group obtaining a larger share of the company’s stock than we initially acquired. Accordingly, this may make it more likely that we will not be able to maintain our control of the target business.

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

The requirement that we complete a business transaction by November 15, 2012 may give potential target businesses leverage over us in negotiating a business transaction.

If we have not consummated a business transaction by November 15, 2012, we will be forced to cease operations and ultimately liquidate our assets. Any potential target business with which we enter into negotiations concerning a business transaction will be aware of this requirement. Consequently, such target businesses may obtain leverage over us in negotiating a business transaction, knowing that if we do not complete a business transaction with that particular target business, we may be unable to complete a business transaction with any target business. This risk will increase as we get closer to the time limit referenced above.

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

Members of our management team will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the funds we hold outside of the trust account and interest income on the trust account balance, net of taxes payable on such interest that may be released to us to fund our expenses relating to investigating and selecting a target business and other working capital requirements. Members of our management team may, as part of our initial business transaction, negotiate the repayment of some or all of any such expenses. If the target business’ owners do not agree to such repayment, this could cause our management team to view such potential business transaction unfavorably, thereby resulting in a conflict of interest. The financial interests of members of our management team could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business transaction is in the shareholders’ best interest.

Nasdaq may delist our securities from trading on its exchange which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our securities are listed on Nasdaq, a national securities exchange. However, we cannot assure you that our securities will continue to be listed on Nasdaq in the future. Additionally, in connection with our business transaction, Nasdaq will require us to file a new initial listing application and meet its initial listing requirements as opposed to its more lenient continued listing requirements. We cannot assure you that we will be able to meet those initial listing requirements at that time.

On June 26, 2012, we received a letter from Nasdaq indicating that we are not in compliance with Nasdaq Listing Rule 5550(a)(3) (the “Minimum Public Holders Rule”), which requires the company to have at least 300 public holders. In its letter, Nasdaq indicated that, in accordance with Listing Rule 5810(c)(2), the staff of Nasdaq had determined to grant us an extension of time, until August 15, 2012, to complete a business transaction and to demonstrate compliance with the Minimum Public Holders Rule.

On August 17, 2012 the company received a notification letter from the Nasdaq advising that Nasdaq has initiated proceedings to delist the company’s ordinary shares, units and warrants (the “Listed Securities”) from Nasdaq due to the company’s failure to meet the requirements of the Minimum Public Holders Rule. On August 23, 2012 the company submitted a request to appeal the delisting determination to the Nasdaq Hearings Panel. We have been notified by Nasdaq that it will consider our appeal at a written hearing to be held on October 4, 2012. Their notification indicated that the delisting determination has been stayed, pending a final written decision on our appeal. Even if we are successful on our appeal with respect to the Minimum Public Holders Rule, there can be no assurance that Nasdaq will not assert another ground to deny listing at the time it considers our new listing application in connection with our initial business transaction. If the Listed Securities are delisted from Nasdaq, the company anticipates that its securities will be immediately eligible for quotation on the OTC Bulletin Board.

If Nasdaq delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

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

Our memorandum and articles of association, as amended, provide that a public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a ‘‘group’’ (as defined under Section 13 of the Exchange Act), will be restricted from redeeming their ordinary shares in connection with our initial business transaction with respect to more than an aggregate of 15% of the public shares under certain circumstances. Solely if we seek shareholder approval of our initial business transaction and we conduct redemptions in connection with our business transaction subject to the U.S. domestic issuer rules in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules as a result of the loss of our FPI status, any individual shareholder or “group” will be restricted from redeeming public shares in connection with our initial business transaction in excess of an aggregate of 15% of the public shares. Accordingly, if you purchase more than 15% of the public shares, you will not be able to exercise your redemption rights with respect to the full amount of your shares and may be forced to hold such additional shares or sell them in the open market. We cannot assure you that the value of such additional shares will appreciate over time following a business transaction or that the market price of the ordinary shares will exceed the per-share redemption price.

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

If the initial proposed business transaction is not consummated, we may continue to try to consummate a business transaction with the same or a different target by November 15, 2012. If the initial business transaction is not completed for any reason, then public shareholders who properly exercised their redemption rights would not be entitled to redeem their shares for a pro rata share of the aggregate amount then on deposit in the trust account. In such case, if we have required public shareholders to tender their certificates, we will promptly return such certificates to the tendering public shareholder. Public shareholders will only be entitled to receive their pro rata share of the aggregate amount on deposit in the trust account in connection with the proper exercise of redemption rights in the event that an initial business transaction is consummated by November 15, 2012. If the proposed business transaction is not consummated, then a shareholder’s election to exercise its redemption rights will not be honored, and such redemption will not be entitled to a cash payment, even if such redemption right was properly exercised.

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

Pursuant to an agreement entered into concurrently with the issuance and sale of the securities in the initial public offering, our initial shareholders and their permitted transferees can demand that we register the initial ordinary shares and the insider warrants, and the ordinary shares issuable upon exercise of the insider warrants. The registration rights will be exercisable with respect to the initial ordinary shares and the insider warrants and the ordinary shares issuable upon exercise of such insider warrants at any time commencing upon the date that such shares are released from escrow. We will bear the cost of registering these securities. If such persons exercise their registration rights in full, there will be an additional 2,133,133 ordinary shares and up to 8,000,000 ordinary shares issuable on exercise of the insider warrants eligible for trading in the public market. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our ordinary shares. In addition, the existence of the registration rights may make our initial business transaction more costly or difficult to conclude. This is because the shareholders of the target business may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of our ordinary shares that is expected when the securities owned by our initial shareholders are registered.

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

As we are seeking to acquire a target business that has its primary operations located outside of the United States, our ability to achieve our business objective may be adversely affected by economic, political, social and religious factors affecting that particular country or geographic region. The economy of such country or geographic region may differ favorably or unfavorably from the U.S. economy in such respects as the level of economic development, the amount of governmental involvement, the growth rate of its gross domestic product, the allocation of resources, the control of foreign exchange, the rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. These differences may adversely affect our ability to acquire one or more businesses with operations outside the United States. Additionally, changes in a country’s laws or regulations or political conditions may also impact our ability to acquire a foreign target business.

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

Compliance with the Sarbanes-Oxley Act of 2002 requires substantial financial and management resources and may increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 20-F for the year ending June 30, 2012. If we fail to maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties and/or shareholder litigation. Any inability to provide reliable financial reports could harm our business. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition. Furthermore, any failure to implement required new or improved controls, or difficulties encountered in the implementation of adequate controls over our financial processes and reporting in the future, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

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

We believe that we are treated as a PFIC for U.S. federal income tax purposes. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules.

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

ITEM 4.	INFORMATION ON THE COMPANY.

Overview

We are a blank check company organized, on July 29, 2010, under the name Australia Acquisition Corp., under the laws of the Cayman Islands as an exempted company with limited liability.

We were formed for the purpose of acquiring or acquiring control of one or more operating businesses or assets through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business transaction. We are not limited to a particular industry or geographic region for purposes of consummating an initial business transaction, although our initial intent was to focus on entities with their primary operations in Australia. After our initial efforts to find an operating business with its primary operations in Australia proved unsuccessful, however, we expanded our search to include operating businesses with their primary operations in other geographic areas.

We have until November 15, 2012 to consummate a business transaction. Pursuant to our memorandum and articles of association, as amended, if we fail to consummate a business transaction by November 15, 2012, our corporate existence will automatically cease and we will liquidate and distribute the proceeds held in the trust account to our public shareholders.

On November 19, 2010, we closed our initial public offering of 6,400,000 units with each unit consisting of one ordinary share and one warrant to purchase one ordinary share at an exercise price of $11.50 per share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $64,000,000.

Cohen & Company Securities, LLC acted as the managing underwriter for the initial public offering. The securities sold in the initial public offering were registered under the Securities Act pursuant to a registration statement on Form F-1 (No. 333-169983). The SEC declared the registration statement effective on November 15, 2010. Our units began trading on Nasdaq on November 16, 2010.

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

Holders of the company’s units have been able to separately trade the ordinary shares and warrants included in such units since December 13, 2010. The units, ordinary shares and warrants are listed on Nasdaq under the symbols “AACOU”, “AAC” and “AACOW,” respectively.

Prior to July 11, 2012, our activities were limited to organizational activities, our initial public offering and the search for a suitable business transaction.  On July 11, 2012, we entered into a stock purchase agreement (the “Agreement”) with Harbinger Capital Partners Master Fund I, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Harbinger Master”), Harbinger Capital Partners Special Situations Fund, L.P., a limited partnership organized under the laws of the State of Delaware (“Harbinger Special Situations”), and Credit Distressed Blue Line Master Fund, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Blue Line” and together with Harbinger Master and Harbinger Special Situations, the “Sellers” and each, a “Seller”). Pursuant to the Agreement, in exchange for newly issued ordinary and preference shares of AAC, AAC will acquire (i) 77,462,783 ordinary shares, par value GBP 0.0001 per share (the “Subject Ferrous Shares”) of Ferrous Resources Ltd., a company organized under the laws of the Isle of Man (“Ferrous”); (ii) 12,500 shares of Class A, €1 (one euro) par value per share, and 71,619,017 convertible preferred equity certificates of Series A, €1 (one euro) par value per share, of Harbinger II S.à.r.l., a private limited liability company organized under the laws of Luxembourg (“Harbinger ACDL Blocker”) (which in turn owns 162,527,842 common shares, no par value per share (“ACDL Common Shares”), 1,211,946 Series V Special Shares, no par value per share (“ACDL Preferred Shares”), and will own 72,921 Subject Class VI ACDL Shares, no par value per share (“Class VI ACDL Shares”) of Asian Coast Development (Canada) Ltd., a company organized under the laws of British Columbia (“ACDL”)); (iii) 75,000,000 ACDL Common Shares owned by Blue Line; (iv) 17,566 Class VI ACDL Shares to be held by Blue Line after a planned $60 million equity investment; and (v) 1,000 shares of common stock, $0.001 par value per share of Blue Line ACDL, Inc., a company incorporated under the laws of the State of Delaware (“Blue Line ACDL Blocker”) (which in turn owns 173,865 ACDL Preferred Shares). As a result of the foregoing AAC would acquire (i) the 77,462,783 Subject Ferrous Shares, (ii) an aggregate of 237,527,842 ACDL Common Shares directly, or indirectly through Harbinger ACDL Blocker, (iii) an aggregate of 17,566 Class VI ACDL Shares directly, (iv) an aggregate of 72,921 Class VI ACDL Shares indirectly through Harbinger ACDL Blocker, and (v) an aggregate of 1,385,811 Series V ACDL Preferred Shares indirectly through Harbinger ACDL Blocker and Blue Line ACDL Blocker. The transactions contemplated by the Agreement are referred to herein as the “Share Exchange.”

As full consideration for the sale, assignment, transfer and conveyance of the securities to us, we will issue an aggregate of 24,786,633 ordinary shares and 108,432 Class A Preference Shares, par value $0.001 per share, convertible into ordinary shares at a ratio of 100:1 and 100 Class B Preference Shares, par value $0.001 per share, having no economic rights and being non-transferable other than to affiliates of the Sellers, but with voting rights for the election of directors to the board of directors of AAC to the Sellers at the closing of the Share Exchange (including shares issuable in exchange for the Class VI ACDL Shares held by the Sellers).

Concurrently with the Share Exchange, AAC will (a) provide its shareholders (other than officers and directors with respect to ordinary shares) with the opportunity to redeem their ordinary shares of AAC for cash equal to their pro rata share of the aggregate amount held in the trust account (“Trust Account”) set up to hold the net proceeds of AAC’s initial public offering (the “IPO”) as of the commencement of the tender offer, less taxes and interest (the “Tender Offer”), upon the consummation of the Share Exchange.  The Share Exchange and Tender Offer are collectively referred to herein as the “Transaction.” The Transaction is subject to a number of conditions to closing and there can be no assurance that the Transaction will be consummated.

The Transaction is further described in the company’s Form 6-K, filed with the SEC on July 11, 2012, and the company’s Tender Offer Statement on Schedule TO, including the exhibits thereto, filed with the SEC on July 17, 2012 (File No. 005-85765), as amended and restated as the case may be (the “Schedule TO”).  Any description of the Agreement, herein or therein, is qualified in its entirety by reference to the full text of the Agreement which was filed as Exhibit 2.1 to the company’s Form 6-K filed with the SEC on July 11, 2012.  You are urged to read the entire Agreement and the Schedule TO.  The Schedule TO is available (or will be available), without charge, at the SEC’s website (http://www.sec.gov).

On August 13, 2012, the company announced the results of the company’s special meeting of shareholders held on August 13, 2012.  The special meeting was held for the purpose of voting on an amendment to the company’s Articles of Association (the “Charter Amendment”) to: (i) extend the date by which the company must either consummate a business combination or commence proceedings to dissolve and liquidate from August 15, 2012 to November 15, 2012; and (ii) provide shareholders that did not cast a vote on, by abstention or otherwise, or voted against the Charter Amendment with an opportunity to redeem any ordinary shares of the company held by them.  The Charter Amendment was approved by the company’s shareholders.

On August 13, 2012, the company also announced it will extend the expiration date of its previously announced Tender Offer to 5:00 p.m., New York City time, on September 13, 2012, unless further extended, withdrawn or terminated.  The Tender Offer was originally scheduled to expire at midnight, on Monday, August 13, 2012.

On August 17, 2012 the company received a notification letter from the Nasdaq advising that Nasdaq has initiated proceedings to delist the company’s ordinary shares, units and warrants (the “Listed Securities”) from Nasdaq due to the company’s failure to meet the requirements of the Minimum Public Holders Rule. On August 23, 2012 the company submitted a request to appeal the delisting determination to the Nasdaq Hearings Panel (the “Panel”). We have been notified by Nasdaq that it will consider our appeal at a written hearing to be held on October 4, 2012. Their notification indicated that the delisting determination has been stayed, pending a final written decision on our appeal. Even if we are successful on our appeal with respect to the Minimum Public Holders Rule, there can be no assurance that Nasdaq will not assert another ground to deny listing at the time it considers our new listing application in connection with our initial business transaction. If the Listed Securities are delisted from Nasdaq, the company anticipates that its securities will be immediately eligible for quotation on the OTC Bulletin Board.

Our principal executive offices are located at Level 9 Podium, 530 Collins Street, Melbourne VIC 3000, and the phone number is +61 (2) 9380 6899. Our registered office in the Cayman Islands is located at Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman, KY1-1108, Cayman Islands. Our agent for service of process in the United States is E. Stephen Streeter located at 2001 Wilshire Blvd., Suite 400, Santa Monica, CA 90403.

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

We will provide our public shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account before payment exclusive of any interest thereon, upon the consummation of our initial business transaction, subject to the limitations described herein. We will consummate our initial business transaction without seeking shareholder approval and conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers. We will file tender offer documents with the SEC that contain substantially the same financial and other information about the initial business transaction and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies. We will consummate our initial business transaction only if the business transaction is approved by a majority of our independent directors and holders of less than 92% of our public shares elect to redeem their shares. Our initial shareholders have agreed not to redeem any ordinary shares beneficially owned by them in connection with the consummation of our initial business transaction.

Flexibility in identifying and selecting a prospective target business

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

Fair market value of target business or businesses

The target business or businesses with which we effect our initial business transaction must have a collective fair market value equal to at least 80% of the value of the trust account (excluding any taxes payable on the income earned on the trust account) at the time of the agreement to enter into such initial business transaction. If we acquire less than 100% of one or more target businesses in our initial business transaction, the aggregate fair market value of the portion or portions we acquire must equal at least 80% of the value of the trust account at the time of the agreement to enter into such initial business transaction. However, we will always acquire a controlling interest in at least one target business in connection with our initial business transaction. The fair market value of a portion of a target business will likely be calculated by multiplying the fair market value of the entire business by the percentage of the target we acquire. We may seek to consummate our initial business transaction with an initial target business or businesses with a collective fair market value in excess of the balance in the trust account. In order to consummate such an initial business transaction, we may issue a significant amount of our debt, equity or other securities to the sellers of such business and/or seek to raise additional funds through a private offering of debt, equity or other securities. There are no limitations on our ability to incur debt or issue securities in order to consummate our initial business transaction. If we issue securities in order to consummate such an initial business transaction, our shareholders could end up owning a minority of the combined company’s voting securities as there is no requirement that our shareholders own a certain percentage of our company (or, depending on the structure of the initial business transaction, an ultimate parent company that may be formed) after our business transaction.

The fair market value of a target business or businesses will be determined by our board of directors based upon methods customarily utilized by the financial community. If our board of directors is not able to independently determine that the target business has a sufficient fair market value to meet the threshold criterion, we will obtain an opinion from an unaffiliated, independent investment banking firm that is a member of FINRA or a body of equivalent status in a non-US jurisdiction with respect to the satisfaction of such criterion.

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

Shareholders will not have the ability to approve a business transaction

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

Redemption rights for public shareholders upon consummation of our initial business transaction

We will provide our shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount held in the trust account as of the commencement of the tender offer (less taxes and interest), upon the consummation of our initial business transaction, subject to the limitations described herein. We will consummate our initial business transaction without seeking shareholder approval and conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers. In such event, we would file tender offer documents with the SEC that contain substantially the same financial and other information about the initial business transaction and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies. We will consummate our initial business transaction only if the business transaction is approved by a majority of our independent directors and holders of less than 92% of our public shares elect to redeem their shares. Our initial shareholders have agreed not to redeem any ordinary shares beneficially owned by them in connection with the consummation of our initial business transaction.

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

Conduct of redemption pursuant to tender offer rules

We will conduct the redemptions in connection with our initial business transaction pursuant to the tender offer rules. Public shareholders who properly exercise their redemption rights shall be entitled to receive their pro rata share of the aggregate amount held in the trust account as of the commencement of the tender offer (less taxes and interest). Our initial shareholders, have agreed not to redeem their initial ordinary shares in connection with the tender offer. The offer will be made for up to a maximum of 92% of our public shares, subject to the condition that if 92% or more of our public shares elect to redeem their ordinary shares, we will withdraw the offer and not consummate the initial business transaction.

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

If the initial proposed business transaction is not consummated, we may continue to try to consummate a business transaction with the same or a different target until November 15, 2012. If the initial business transaction is not completed for any reason, then public shareholders who properly exercised their redemption rights would not be entitled to redeem their shares for a pro rata share of the aggregate amount then on deposit in the trust account. In such case, if we have required public shareholders to tender their certificates, we will promptly return such certificates to the tendering public shareholder. Public shareholders will only be entitled to receive their pro rata share of the aggregate amount on deposit in the trust account in connection with the proper exercise of redemption rights in the event that an initial business transaction is consummated by November 15, 2012. If the proposed business transaction is not consummated, then a shareholder’s election to exercise its redemption rights will not be honored, and such redemption will not be entitled to a cash payment, even if such redemption right was properly exercised.

Liquidation if no business transaction

Our memorandum and articles of association, as amended, provide that if by November 15, 2012 we have not consummated an initial business transaction we will go into automatic liquidation. This has the same effect as if our shareholders had formally voted to approve our voluntary winding up procedure under the Companies Law. As a result, no vote would be required from our shareholders to commence such a voluntary winding up. Within 28 days of the commencement of the voluntary liquidation, the liquidator will (in addition to complying with other notice formalities pursuant to Cayman Islands law) place a notice of the appointment in the Cayman Islands Gazette. The liquidator may, following (i) due notice to creditors, (ii) assessment of our liabilities and (iii) upon the liquidator’s satisfaction that our assets will be sufficient to satisfy our liabilities, make interim distributions to our public shareholders from surplus assets after provision for known creditor claims and liquidation expenses and, as such, the liquidator may notify the trustee of the trust account to begin liquidating the trust account promptly after the expiration of such 28-day period. We anticipate it will take no more than 10 business days to effectuate the distribution of the assets thereof to all of our public shareholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest, plus any remaining net assets (subject to our obligations under Cayman Islands law to provide for claims of creditors). Our initial shareholders have waived their rights to participate in any liquidation distribution with respect to their initial ordinary shares. There will be no distribution from the trust account with respect to our warrants which will expire worthless. As soon as the affairs of the company are fully wound-up, the liquidator must present his final report and accounts before a final general meeting which must be called by a public notice at least 21 days before it takes place. After the final meeting, the liquidator must make a return to the Cayman Islands Registrar of Companies confirming the date on which the meeting was held and three months after the date of such filing the company is dissolved.

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

If we are unable to consummate a transaction by November 15, 2012 our purpose and powers will be limited to liquidating and winding up. Upon instruction from the liquidator, the trustee of the trust account will liquidate the investments constituting the trust account and will turn over the proceeds to our transfer agent for distribution to our public shareholders. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors (which could include vendors and service providers we have engaged to assist us in any way in connection with our search for a target business and that are owed money by us, as well as target businesses themselves) which could have higher priority than the claims of our public shareholders. The claims of our public shareholders, however, could have higher priority than the claims of our creditors to the extent such creditors executed enforceable agreements with us waiving any claims to the funds deposited in the trust account, as discussed below.

Although we will seek to have all vendors, service providers, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, our management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. We will seek to obtain waivers from all of our vendors, service providers and prospective target businesses. In order to protect the amounts held in the trust account, Peter Ziegler, our chairman of the board and chief executive officer, has agreed that he will be liable to us if and to the extent any insurance we may procure is inadequate to cover any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into or entered into a transaction agreement reduce the amounts in the trust account to below $10.10 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed wavier is deemed by a court of competent jurisdiction to be unenforceable against a third party, Mr. Ziegler will not be responsible to the extent of any liability for such third party claims. We believe that Mr. Ziegler is of substantial means and capable of funding his indemnity obligations, even though we have not asked him to reserve funds for such an eventuality. However, we cannot assure you that Mr. Ziegler will be able to satisfy those obligations. As a result, the steps outlined above may not effectively mitigate the risk of creditors’ claims reducing the amounts in the trust account.

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

We will seek to reduce the possibility that Mr. Ziegler will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Mr. Ziegler will also not be liable as to any claims under our indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. After the closing of the initial public offering we had access to up to an initial $800,000 from the proceeds of the initial public offering (in addition to any net interest earned on the funds held in the trust account that may be released to us to fund our working capital requirements), with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $25,000). As of June 30, 2012, however, substantially all of those funds had been expended in connection with our efforts to consummate our initial business transaction and we had only $78,555 in addition to net interest earned on funds in the trust account available for such purpose. In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received a return of funds from the liquidation of our trust account could be liable for claims made by creditors.

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

Competition

We are subject to intense competition from entities other than blank check companies having an initial business objective similar to ours, including private equity groups, venture capital funds, leveraged buyout funds and operating businesses competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and effecting business transactions directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses

As of June 1, 2012, 101 of the 188 blank check companies that have gone public in the United States since August 2003 have either consummated a business transaction or entered into a definitive agreement for a business transaction and 66 companies have failed to complete business transactions and have either dissolved or announced their intention to dissolve and return trust proceeds to their shareholders. This may indicate that there are fewer attractive target businesses available to such entities like our company or that many target businesses are not inclined to enter into these types of transactions with publicly held blank check companies like ours.

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

Facilities

We maintain our principal executive offices at Level 9 Podium, 530 Collins Street, Melbourne VIC 3000, Australia. The cost for this space is included in the $10,000 per-month fee that Ziegler Asset Partners, an affiliate of Mr. Ziegler, our chairman of the board and chief executive officer, charges us for office space and administrative and support services pursuant to an agreement between us and Ziegler Asset Partners. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations.

Periodic Reporting and Audited Financial Statements

As a foreign private issuer, we are not required under the Exchange Act to file current reports with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. We are currently required to file with the SEC, within 120 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also file with the SEC reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year within 60 days after the end of each quarter. Notwithstanding, we agreed with the representative of the underwriters of our initial public offering that for the period which commenced with the date of the initial public offering prospectus and ending on the consummation of our initial business transaction, we will comply with the rules and regulations under the Exchange Act prescribing the requirements and filing deadlines for annual, quarterly and current reports as if we were a U.S. domestic issuer, except that we may file such reports on Form 20-F or Form 6-K, as applicable. Further, if for any reason we lose our status as a FPI and are no longer subject to the foreign issuer rules, we will be required to comply with the U.S. domestic issuer rules as of the first day of the fiscal year immediately following our loss of FPI status.

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

Overview

We were formed for the purpose of acquiring or acquiring control of one or more operating businesses or assets through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business transaction. We are not limited to a particular industry or geographic region for purposes of consummating an initial business transaction, although our initial intent was to focus on entities with their primary operations in Australia. After our initial efforts to find an operating business with its primary operations in Australia proved unsuccessful, however, we expanded our search to include operating businesses with their primary operations in other geographic areas.

Results of Operations

For the year ended June 30, 2012, we had a net loss of $1,205,128 comprised primarily of formation costs and operating expenses related to identifying and evaluating prospective acquisition candidates.

For the period from July 29, 2010 (inception) to June 30, 2011, we had a net loss of $234,508 primarily attributable to formation costs and operating expenses.

Liquidity and Capital Resources

On November 19, 2010, we consummated our initial public offering and raised net proceeds of $65,668,300. On consummation of our initial public offering, $64,640,000 of the net proceeds (including $4,000,000 we received from the sale of insider warrants) was deposited in trust, with the remaining net proceeds ($1,028,300) becoming available to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. We intend to utilize cash derived from the proceeds from our initial public offering, our capital stock, debt or a combination of cash, capital stock and debt, in effecting a business transaction. We intend to use substantially all of the funds held in the trust account (net of taxes) to consummate our initial business transaction. To the extent that our capital stock or debt is used, in whole or in part, as consideration to consummate our initial business transaction, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of June 30, 2012, the net proceeds of the initial public offering available to us outside the trust account was $78,555 together with interest earned on the trust account balance, net of taxes payable on such interest, that may be released to us to fund our expenses relating to investigating and selecting a target business and other working capital requirements. Since June 30, 2012, we have borrowed an aggregate of $311,758 from Ziegler Asset Partners Pty., Ltd. that bears interest at the rate of 8.5% per annum and is due the earlier of November 15, 2012 or the consummation of our initial business transaction. We believe that these amounts, including the proceeds of the loans, will be sufficient to allow us to operate until November 15, 2012, assuming that a business transaction is not consummated during that period. Over this time period, we will use these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants, sites or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business transaction.

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

Ziegler Asset Partners Pty. Ltd., an affiliate of Mr. Ziegler, our chairman of the board and chief executive officer, loaned us an aggregate of $200,000 as of June 6, 2012 for the payment of expenses relating to investigating and selecting a target business and other working capital requirements. This loan bears interest at 8.5% per annum and is due the earlier of November 15, 2012 or the consummation of the company’s initial business transaction.

On July 23, 2012, the company received a loan of $200,000 from Ziegler Asset Partners Pty. Ltd, that bears interest at 8.5% per annum and is due the earlier of November 15, 2012 or the consummation of the Company’s initial business transaction.

On August 14, 2012, the company received an additional loan of $498,242 from Ziegler Asset Partners Trust, an affiliate of Mr. Ziegler. The company is required to use the proceeds of the loan solely for the payment of a consent fee (the “Consent Fee”) which the company agreed to pay to those shareholders that voted to approve the Charter Amendment, in an amount equal to US$0.05 per ordinary share, per month, commencing August 15, 2012, until the earlier of (i) the date that the Transaction is consummated, and (ii) October 15, 2012. The loan bears interest at 8.5% per annum. Repayment of the loan and interest thereon is contingent upon and subject to the consummation of the Transaction.

On August 14, 2012, the company also received a loan of $226,474 from Harbinger Master, Harbinger Special Situations, and Blue Line. The company is required to use the proceeds of the loan solely for the payment of the Consent Fee. The loan bears interest at 8.5% per annum. Repayment of the loan and interest thereon is contingent upon and subject to the consummation of the Transaction.

On August 14, 2012, the company received a further loan in the amount of $111,758 from Ziegler Asset Partners Pty. Ltd, that bears interest at 8.5% per annum and is due the earlier of November 15, 2012 or the consummation of the Company’s initial business transaction.

Off-balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of June 30, 2012, we did not have any off-balance sheet arrangements as defined in Item 5E of Form 20-F and did not have any commitments or contractual obligations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position

Peter Ziegler	52	Chairman of the Board & Chief Executive Officer
Charbel Nader	43	Executive Vice President
E. Stephen Streeter	54	Chief Financial Officer and Executive Vice President
Peter O’Brien	60	Director
Ian Zimmer	64	Director
Marion Igarashi	57	Director

Peter Ziegler has served as our chairman of the board and chief executive officer since our inception. Mr. Ziegler has served as president of the privately owned and controlled Ziegler Asset Partners, an Australian investment management firm based in Sydney, Australia since July 2002. Ziegler Asset Partners is a division of Peter Ziegler & Co Pty Ltd for which Mr. Ziegler serves as principal. From 2002 to 2004, Mr. Ziegler served as chief executive officer of CPH Capital Pty. Ltd., which is a wholly-owned subsidiary of Consolidated Press Holdings Ltd. (“CPH”). CPH Capital Pty. Ltd. provided financial and structuring advice to private and public entities within the CPH group of companies. The CPH group directly and indirectly owns interests in a diverse portfolio of interests in media, broadcasting, casinos, agriculture, mining, financial services and hedge funds among others through publicly listed and private entities in Australia, the United States and elsewhere. In 1993, Mr. Ziegler’s consulting entity, Orrong Strategies Pty. Ltd., commenced providing services to Village Roadshow Ltd. (“VRL”) (ASX: VRL), a diversified media and entertainment company based in Australia, where Mr. Ziegler held many executive positions over a nine year period, including serving as a member of the VRL Executive Committee, and occupying the positions of executive director of the board, chairman of Village Roadshow Pictures, and deputy chairman of the board of Village Roadshow Corporation Ltd. (VRL’s holding company). During his tenure at VRL, Mr. Ziegler assisted in the completion of numerous acquisitions including the acquisition of Triple M, a leading Australian radio business. Mr. Ziegler led the creation of Village Roadshow Pictures (“VRP”) Hollywood film business and, until 2007, was a 7.5% owner of VRP. In 1997, Mr. Ziegler created a capital structure for VRP that was initially funded with $4 million in startup equity and grew to a $750.0 million debt facility. This model led to VRP being one of the largest independent film producers and financiers in Hollywood. VRP has acquired a valuable film library of 66 films that are capable of generating significant future revenues from existing, and subsequently developed, exploitation mediums. Of the 66 films acquired, approximately 40 of such films were acquired prior to Mr. Ziegler’s departure from VRP. VRP’s productions during Mr. Ziegler’s tenure included films such as The Matrix and its sequels and Oceans 11. From 1992 to 1993, Mr. Ziegler served as a partner of Ernst & Young, with responsibilities that included the development of domestic, international, and cross-border structures for financings and investments. From November 2005 until November 2009, Mr. Ziegler served as a director of Australia Pacific Coal Limited (ASX: AQC), a company involved in mineral exploration and development, and since November 2009, Mr. Ziegler has served as its non-executive deputy chairman. From November 1999 to September 2009, Mr. Ziegler served as a director of Touchcorp Ltd., a public unlisted electronic distribution services company. From August 2001 to May 2004, Mr. Ziegler served as a director of Solar Systems Pty Ltd., an Australian solar energy researcher and developer. From August 2010 to May 2011, Mr. Ziegler served as an alternate director for Macarthur Minerals Limited (TSX-V:MMS), an Australian public company focused on the exploration and development of iron-ore in Western Australia. Mr. Ziegler graduated with Honours degrees in Commerce and Law (1982 and 1983, respectively), together with a Master of Financial Management (1983), from the University of Queensland. Mr. Ziegler is a Fellow of the Society of Certified Practicing Accountants of Australia, an Associate of the Institute of Chartered Accountants of Australia, a Fellow of the Taxation Institute of Australia, and a Senior Associate of the Financial Services Institute of Australasia. Mr. Ziegler is admitted as a Barrister and Solicitor of the High Court of Australia, and is admitted to practice in the States of Queensland and Victoria.

Charbel Nader has served as our executive vice president since our inception. Mr. Nader was most recently the executive director and head of Pitt Capital Partners Ltd.’s Melbourne office and his responsibilities included originating investment banking transactions. Pitt Capital Partners Ltd. is a wholly-owned subsidiary and the Australian and international investment banking arm of an Australian investment management corporation, Washington H. Soul Pattinson Ltd. (ASX: SOL), which has invested in a diverse set of industries through its ownership or control over several ASX listed companies, including pharmaceuticals, food, coal mining, conventional and alternative energy, private equity, and telecommunications. Mr. Nader served as a founding director of McHudson Corporate, an Australian corporate advisory business based in Melbourne, Australia from 2003 until McHudson Corporate’s operations were merged in 2007 with Pitt Capital Partners Ltd. From 2000 to 2003, Mr. Nader served as News Corporation’s director of business development & commercial affairs for its venture capital joint venture in Australia with the Nikkei listed Softbank Corporation. Mr. Nader helped to develop and execute the joint venture’s acquisition strategies in connection with a number of digital, content and technology investments in Australia and elsewhere. From 1993 to 2000, Mr. Nader served in a number of executive positions at VRL including group manager, structured finance. At VRL, Mr. Nader assisted in VRL’s acquisition, expansion and divestments activity throughout Australia, Asia, Europe and the United States. His role included sourcing, structuring and raising structured and mezzanine funds to support VRL’s business growth. In 1990, Mr. Nader worked at Ernst & Young, in Taxation Consulting, where clients he worked with included a mix of Australian and multinational corporations with assignments focused on transaction support, acquisition structuring and structured finance. Since 2004, Mr. Nader has served as a director of the financial services firm E-Loan Australia, and is chairman of Metro Media Holdings Pty Ltd., is Deputy Chairman of Aspermont Limited (ASX:ASP) a leading print and Internet publisher to the mining, oil & gas and related sectors in Australia and the UK, and chairman of the advisory board of United Galleries and United Cellars. Mr. Nader has a Bachelor of Commerce and a Master of Applied Finance from the University of Melbourne and is a Chartered Accountant.

E. Stephen Streeter has served as our chief financial officer and executive vice president since our inception and since 1996 has served as president of Montecito Capital Market Advisors, Inc. (“MCMA”), a Los Angeles based multi-disciplinary firm, providing services in connection with investment banking consulting, software development, and external management. Since its establishment in 1996, MCMA has participated in projects and transactions on a global basis in the areas of finance, manufacturing and distribution for the media and entertainment industry, and in the commercial real estate, futures and options trading, food services, aerospace, technology and agriculture industries. Since 1996, Mr. Streeter has also served as a partner at Specter, Streeter & Company, a business and tax consulting firm for businesses primarily involved in the entertainment industry. From 1983 to 1996, Mr. Streeter was a principal in the Consulting Group of Ernst & Young providing services to a diverse range of industries. His experience at Ernst & Young included transactional consulting for mergers and acquisitions, tax consulting and compliance, deal structuring, software development and implementation, and financial accounting. Mr. Streeter’s transaction experience at Ernst & Young includes creating financial models of film returns at VRP, and investments in the 13 Hard Rock Café restaurants and four franchised units which were sold to the Rank Organisation for approximately $410.0 million in 1996, the Hard Rock Hotel & Casino in Las Vegas which was sold to Morgans Hotel Group for approximately $770.0 million in 2006 and Heftel Broadcasting Corp., which invested in 19 Spanish-language radio stations in the United States, and was later sold to Clear Channel Communications for approximately $336.0 million in 1996. Mr. Streeter received a Bachelor of Science degree from Andrews University.

Peter O’Brien has served as a member of our board of directors since our inception. From 2005 to 2007, Mr. O’Brien served as president of the Australian Chamber of Commerce and from 1998 to 2008, Mr. O’Brien served as chairman of the Trade & International Affairs Committee. From 2001 to 2003, Mr. O’Brien served as President of the Victorian Employers Chamber of Commerce & Industry. From 1993 to 2006, Mr. O’Brien served as Founding Managing Director and shareholder of Oceanis Holdings Limited, which is now one of the world's largest owners and operators of aquariums with aquariums in Melbourne; Queensland; Busan (Korea); Shanghai and Bangkok. From 2006 to 2008 Mr. O’Brien served as a member of the Board of Directors of Living & Leisure Australia Limited. (ASX:LLA), which acquired Oceanis Holdings Limited in 2007, and served as managing director of Oceanis Developments PLC. From 1998 to 2002, Mr. O’Brien served as national board member and deputy chairman of Tourism Council of Australia and, from 2007 to 2010, served as a director of Tourism Australia. Mr. O’Brien was Chairman of Snowy Mountain Australian Exporters from January 2007 to December 2010 and a director of Plenary Conventions Pty. Ltd. from May 2007 to December 2010. Since 2007, Mr. O’Brien has been the managing Director, Parkthorn Tourism & Leisure Consultancy with principal tourism projects in Asia and the Middle-East. Mr. O’Brien has also served as an industry consultant to the Sydney Organizing Committee for the Olympic Games and Stadium Australia 2000. Mr. O’Brien received a Bachelor of Commerce and a Bachelor of Laws degree with honors from Melbourne University.

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

Dr. Marion Igarashi has served as a member of our board of directors since November, 2011. Dr. Igarashi has served as managing director of Rubystock Pty Ltd., a privately owned Australian investment company based in Brisbane, Australia (Rubystock), since November 1993. Rubystock and its affiliates invest in real property, such as tourism resorts and commercial real estate, as well as several other asset classes covering a diverse set of industries.  Dr. Igarashi’s expertise is in corporate leverage, asset revaluations, financial management and accounting.  From 1982 to 2006, Dr. Igarashi lectured in finance and corporate accounting at the University of Queensland, Australia. From 2000 to 2002, Dr. Igarashi taught financial management in the Executive Masters Program at Queensland University of Technology, Australia. Dr. Igarashi graduated from the University Cambridge, U.K. (2011) with an Advanced Diploma in Entrepreneurship and has recently completed a Postgraduate Diploma in Entrepreneurship at the Judge Business School, University of Cambridge, U.K. Dr. Igarashi holds a Doctor of Philosophy in Finance (1990), a Master of Financial Management in Corporate Accounting (1983) and a Bachelor of Commerce (1975) from the University of Queensland, Australia.

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

Board Practices

We have four directors with each director serving a three-year term. The term of office of Ian Zimmer will expire at our first annual meeting of shareholders. The term of office of Peter O’Brien will expire at the second annual meeting. The term of office of Peter Ziegler will expire at the third annual meeting. Dr. Marion Igarashi was not designated to a particular class of directors. Pursuant to our memorandum and articles of association, as amended, the number of directors that constitutes our board may not be less than one. There is no maximum number of directors. This provision in our memorandum and articles of association, as amended, may not be amended by shareholders prior to the consummation of our initial business combination except upon approval by the holders of at least 66⅔% of the outstanding ordinary shares.

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

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of August 28, 2012:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our officers and directors; and

•	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

	After Offering (2)
Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary shares
Ziegler Asset Partners Trust (3)	1,850,667	21.7%
Peter Ziegler (3)	1,850,667	21.7%
Bulldog Investors (4)	895,386	10.49%
AQR Capital Management LLC (5)	756,000	8.86%
Polar Securities Inc. (6)	850,000	9.96%
Charbel Nader (7)	80,000	*
E. Stephen Streeter (8)	80,000	*
Marion Igarashi	0	*
Ian Zimmer (9)	21,333	*
Peter O’Brien (10)	21,333	*
All directors and executive officers as a group (5 individuals)	2,053,333	24.1%

*	Less than 1.0%

(1)	Unless otherwise indicated, the business address of each of the individuals is Level 9 Podium, 530 Collins Street, Melbourne VIC 3000, Australia.

(2)	Does not reflect 8,000,000 ordinary shares issuable upon exercise of insider warrants, which are not exercisable until the later of our completion of a business transaction and November 15, 2011.

(3)	All of such securities are held by Ziegler Asset Partners Pty. Ltd., as trustee for the Ziegler Asset Partners Trust. Mr. Ziegler is the sole director and company secretary of Ziegler Asset Partners Pty. Ltd.. which is owned by Bayleft Pty. Ltd. ACN 101 089 845, as trustee for the Ziegler Foundation Discretionary Trust. The beneficiaries of the Ziegler Foundation Discretionary Trust are the children of Peter Ziegler and his spouse, Andrea Ziegler. Mr. Ziegler has voting and investment control over these securities. These securities were placed in escrow prior to the date of the initial public offering prospectus and are currently subject to certain lock-up restrictions.

(4)	The business address of Bulldog Investors is Park 80 West Plaza Two, Suite 750, Saddle Brook NJ 07663. The number of shares reported is based on a Schedule 13G/A filed by Bulldog Investors on February 14, 2012.

(5)	The business address of AQR Capital Management LLC is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830. The number of shares reported is based on a Schedule 13G/A filed by AQR Capital Management LLC on February 8, 2012.

(6)	The business address of Polar Securities Inc. is 372 Bay Street, 21st Floor, Toronto, Canada A6 M5H 2W9. The number of shares reported is based on a Schedule 13G/A filed by Polar Securities Inc. on February 14, 2012.

(7)	These securities are held by The Drummond Trust. Mr. Nader has voting and investment control over these securities. These securities were placed in escrow prior to the date of the initial public offering prospectus and are currently subject to certain lock-up restrictions.

(8)	These securities are held by The Edward Stephen Streeter and Dana Streeter AB Living Trust. Mr. Streeter has voting and investment control over these securities. These securities were placed in escrow prior to the date of the initial public offering prospectus and are currently subject to certain lock-up restrictions.

(9)	These securities are held by Thelma Investments Pty. Ltd. as trustee for Thelma Investments Trust. Professor Zimmer is the sole director of Thelma Investments Pty. Ltd. and has voting and investment control over these securities. These securities were placed in escrow prior to the date of the initial public offering prospectus and are currently subject to certain lock-up restrictions.

(10)	These securities are held by Parkthorn No 2 Pty. Ltd. Mr. O’Brien is the sole director of Parkthorn No 2 Pty. Ltd. and has voting and investment control over these securities. These securities were placed in escrow prior to the date of the initial public offering prospectus and are currently subject to certain lock-up restrictions.

Transfers by the Holders of Our Initial Ordinary Shares and Insider Warrants

The share certificates relating to all of the initial ordinary shares were placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until (i) with respect to 20% of such shares, the date of consummation of our initial business transaction, (ii) with respect to 20% of such shares, the date on which the closing price of our ordinary shares has exceeded $11.75 for any 20 trading days within a 30-trading day period following the consummation of our initial business transaction, (iii) with respect to 20% of such shares, the date on which the closing price of our ordinary shares has exceeded $12.75 for any 20 trading days within a 30-trading day period following the consummation of our initial business transaction, (iv) with respect to 20% of such shares, the date on which the closing price of our ordinary shares has exceeded $14.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business transaction and (v) with respect to 20% of such shares, the date on which the closing price of our ordinary shares has exceeded $15.50 for any 20 trading days within a 30-trading day period following the consummation of our initial business transaction. All of the initial ordinary shares may be released from escrow earlier than as described above if following a business transaction, we engage in a subsequent transaction (1) resulting in our shareholders having the right to exchange their shares for cash or other securities or (2) involving a merger or other change in the majority of our board of directors or management team in which the company is the surviving entity.

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

In connection with the Transaction the holders of the initial ordinary shares and the insider warrants (the “Insider Holders”) entered into an agreement pursuant to which, at the closing of the Transaction, each Insider Holder would transfer to the Sellers, for no additional consideration a number of initial ordinary shares and insider warrants. The Insider Holders, the company and the underwriter for our initial public offering have agreed to certain amendments to the escrow agreement, effective as of the closing of the Transaction, to remove all of the limitations set forth therein on the initial ordinary shares and insider warrants from and after such closing, including without limitation, any requirement that such initial ordinary shares and insider warrants be subject to price hurdle(s) tied to the closing price of our equity securities.

B. Related Party Transactions

On July 29, 2010, in connection with the formation of our company, we issued 3,066,667 ordinary shares to Ziegler Asset Partners Trust, an affiliate of Mr. Ziegler, our chairman of the board and chief executive officer, for an aggregate of $25,000 in cash, in a private placement. In August 2010, Ziegler Asset Partners Trust entered into an agreement to transfer an aggregate of 406,334 ordinary shares for nominal consideration to Mr. Nader, our executive vice president, Mr. Brett Chenoweth, our then executive vice president, Mr. Streeter, our chief financial officer and executive vice president, Prof. Zimmer, a director, and Mr. O’Brien, a director. Subsequently, on November 15, 2010, we redeemed from our initial shareholders, at nominal cost to us, an aggregate of 613,330 of such initial ordinary shares, that we have cancelled. The 2,453,333 initial ordinary shares included an aggregate of up to 320,000 initial ordinary shares that were redeemed by us because the over-allotment option was not exercised by the underwriters. Additionally, our management purchased warrants exercisable for 8,000,000 ordinary shares, for $0.50 per warrant or a total of $4,000,000, in a private placement that occurred before the initial public offering. The table below sets forth the number of initial ordinary shares and insider warrants acquired by each of our initial shareholders, management team or their affiliates.

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

The proceeds from the sale of the insider warrants were deposited in the trust account pending our completion of a business transaction. The insider warrants are identical to the warrants included in the units sold in the initial public offering, except that the insider warrants: are subject to the transfer restrictions; are non-redeemable by us so long as they are held by our management team or their permitted transferees; and may be exercised by our management team or their permitted transferees on a cashless basis. Our management team agreed that the insider warrants will not be sold or transferred by them until 90 days after we have completed a business transaction, provided however that transfers can be made to certain permitted transferees who agree in writing to be bound by such transfer restrictions.

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

Ziegler Asset Partners Pty. Ltd., an affiliate of Mr. Ziegler, our chairman of the board and chief executive officer, loaned us an aggregate of $200,000 as of June 6, 2012 for the payment of expenses relating to investigating and selecting a target business and other working capital requirements. This loan bears interest at 8.5% per annum and is due the earlier of November 15, 2012 or the consummation of the company’s initial business transaction.

On July 23, 2012, the company received an additional loan of $200,000 from Ziegler Asset Partners Pty. Ltd, that bears interest at 8.5% per annum and is due the earlier of November 15, 2012 or the consummation of the Company’s initial business transaction.

On August 14, 2012, the company received an additional loan of $498,242 from Ziegler Asset Partners Trust, an affiliate of Mr. Ziegler. The company is required to use the proceeds of the loan solely for the payment of the Consent Fee.

On August 14, 2012, the company received an additional loan of $111,758 from Ziegler Asset Partners Trust, that bears interest at 8.5% per annum and is due the earlier of November 15, 2012 or the consummation of the Company’s initial business transaction.

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

A. Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

B. Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING.

A. Offer and Listing Details

The following table sets forth, for the periods indicated, the high and low sale prices for our ordinary shares, warrants and units, respectively, as reported on Nasdaq. (See Item 9C for the dates that the securities were traded on each market)

	Units		Ordinary Shares		Warrants
	High	Low	High	Low	High	Low
Fiscal Year Highs and Lows
November 16, 2010 - June 30, 2011	$11.50	$9.80	$12.54	$9.50	$0.55	$0.03
July 1, 2011 - June 30, 2012	$10.19	$9.95	$10.03	$9.60	0.48	0.09

2011 Fiscal Quarter Highs and Lows
Second Quarter (from November 16, 2011)	$10.00	$9.92	$12.54	$9.00	$0.50	$0.03
Third Quarter	$10.10	$9.90	$9.65	$9.63	$0.42	$0.21
Fourth Quarter	$11.50	$9.97	$10.00	$9.62	$0.55	$0.325

2012 Fiscal Quarter Highs and Lows
First Quarter	$10.10	$9.95	$9.78	$9.65	$0.46	$0.29
Second Quarter	$10.00	$9.96	$9.86	$9.70	$0.40	$0.29
Third Quarter	$10.19	$10.00	$9.99	$9.75	$0.38	$0.35
Fourth Quarter	$10.19	$10.05	$10.03	$9.92	$0.38	$0.09

2013 Fiscal Quarter Highs and Lows
First Quarter (through August 28, 2012)	$10.40	$10.05	$10.50	$9.98	$0.49	$0.04

Monthly Highs and Lows
March 2012	$10.19	$10.03	$9.99	$9.78	$0.38	$0.38
April 2012	$10.19	$10.12	$10.03	$9.92	$0.38	$0.25
May 2012	$10.14	$10.10	$10.03	$9.94	$0.28	$0.13
June 2012	$10.15	$10.05	$10.03	$9.95	$0.20	$0.09
July 2012	$10.40	$10.05	$10.08	$9.98	$0.23	$0.04
August 2012 (through August 28, 2012)	$10.20	$10.08	$10.50	$10.00	$0.49	$0.12

B. Plan of Distribution

Not applicable.

C. Markets

Our units are listed on Nasdaq under the symbol “AACOU.” Our ordinary shares and warrants began separately trading on Nasdaq on December 13, 2010 under the symbols “AAC” and “AACOW” respectively. See, “Item 3 – Key Information – Risk Factors – Nasdaq may delist our securities from trading on its exchange which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our memorandum and articles of association, as amended. The summary does not purport to be a summary of all of the provisions of our memorandum and articles of association, as amended, or of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands exempted companies.

Incorporation

We were incorporated in the Cayman Islands as an exempted company on July 29, 2010 under the Companies Law with company registration number 243679. Our authorized share capital is $50,000.00 divided into 49,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each.

Objects and Purposes

Section 3 of our memorandum and articles of association grants us full power and authority to carry out any object not prohibited by the Companies Law, as the same may be revised from time to time, or any other law of the Cayman Islands.

Directors

We have four directors. Our memorandum and articles of association, as amended, provide that our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Subject to their fiduciary duties and our memorandum and articles of association, as amended, directors may engage in transactions with us and vote on such transactions, provided the nature of the interest is disclosed in accordance with the procedures under our memorandum and articles of association, as amended. Directors also may exercise all the powers to borrow money and to mortgage or charge our undertaking, property, assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of us or of any third party.

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

Our memorandum and articles of association, as amended, set forth certain requirements and restrictions that apply to us until the consummation of our initial business transaction. We may amend any provision in our memorandum and articles of association, including those related to pre-business transaction activities, if approved by the holders of at least 66⅔% of our outstanding ordinary shares. We believe these provisions to be obligations to our shareholders and that investors will make an investment in our company relying, at least in part, on the enforceability of the rights and obligations set forth in these provisions. Specifically, our memorandum and articles of association, as amended, provide, among other things, that

•	if after November 15, 2012 we have not completed a business transaction, we will go through an automatic liquidation and, we will, as promptly as practicable, distribute to all of our public shareholders their pro rata share of the trust account. This has the same effect as if our board of directors and shareholders had formally voted in favor of our voluntary winding up under the Companies Law. As a result, shareholder approval would not be required to commence such a voluntary winding up;

•	our management will take all actions necessary to liquidate our trust account and distribute the proceeds to our public shareholders if a business transaction is not consummated by November 15, 2012;

•	until we consummate a business transaction that meets the conditions specified in the initial public offering prospectus, including the offering of redemption rights for public shareholders, we may not consummate any other merger, capital stock exchange, stock purchase, asset acquisition or similar transaction or acquire control through contractual arrangements of a target business;

•	we will only consummate a business transaction if holders of less than 92% of our public shares elect to redeem their shares and, solely if we seek shareholder approval, a majority of the outstanding ordinary shares voted are voted in favor of the business transaction;

•	solely if we conduct the redemptions in connection with our initial business transaction pursuant to the tender offer rules, public shareholders who properly exercise their redemption rights shall be entitled to receive their pro rata share of the aggregate amount then on deposit in the trust account excluding any amounts representing interest earned on the trust account; and

•	solely if we seek shareholder approval of our initial business transaction and we conduct redemptions in connection with our business transaction subject to the U.S. domestic issuer rules in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules as a result of the loss of our FPI status, public shareholders who properly exercise their redemption rights shall be entitled to receive their pro rata share of the aggregate amount then on deposit in the trust account excluding any amounts representing interest earned on the trust account regardless of whether they vote in favor of or against the business transaction.

General and Special Meetings

A general meeting shall be held:

•	once every calendar year as our annual general meeting at such time (not being more than fifteen months after the holding of the last preceding general meeting) and place as our board of directors shall appoint.

Such annual general meetings are called general meetings and all other meetings are called special meetings.

A special meeting shall be convened:

•	by a majority of the board of directors; or

•	by our chairman of the board.

Ten days notice of a general and special meeting is given to all shareholders, specifying the place, the day and the time of meeting and, in the case of a special meeting the nature of that business shall be given. All business shall be deemed special that is transacted at a special meeting.

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

There are no general limitations on the rights to own ordinary shares specified by the memorandum and articles of association as amended.

Changes in Capital

The company may from time to time by ordinary resolution:

•	consolidate and divide all or any of its share capital into ordinary shares of larger par value than its existing ordinary shares;

•	sub-divide its existing ordinary shares, or any of them, into ordinary shares of smaller par value than is fixed by the memorandum of association, subject nevertheless to the provisions of section 13 of the Companies Law; and

•	cancel any ordinary shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person.

The company may from time to time by special resolution:

•	divide its ordinary shares into several classes and attach thereto respectively any preferential, deferred, or special rights or restrictions in accordance with Article 4 of the memorandum and articles of association, as amended; and

•	change the currency denomination of its share capital.

Subject to the provisions of the Companies Law, the memorandum and articles of association, as amended, and, where applicable, the rules of Nasdaq and/or any competent regulatory authority, the company may:

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

C. Material Contracts

As of June 30, 2012, the company had not entered into any material contracts.

On July 11, 2012, the company, Harbinger Capital Partners Master Fund I, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Harbinger Master”), Harbinger Capital Partners Special Situations Fund, L.P., a limited partnership organized under the laws of the State of Delaware (“Harbinger Special Situations”), and Credit Distressed Blue Line Master Fund, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Blue Line” and together with Harbinger Master and Harbinger Special Situations, the “Sellers” and each, a “Seller”), entered into a stock purchase agreement (the “Agreement”).

Pursuant to the Agreement, in exchange for newly issued ordinary and preference shares of AAC, AAC will acquire (i) 77,462,783 ordinary shares, par value GBP 0.0001 per share (the “Subject Ferrous Shares”) of Ferrous Resources Ltd., a company organized under the laws of the Isle of Man (“Ferrous”); (ii) 12,500 shares of Class A, €1 (one euro) par value per share, and 71,619,017 convertible preferred equity certificates of Series A, €1 (one euro) par value per share, of Harbinger II S.à.r.l., a private limited liability company organized under the laws of Luxembourg (“Harbinger ACDL Blocker”) (which in turn owns 162,527,842 common shares, no par value per share (“ACDL Common Shares”), 1,211,946 Series V Special Shares, no par value per share (“ACDL Preferred Shares”), and will own 72,921 Subject Class VI ACDL Shares, no par value per share (“Class VI ACDL Shares”) of Asian Coast Development (Canada) Ltd., a company organized under the laws of British Columbia (“ACDL”)); (iii) 75,000,000 ACDL Common Shares owned by Blue Line; (iv) 17,566 Class VI ACDL Shares to be held by Blue Line after a planned $60 million equity investment; and (v) 1,000 shares of common stock, $0.001 par value per share of Blue Line ACDL, Inc., a company incorporated under the laws of the State of Delaware (“Blue Line ACDL Blocker”) (which in turn owns 173,865 ACDL Preferred Shares). As a result of the foregoing AAC would acquire (i) the 77,462,783 Subject Ferrous Shares, (ii) an aggregate of 237,527,842 ACDL Common Shares directly, or indirectly through Harbinger ACDL Blocker, (iii) an aggregate of 17,566 Class VI ACDL Shares directly, (iv) an aggregate of 72,921 Class VI ACDL Shares indirectly through Harbinger ACDL Blocker, and (v) an aggregate of 1,385,811 Series V ACDL Preferred Shares indirectly through Harbinger ACDL Blocker and Blue Line ACDL Blocker.

As full consideration for the sale, assignment, transfer and conveyance of the securities to us, we will issue an aggregate of 24,786,633 ordinary shares and 108,432 Class A Preference Shares, par value $0.001 per share, convertible into ordinary shares at a ratio of 100:1 and 100 Class B Preference Shares, par value $0.001 per share, having no economic rights and being non-transferable other than to affiliates of the Sellers, but with voting rights for the election of directors to the board of directors of AAC to the Sellers at the closing of the Share Exchange (including shares issuable in exchange for the Class VI ACDL Shares held by the Sellers).

The Agreement also provides that under certain circumstances Global Opportunities Breakaway Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Global Opportunities”) may become a party to the Agreement. Global Opportunities owns an aggregate of 15,000,000 ACDL Common Shares and 1,000 shares of common stock, $0.001 par value per share, of Breakaway ACDL, Inc., a company incorporated under the laws of the State of Delaware (“Global ACDL Blocker”) (which in turn owns 34,773 ACDL Preferred Shares). If Global Opportunities becomes a party to the Agreement, AAC would acquire these additional ACDL Common Shares and ACDL Preferred Shares, directly, or indirectly (through Global ACDL Blocker), from Global Opportunities in exchange for newly issued ordinary shares and/or preference shares of the company. In addition, the Agreement provides that under certain circumstances Kelson Canada, Inc., a corporation organized under the laws of Nova Scotia (“Kelson”) may become a party to the Agreement. Kelson owns 9,514,000 Subject Ferrous Shares. If Kelson becomes a party to the Agreement, the company would acquire these additional Subject Ferrous Shares from Kelson in exchange for newly issued ordinary shares and/or preference shares of the company. There can be no assurance that either Global Opportunities or Kelson will become a party to the Agreement.

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

A beneficial owner of our securities that is not described as a U.S. holder and is not an entity treated as a partnership for U.S. federal income tax purposes will be considered a “non-U.S. holder.” The U.S. federal income tax consequences applicable to non-U.S. holders are described below under the heading “Non-U.S. Holders.”

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

In the case of a U.S. holder that is a corporation, dividends that we pay will generally be taxable at regular corporate rates of up to 35% and generally will not qualify for a dividends-received deduction. In the case of certain non-corporate U.S. holders, to the extent we are treated as a “qualified foreign corporation,” and subject to certain limitations (including a holding period requirement), dividends that we pay generally will be subject to tax at the maximum tax rate accorded to capital gains for tax years beginning on or before December 31, 2012, after which the rate applicable to dividends is currently scheduled to return to the tax rate generally applicable to ordinary income. We do not believe that we are a “qualified foreign corporation,” however. A foreign corporation is treated as a “qualified foreign corporation” if the stock with respect to which dividends are paid is readably tradable on an established securities market in the United States and the foreign corporation is not a passive foreign investment company for the taxable year in which the dividends are paid and the preceding taxable year. Because, as discussed below, we believe that we were a passive foreign investment company for our taxable year ended June 30, 2012, we do not believe that we were a “qualified foreign corporation” for our taxable year ended June 30, 2012, and we do not expect to be a “qualified foreign corporation” for our current taxable year, and you are urged to consult with your own tax counsel with respect to the determination of our status as a “qualified foreign corporation” at each such time. In addition, it is unclear whether the conversion feature of the ordinary shares may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the time period prior to the approval of our initial business transaction.

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

Sale or Other Disposition of Ordinary Shares

As indicated below, we believe that we are a PFIC. The remainder of the discussion in this paragraph assumes that we are not a PFIC. In the event we are not a PFIC, gain or loss you realize on the sale or other disposition of our ordinary shares (other than redemption but including liquidation if we do not consummate a business transaction within the required time) will be capital gain or loss. Any capital gain or loss you realize on a sale or other disposition of our ordinary shares will generally be long-term capital gain or loss if your holding period for the ordinary shares is more than one year. However, the conversion feature of the ordinary shares conceivably could affect your ability to satisfy the holding period requirements for the long-term capital gain tax rate with respect to the time period prior to the approval of an initial business transaction. The amount of your gain or loss will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition (or, if the ordinary shares are held as part of a unit at the time of the disposition, the portion of the amount realized on such disposition that is allocated to the ordinary shares based upon the then fair market values of the ordinary shares and the warrant included in the unit) and (ii) your adjusted tax basis in the ordinary shares so disposed of. Capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain, and is generally eligible for a reduced rate of taxation for individuals. Long-term capital gains recognized by certain non-corporate holders with respect to tax years beginning on or before December 31, 2012 may qualify for a reduced rate of taxation of 15% or lower. Gain recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss recognized by a U.S. holder on the sale, exchange or other disposition of ordinary shares generally will be allocated to U.S. source income for U.S. foreign tax credit purposes. The deduction of losses (including capital losses) realized upon a taxable disposition by a U.S. holder of our ordinary shares (whether or not held as part of a unit) is subject to certain limitations. Each U.S. holder is advised to consult such holder’s own tax advisor regarding the limitations on the deductibility of losses.

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

In determining whether any of the foregoing tests are satisfied, you must take into account not only shares actually owned by you, but also shares of our ordinary shares that are constructively owned by you. You may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which you have an interest or that have an interest in you, as well as any stock you have a right to acquire by exercise of an option, which would generally include ordinary shares which could be acquired pursuant to the exercise of the warrants. In order to meet the substantially disproportionate test, the percentage of our outstanding voting shares actually and constructively owned by you immediately following the redemption of ordinary shares, must among other requirements, be less than 80 percent of the percentage of our outstanding voting shares actually and constructively owned by you immediately before the redemption. There will be a complete termination of your interest if either (i) all of our shares actually and constructively owned by you are redeemed or (ii) all of the shares of our stock actually owned by you are redeemed and you are eligible to waive, and effectively waive in accordance with specific rules, the attribution of shares owned by certain family members and you do not constructively own any other shares. The redemption of the ordinary shares will generally not be essentially equivalent to a dividend if your redemption results in a “meaningful reduction” of your proportionate interest in us. Whether the redemption will result in a meaningful reduction in your proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” You should consult with your own tax advisors as to the tax consequences of an exercise of the redemption right.

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

Sale or Other Disposition, or Expiration of Warrants

As indicated below, we believe that we are a PFIC. The remainder of the discussion in this paragraph assumes that we are not a PFIC. Subject to the PFIC discussion below, upon a sale, exchange (other than by exercise), redemption, or expiration of a warrant, you will be required to recognize taxable gain or loss in an amount equal to the difference between (i) the amount realized upon such disposition or expiration (or, if the warrant is held as part of a unit at the time of the disposition of the unit, the portion of the amount realized on such disposition that is allocated to the warrant based on the then fair market values of the warrant and the common stock included in the unit) and (ii) the U.S. holder’s tax basis in the warrant (that is, as discussed above, the portion of the U.S. holder’s purchase price for a unit that is allocated to the warrant, as described above under “Allocation of Basis”). Such gain or loss would generally be treated as long-term capital gain or loss if the warrant was held by you for more than one year at the time of such disposition or expiration. As discussed above, the deductibility of capital losses is subject to certain limitations.

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

It is also possible that a cashless exercise of a warrant could be treated as a taxable exchange, in which gain or loss would be recognized. In such event, the holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered and the holder’s tax basis in the warrants deemed surrendered. In this case, a holder’s tax basis in the ordinary shares received might equal the sum of the gain recognized on the exchange and the holder’s tax basis in the warrants surrendered. A holder’s holding period for the ordinary shares would commence on the date following the date of exercise of the warrant.

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

Possible Ordinary Income Treatment in Respect of Payment of Premium Purchase Price Following a Vote in Favor of a Proposed Business Transaction

In the event we seek shareholder approval in connection with a proposed business transaction and we do not conduct redemptions in connection with our business transaction pursuant to the tender offer rules , we may agree to pay a premium purchase price to shareholders who might otherwise elect to redeem their shares at the closing of such business transaction. While not free from doubt, any such premium purchase price may be treated for U.S. federal income tax purposes as ordinary income, and not as a payment in consideration for the redemption of our ordinary shares. A U.S. holder should consult with its own tax advisors regarding the U.S. federal income tax treatment of any such premium purchase price.

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

Because we are a company with no current active business, we believe that it is likely that we met the PFIC asset or income test for our taxable year ended June 30, 2012 and will meet the PFIC asset or income test for our current taxable year. The PFIC rules contain an exception to PFIC status for companies in their “start-up year.” Under this exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income, if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of these years. We believe that we were a PFIC for our taxable year ended June 30, 2012, which was the first taxable year following our first year, and, accordingly, we believe that we did not qualify for the start-up year exception. Consequently, we believe that we were a PFIC for our taxable year ended June 30, 2012. In addition, we can provide no assurance that we will not be a PFIC for either our current taxable year or for any subsequent taxable year.

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

In general, a U.S. holder may avoid the PFIC consequences described above in respect of our ordinary shares by making a QEF election for the first taxable year of the U.S. holder’s holding period for our ordinary shares. If a U.S. holder (an “Electing Holder”) makes a timely QEF election, the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not the Electing Holder received distributions from us in each year in which we are a PFIC. The Electing Holder’s adjusted tax basis in the ordinary shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the ordinary shares and will not be taxed again once distributed. A U.S. holder may make a separate election to defer the payment of taxes on an undistributed income inclusion under the QEF election rules, but if deferred, any such taxes will be subject to an interest charge. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our ordinary shares. A QEF election is made on a shareholder-by-shareholder basis, and a U.S. holder may make a QEF election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form. Once made, a QEF election can only be revoked with consent of the IRS.

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

Alternatively, if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange or other market,” as defined in applicable Treasury regulations, a U.S. holder of our ordinary shares could elect for the first taxable year in which the U.S. holder holds (or is deemed to hold) our ordinary shares to mark the ordinary shares to market annually. In such event, a U.S. holder would recognize as ordinary income or loss each year an amount equal to the difference between the U.S. holder’s adjusted tax basis in such ordinary shares and its fair market value. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election in previous taxable years. A U.S. holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. A U.S. holder who makes a mark-to-market election would not be subject to the general PFIC regime described above. Although it is expected that our ordinary shares will be listed on Nasdaq (which is a “qualified exchange”) we cannot predict at this time whether there would be sufficient trading activity for our ordinary shares to be treated as “regularly traded.” Accordingly, there can be no assurance that a U.S. holder of our ordinary shares would be able to make a mark-to-market election. U.S. holders should consult their own tax advisors as to requirements for, advisability of, consequences of, and procedures for, making a mark-to-market election. Currently, it appears that a mark-to-market election may not be made with respect to the warrants.

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

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Peter Ziegler, Chief Executive Officer, Australia Acquisition Corp., Level 9 Podium, 530 Collins Street, Melbourne VIC 3000.

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

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Except as set forth below, there have been no modifications to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities.

On August 13, 2012, the shareholders of the company approved an amendment to the company’s articles of association (the “Amendment”). The description of the Amendment set forth in the company’s Report on Form 6-K filed with the SEC on August 14, 2012 is incorporated herein by reference.

ITEM 15.	CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

As required by Rule 13a-15 under the Exchange Act, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as of the end of the period covered by this annual report on Form 20-F. This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer. Based upon that evaluation, management concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management (including our principal executive officer and principal financial officer) to allow timely decisions regarding required disclosure and that our disclosure controls and procedures are effective to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b) Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company in accordance with and as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized transactions.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management has evaluated the effectiveness of the company’s internal control over financial reporting as of June 30, 2012. Management based its assessment on the framework set forth in Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) Internal Control – Integrated Framework (1992) in conjunction with Securities and Exchange Commission Release No. 33-8820 entitled “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities and Exchange Commission”.

We believe that internal control over financial reporting is effective as of June 30, 2012. This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Our internal controls over financial reporting were not subject to attestation by the company’s registered public accounting firm pursuant to rules of the SEC that permit the company to provide only management's report in this annual report.

(c) Attestation Report of the Registered Public Accounting Firm.

Not applicable.

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

Our audit committee of the board of directors consists of Professor Ian Zimmer, Mr. Peter O’Brien and Dr. Marion Igarashi. Each member of the audit committee is financially sophisticated, as required by Nasdaq listing standards. In addition, the board of directors has determined that Professor Zimmer qualifies as an “audit committee financial expert,” as defined under the applicable rules of the SEC. Our board of directors has determined that Professor Zimmer, Mr. O’Brien and Dr. Igarashi are “independent directors” as such term is defined in Rule 10A-3 of the Exchange Act and the rules of Nasdaq .

ITEM 16B.	CODE OF ETHICS.

In November 2010, our board of directors adopted a code of ethics that applies to our directors, officers and employees. We will provide a copy of this code of ethics to any person that requests it, free of charge. Requests for copies of our code of ethics should be sent in writing to Peter Ziegler, Chief Executive Officer, Australia Acquisition Corp., Level 9 Podium, 530 Collins Street, Melbourne VIC 3000.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The aggregate fees billed for professional services rendered by our auditors for our most recent fiscal year ended June 30, 2012 and for the period from July 29, 2010 (inception) to June 30, 2011, respectively, were as follows:

	Year ended June 30 2012	July 29, 2010 (inception) to June 30 2011
Audit Fees (1)	$43,978	$38,031
Audit Related Fees (2)	$0	$0
Tax Fees (3)	$0	$0
All Other Fees (4)	$0	$0

(1) Audit fees represent fees for professional services related to the audit of our financial statements for our fiscal year ended June 30, 2012 and for the period from July 29, 2010 (inception) to June 30, 2011.

(2) Audit related fees represent the aggregate fees billed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees” above.

(3) Tax fees represent the fees for professional services related to tax compliance, tax advice and tax planning.

(4) All other fees represent fees billed for products and services rendered by our principal accountant, other than the services reported under “Audit Fee, ” “Audit Related Fees ” and “Tax Fees. ”

Our audit committee has adopted procedures requiring audit committee review and approval in advance of all particular engagements for services provided by our independent auditor. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by our audit committee. All of the engagements (i.e. 100%) and fees for our fiscal year ended June 30, 2012 and for the period from July 29, 2010 (inception) to June 30, 2012, respectively, were approved by our audit committee and all such engagements were completed by our independent auditor with no work performed by persons other than our independent auditor’s full-time, permanent employees. Our audit committee reviews with our auditor whether the non-audit services to be provided are compatible with maintaining the auditor’s independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

The following financial statements are filed as part of this annual report.

Page
Financial Statements
Report of Independent Registered Public Accounting Firm	73
Balance Sheets as of June 30, 2012 and June 30, 2011	74
Statements of Operations for the year ended June 30, 2012, for the period from July 29, 2010 (inception) to June 30, 2011 and from July 29, 2010 (inception) to June 30, 2012	75
Statements of Changes in Shareholders’ Equity for the year ended June 30, 2012, for the period from July 29, 2010 (inception) to June 30, 2011 and from July 29, 2010 (inception) to June 30, 2012	76
Statements of Cash Flows for the year ended June 30, 2012, for the period from July 29, 2010 (inception) to June 30, 2011 and from July 29, 2010 (inception) to June 30, 2012	77
Notes to Financial Statements	78

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Australia Acquisition Corp.

We have audited the accompanying balances sheets of Australia Acquisition Corp. (a corporation in the development stage) (the “Company”) as of June 30, 2012 and 2011, and the related statements of operations, changes in shareholders’ equity, and cash flows for the year ended June 30, 2012, for the period from July 29, 2010 (inception), to June 30, 2011 and for the period from July 29, 2010 (inception) to June 30, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Australia Acquisition Corp. (a corporation in the development stage) as of June 30, 2012 and 2011 and the results of its operations and its cash flows for the year ended June 30, 2012, for the period from July 29, 2010 (inception) to June 30, 2011 and for the period from July 29, 2010 (inception) to June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rosen Seymour Shapss Martin & Company LLP

New York, New York

August 29, 2012

AUSTRALIA ACQUISITION CORP.

(a corporation in the development stage)

Balance Sheets

	June 30,	June 30,
	2012	2011
Assets
Current assets:
Cash	$78,555	$608,318
Prepaid expenses	59,167	55,518
Total current assets	137,722	663,836
Restricted cash held in trust	64,666,270	64,670,391
Total assets	$64,803,992	$65,334,227

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$528,622	$53,730
Note payable - related party	200,000	-
Total current liabilities	728,622	53,730
Ordinary shares subject to possible redemption, 5,887,999 shares (at redemption value)	59,492,958	59,496,750

Commitments and contingencies
Shareholders’ equity:
Preferred stock, $0.001 par value, 1,000,000 shares authorized; none issued and outstanding	-	-
Ordinary shares, $0.001 par value, 49,000,000 shares authorized; 8,533,333 shares issued and outstanding (includes 5,887,999 shares subject to possible redemption)	8,534	8,534
Additional paid-in capital	6,013,513	6,009,721
Deficit accumulated during the development stage	(1,439,635)	(234,508)
Total shareholders’ equity	4,582,412	5,783,747
Total liabilities and shareholders’ equity	$64,803,992	$65,334,227

The accompanying notes are an integral part of the financial statements.

AUSTRALIA ACQUISITION CORP.

(a corporation in the development stage)

Statement of Operations

	Year Ended	July 29, 2010	July 29, 2010
	June 30,	(Inception) to	(Inception) to
	2012	June 30, 2011	June 30, 2012
Revenue	$-	$-	$-
Cost of revenue	-	-	-
Gross profit (loss)	-	-	-
Formation and operating costs	1,201,007	264,899	1,465,906
Loss before change in fair value of cash equivalents in trust account	(1,201,007)	(264,899)	(1,465,906)
Change in fair value of cash equivalents in trust account	(4,121)	30,391	26,270
Net loss	$(1,205,128)	$(234,508)	$(1,439,636)

Basic and diluted net loss per ordinary share	$(0.14)	(0.04)	(0.19)
Weighted average ordinary shares outstanding — basic and diluted	8,533,333	6,688,190	7,648,819

The accompanying notes are an integral part of the financial statements.

AUSTRALIA ACQUISITION CORP.

(a corporation in the development stage)

Statement of Changes in Shareholders’ Equity

For the Year Ended June 30, 2012 and for the period from July 29, 2010 (Inception) to June 30, 2011

	Ordinary shares		Additional	Deficit Accumulated During the
	Shares	Amount	Paid-In Capital	Development Stage	Shareholders’ Equity
Sale of ordinary shares issued to initial shareholders at July 29, 2010	3,066,667	$3,067	$21,933	-	$25,000
Redemption of initial ordinary shares	(933,334)	(933)	933	-	-
Sale of 6,400,000 units, net of underwriters’ discount and offering expenses (including 5,887,999 shares subject to possible redemption)	6,400,000	6,400	61,483,605	-	61,490,005
Net proceeds subject to possible redemption of 5,887,999 shares	-	-	(59,496,750)	-	(59,496,750)
Sale of private placement warrants	-	-	4,000,000	-	4,000,000
Net loss	-	-	-	(234,508)	(234,508)
Balance at June 30, 2011	8,533,333	8,534	6,009,721	(234,508)	5,783,747
Change in value of shares subject to possible redemption	-	-	3,792	-	3,792
Net loss	-	-	-	(1,205,128)	(1,205,128)
Balance at June 30, 2012	8,533,333	$8,534	$6,013,513	$(1,439,636)	$4,582,411

The accompanying notes are an integral part of the financial statements.

AUSTRALIA ACQUISITION CORP.

(a corporation in the development stage)

Statement of Cash Flows

	Year Ended June 30, 2012	July 29, 2010 (Inception) to June 30, 2011	July 29, 2010 (Inception) to June 30, 2012
Cash flows from operating activities:
Net loss	$(1,205,128)	$(234,508)	$(1,439,636)
Adjustments to reconcile net loss to net cash used in operating activities:
Increase in prepaid expenses	(3,648)	(55,518)	(59,167)
Change in fair value of cash equivalents in trust account	4,121	(30,391)	(26,270)
Increase in accounts payable and accrued expenses	474,892	53,730	528,623
Net cash used in operating activities	(729,763)	(266,687)	(996,450)

Cash flows from investing activities:
Cash deposited in trust account	-	(64,640,000)	(64,640,000)

Cash flows from financing activities:
Proceeds from notes payable to shareholders	$200,000	$200,000	400,000
Repayment of notes payable – shareholder		(200,000)	(200,000)
Proceeds from sale of initial ordinary shares		25,000	25,000
Proceeds from public offering of units		64,000,000	64,000,000
Proceeds from sale of insider warrants		4,000,000	4,000,000
Payment of offering costs		(2,509,995)	(2,509,995)
Net cash provided by financing activities	200,000	65,515,005	65,715,005

Net increase (decrease) in cash	(529,763)	608,318	78,555
Cash beginning of period	608,318	-	-
Cash end of period	$78,555	$608,318	$78,555

The accompanying notes are an integral part of the financial statements.

AUSTRALIA ACQUISITION CORP.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

Note 1 — Organization and Nature of Business Operations

Australia Acquisition Corp. (a corporation in the development stage) (the “Company”) was incorporated in the Cayman Islands on July 29, 2010. The Company was formed to acquire, or acquire control of, through a merger, stock exchange, asset acquisition or similar business transaction one or more currently unidentified operating businesses or assets (“Business Transaction”). The Company is considered to be in the development stage as defined under accounting principles generally accepted in the United States of America (“U.S. GAAP”) and is subject to the risks associated with activities of development stage companies.

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

The Company is currently evaluating Business Transaction candidates. All activity through June 30, 2012 relates to the Company’s formation and initial public offering (the “Offering”) described below and identifying and investigating prospective Target Businesses with which to consummate a Business Transaction. As used herein, “Target Business” shall mean one or more businesses or assets that the Company may target for a Business Transaction. There can be no assurance that the Company will be able to successfully effect a Business Transaction.

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

The funds in the Trust Account will not be released until the earlier of the consummation of a Business Transaction or the Company’s liquidation if the Company is unable to consummate a Business Transaction by November 15, 2012; provided, however, the Company shall be permitted to draw amounts from the interest earned on the funds in the Trust Account that the Company needs to pay its income or other tax obligations and any remaining interest that the Company needs for its working capital requirements. The proceeds of the Offerings held outside of the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

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

The Company, after signing a definitive agreement for the acquisition of one or more Target Businesses, might not submit the transaction for shareholder approval. If no shareholder approval is sought, the Company will proceed with a Business Transaction if it is approved by its board of directors and holders of less than 92% of the Company’s public Ordinary Shares exercise their redemption rights. The Company will conduct the redemptions without a shareholder vote pursuant to the tender offer rules. In connection with redemptions under the tender offer rules, public shareholders properly exercising their redemption rights shall be entitled to receive a per share pro rata portion of the Trust Account (excluding taxes and interest) as of the commencement of the tender offer. In the event that the Company seeks shareholder approval in connection with its Business Transaction, the Company will proceed with a Business Transaction only if a majority of the outstanding Ordinary Shares (as defined in Note 4) voted are voted in favor of the Business Transaction and holders of less than 92% of the Company’s public Ordinary Shares exercise their redemption rights. However, the Company's officers’, directors’ or their affiliates’ participation in privately-negotiated transactions (as described in the prospectus relating to the Offering), if any, could result in the approval of a Business Transaction even if the holders of a majority of the Company’s public Ordinary Shares either vote against, or indicate their intention to vote against, or the holders of 92% or more of the Company’s public Ordinary Shares exercise or indicate their intention to exercise their redemption rights in connection with such Business Transaction. If the Company seeks shareholder approval of a Business Transaction and is deemed a foreign private issuer at such time or is otherwise required to comply with the foreign private issuer rules, the public shareholders will be required to exercise their redemption rights in accordance with the tender offer rules. If the Company is no longer subject to the foreign private issuer rules and conducts a shareholder vote pursuant to a proxy statement under the proxy rules, the public shareholders will be able to redeem their Ordinary Shares in connection with such vote. In connection with a shareholder vote and redemption under the proxy rules, if a Business Transaction is approved and consummated: public shareholders voting in favor of or against the Business Transaction and electing to redeem Ordinary Shares shall be entitled to receive a per share pro rata portion of the Trust Account (excluding taxes and interest). The Ordinary Shares subject to possible redemption have been recorded at fair value and classified as temporary equity, in accordance with U.S. GAAP. The Company’s Initial Shareholders (as defined in Note 5) consisting of all of the officers and directors have agreed, in the event the Company seeks shareholder approval of its Business Transaction, to vote their Initial Ordinary Shares (as defined in Note 5) in favor of a Business Transaction. The Company’s officers and directors have also agreed to vote Ordinary Shares acquired by them in the Offering or in the aftermarket in favor of a Business Transaction submitted to the Company’s shareholders for approval.

The Company’s memorandum and articles of association, as amended, provide that if after 24 months from the date of the prospectus relating to the Offering the Company has not completed a Business Transaction, it will go through an automatic liquidation. This has the same effect as if the Company’s board of directors and shareholders had formally voted to approve its voluntary winding up under the Companies Law in the Cayman Islands. As a result, no vote would be required from the Company’s shareholders to commence such a voluntary winding up. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the price per share in the Offering (assuming no value is attributed to the Warrants contained in the Units offered in the Offering discussed in Note 4).

Note 2 — Summary of Significant Accounting Policies

Basis of presentation

The financial statements of the Company are presented in U.S. dollars in conformity with U.S. GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The Company has selected June 30 as its fiscal year end.

Development Stage Company

The Company complies with the reporting requirements of U.S GAAP. At June 30, 2012, the Company has not commenced any operations nor generated revenue to date, other than interest on the trust fund balance and is a shell company under the rules and regulations of the SEC. All activity through June 30, 2012 relates to the Company’s formation and the Offering and identifying and investigating a prospective Target Business.

Fair Value of Financial Instruments

The fair values of the Company’s assets and liabilities that qualify as financial instruments under U.S. GAAP, approximate their carrying amounts presented in the accompanying balance sheet.

Net Loss per Common Share

The Company complies with accounting and disclosure requirements of U.S. GAAP. Net loss per share is computed by dividing net loss by the weighted average number of Ordinary Shares outstanding for the period.

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

Income Taxes

The Company follows the provisions of U.S. GAAP which prescribes a recognition threshold and measurement attribute for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on its tax return. U.S. GAAP requires that the financial statements reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. There were no adjustments related to uncertain tax positions recognized during the period July 29, 2010 (inception) to June 30, 2012.

New Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards, if adopted, would have a material effect on the accompanying financial statements.

Note 3 – Per Share Information

Basic Earnings per Ordinary Share (“Basic EPS”) is computed by dividing net income by the weighted-average number of Ordinary Shares outstanding. Diluted Earnings per Ordinary Share (“Diluted EPS”) is computed by dividing net income by the weighted-average number of Ordinary Shares, and dilutive Ordinary Share equivalents and convertible securities then outstanding. U.S. GAAP requires the presentation of both Basic EPS and Diluted EPS on the face of the Company’s Statements of Operations. Ordinary Share equivalents totaling 14,400,000 were excluded from the computation of Diluted EPS for the year ended June 30, 2012 and for the period from July 29, 2010 (inception) to June 30, 2011, as their effect on the computation of Diluted EPS would have been anti-dilutive since the net loss per share would decrease.

The following table sets forth the computation of basic and diluted per share information:

	Year Ended June 30, 2012	July 29, 2010 (Inception) to June 30, 2011	July 29, 2010 (Inception) to June 30, 2012
Numerator :
Net (loss):	$(1,205,128)	$(234,508)	$(1,439,636)

Denominator :
Weighted-average Ordinary Shares outstanding	8,533,333	6,688,190	7,648,819

Net (loss) per share:
Basic and diluted	$(0.14)	$(0.04)	$(0.19)

Note 4 —Initial Public Offering

On November 19, 2010, the Company sold 6,400,000 units (“Units”) at a price of $10.00 per unit to the public. Each Unit consists of one ordinary share, $0.001 par value (“Ordinary Share”), of the Company, and one redeemable Ordinary Share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase one Ordinary Share at an exercise price of $11.50 (a) commencing on the later of (i) the completion of a Business Transaction with a Target Business and (ii) one year from the effective date of prospectus relating to the Offering and (b) expiring five years from the date of the Business Transaction, unless earlier redeemed by the Company . The Warrants are redeemable at a price of $0.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the Ordinary Shares is at least $17.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is sent. In accordance with the warrant agreement relating to the Warrants, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Ordinary Shares issuable upon exercise of the Warrants. The Company will not be obligated to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration statement is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to settle the warrant exercise in cash .. Consequently, the Warrants may expire unexercised and unredeemed. Notwithstanding the foregoing, if a registration statement covering the Ordinary Shares issuable upon exercise of the Warrants is not effective within a specified period following the consummation of a Business Transaction, the holders of the Warrants may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis.

Note 5 — Related Party Transactions

On July 29, 2010, in connection with the formation of the Company, the Company issued 3,066,667 Ordinary Shares to Ziegler Asset Partners Trust, an affiliate of Peter Ziegler, the Company’s chairman and chief executive officer, for an aggregate of $25,000 in cash, in a private placement (the “Initial Ordinary Shares”). In August 2010, Ziegler Asset Partners Trust entered into an agreement to transfer an aggregate of 406,334 Initial Ordinary Shares for nominal consideration to Charbel Nader, the Company’s executive vice president, Brett Chenoweth, the Company’s then executive vice president, E. Stephen Streeter, the Company’s chief financial officer and executive vice president, Ian Zimmer, a director of the Company, and Peter O’Brien, a director of the Company. Subsequently, on November 15, 2010, the Company redeemed from its Initial Shareholders (as defined below), at a nominal cost to the Company, an aggregate of 613,334 of such Initial Ordinary Shares, that the Company had cancelled. On December 1, 2010, the Company redeemed an aggregate of 320,000 Initial Ordinary Shares from its Initial Shareholders (as defined below), at a nominal cost, as a result of the underwriters’ decision not to exercise the Over-Allotment Option.

On July 20, 2010, the Company issued an unsecured promissory note in the aggregate principal amount of $150,000 to Ziegler Asset Partners Pty. Ltd., an affiliate of Mr. Ziegler, the Company’s chairman and chief executive officer. The note was non-interest bearing and payable on the earlier of July 29, 2011 or the consummation of the Offering. Due to the short-term nature of the note, the fair value of the note approximated its carrying amount of $150,000. In October 2010, Ziegler Asset Partners Pty. Ltd. advanced the Company an aggregate of $50,000, payable on demand without interest, to pay certain costs of the Offering. On November 19, 2010, the Company repaid in full the promissory note and advance.

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

Additionally, the Company’s officers and directors have agreed that the Insider Warrants will not be sold or transferred by them until 90 days after the Company has completed a Business Transaction. The Company believes based on a review of the trading prices of the public warrants of other “shell” or “blank check” companies similar to the Company, that the purchase price of $0.50 per Insider Warrant is not less than the approximate fair value of such Insider Warrants on the date of issuance. Therefore, the Company did not record stock-based compensation expense upon the sale of the Insider Warrants.

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

On June 6, 2012 , Ziegler Asset Partners Pty. Ltd. loaned the Company $200,000. The loan bears interest at 8.5% per annum and is payable the earlier of November 15, 2012 or the consummation of the Company’s initial business transaction.

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

The fair value of the Unit Purchase Option is estimated as of the date of grant using the following assumptions: (1) expected price volatility of 35%, (2) a risk-free interest rate of 1.73% and (3) an expected life of 5 years. The Unit Purchase Option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described in Note 4 above), such that the holder may use the appreciated value of the Unit Purchase Option (the difference between the exercise prices of the Unit Purchase Option and the underlying Warrants and the market price of the Units and underlying Ordinary Shares) to exercise the Unit Purchase Option without the payment of cash.

The Company will have no obligation to settle the exercise of the Unit Purchase Option or the Warrants underlying the Unit Purchase Option in cash . The holder of the Unit Purchase Option will not be entitled to exercise the Unit Purchase Option or the Warrants underlying the Unit Purchase Option unless a registration statement covering the securities underlying the Unit Purchase Option is effective or an exemption from registration is available. If the holder is unable to exercise the Unit Purchase Option or underlying Warrants, the Unit Purchase Option or underlying Warrants, as applicable, will expire worthless.

Note 7 — Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors.

Note 8 — Ordinary Shares

On July 29, 2010, in connection with the formation of the Company, the Company issued 3,066,667 Initial Ordinary Shares to certain parties described in Note 5, for an aggregate of $25,000 in cash, in a private placement. Subsequently, on November 15, 2010, the Company redeemed from its Initial Shareholders, at nominal cost, an aggregate of 613,334 of such Initial Ordinary Shares, that the Company had cancelled.

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

On December 1, 2010, the Company redeemed, from its Initial Shareholders, at a nominal cost, an aggregate of 320,000 Initial Ordinary Shares as a result of the underwriters’ decision not to exercise the Over-Allotment Option. The Company redeemed these Initial Ordinary Shares in order to maintain the Initial Shareholders’ collective 25% ownership interest in the Company’s Ordinary Shares after giving effect to the Offering and the non-exercise of the underwriters’ over-allotment option.

Note 9 —Investment in Trust Account

As described in Note 1, the net proceeds of the Offering was deposited in an interest-bearing trust account and invested in government securities. Investments at June 30, 2012 consist of the following:

	Cost	Gross Unrealized Holding Gain	Fair Value
Fixed income securities:
U.S. Treasury Securities	$64,635,569	$30,701	$64,666,270

Note 10 — Fair Value Measurements

The Company determines the fair value of its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually in accordance with U.S. GAAP, as described below.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2012, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize indirect data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are based on unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability:

Description	June 30, 2012	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Restricted cash equivalents held in Trust Account	$64,666,270	$64,666,270

Note 11 – Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through August 28, 2012, the date the accompanying financial statements became available to be issued. Significant subsequent events requiring disclosure were comprised of the following:

On July 11, 2012, the Company (“AAC”), Harbinger Capital Partners Master Fund I, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Harbinger Master”), Harbinger Capital Partners Special Situations Fund, L.P., a limited partnership organized under the laws of the State of Delaware (“Harbinger Special Situations”), and Credit Distressed Blue Line Master Fund, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Blue Line” and together with Harbinger Master and Harbinger Special Situations, the “Sellers” and each, a “Seller”), entered into a stock purchase agreement (the “Agreement”). Pursuant to the Agreement, in exchange for newly issued ordinary and preference shares of AAC, AAC will acquire (i) 77,462,783 ordinary shares, par value GBP 0.0001 per share (the “Subject Ferrous Shares”) of Ferrous Resources Ltd., a company organized under the laws of the Isle of Man (“Ferrous”); (ii) 12,500 shares of Class A, €1 (one euro) par value per share, and 71,619,017 convertible preferred equity certificates of Series A, €1 (one euro) par value per share, of Harbinger II S.à.r.l., a private limited liability company organized under the laws of Luxembourg (“Harbinger ACDL Blocker”) (which in turn owns 162,527,842 common shares, no par value per share (“ACDL Common Shares”), 1,211,946 Series V Special Shares, no par value per share (“ACDL Preferred Shares”), and will own 72,921 Subject Class VI ACDL Shares, no par value per share (“Class VI ACDL Shares”) of Asian Coast Development (Canada) Ltd., a company organized under the laws of British Columbia (“ACDL”)); (iii) 75,000,000 ACDL Common Shares owned by Blue Line; (iv) 17,566 Class VI ACDL Shares to be held by Blue Line after a planned $60 million equity investment; and (v) 1,000 shares of common stock, $0.001 par value per share of Blue Line ACDL, Inc., a company incorporated under the laws of the State of Delaware (“Blue Line ACDL Blocker”) (which in turn owns 173,865 ACDL Preferred Shares). As a result of the foregoing AAC would acquire (i) the 77,462,783 Subject Ferrous Shares, (ii) an aggregate of 237,527,842 ACDL Common Shares directly, or indirectly through Harbinger ACDL Blocker, (iii) and aggregate of 17,566 Class VI ACDL Shares directly, (iv) an aggregate of 72,921 Class VI ACDL Shares indirectly through Harbinger ACDL Blocker, and (v) an aggregate of 1,385,811 Series V ACDL Preferred Shares indirectly through Harbinger ACDL Blocker and Blue Line ACDL Blocker. The transactions contemplated by the Agreement are referred to herein as the “Share Exchange.”

As full consideration for the sale, assignment, transfer and conveyance of the securities to the Company, the Company will issue an aggregate of 24,786,633 ordinary shares and 108,432 Class A Preference Shares, par value $0.001 per share, convertible into ordinary shares at a ratio of 100:1 and 100 Class B Preference Shares, par value $0.001 per share, having no economic rights and being non-transferable other than to affiliates of the Sellers, but with voting rights for the election of directors to the board of directors of the Company to the Sellers at the closing of the Share Exchange (including shares issuable in exchange for the Class VI ACDL Shares held by the Sellers).

Concurrently with the Share Exchange, AAC will (a) provide its shareholders with the opportunity to redeem their ordinary shares of AAC for cash equal to their pro rata share of the aggregate amount held in the Trust Account as of the commencement of the tender offer, less taxes and interest (the “Tender Offer”), upon the consummation of the Share Exchange.  The Share Exchange and Tender Offer are collectively referred to herein as the “Transaction.”

On July 23, 2012, the Company received an additional loan of $200,000 from Ziegler Asset Partners Pty. Ltd, that bears interest at 8.5% per annum and is due the earlier of November 15, 2012 or the consummation of the Company’s initial business transaction.

On August 13, 2012, the Company, announced the results of the Company’s special meeting of shareholders held on August 13, 2012.  The special meeting was held for the purpose of voting on an amendment to the Company’s Articles of Association (the “Charter Amendment”) to: (i) extend the date by which the Company must either consummate a business combination or commence proceedings to dissolve and liquidate from August 15, 2012 to November 15, 2012; and (ii) provide shareholders that did not cast a vote on, by abstention or otherwise, or voted against the Charter Amendment with an opportunity to redeem any ordinary shares of the Company held by them.  The Charter Amendment was approved by the Company’s shareholders.

On August 13, 2012, the Company also announced it will extend the expiration date of its previously announced Tender Offer to 5:00 p.m., New York City time, on September 13, 2012, unless further extended, withdrawn or terminated.  The Tender Offer was originally scheduled to expire at midnight, on Monday, August 13, 2012.

On August 14, 2012, the Company received an additional loan of $498,242 from Ziegler Asset Partners Trust, an affiliate of Mr. Ziegler. The Company is required to use the proceeds of the loan solely for the payment of a consent fee (the “Consent Fee”) to the Company’s shareholders that voted to approve the Charter Amendment, in an amount equal to US$0.05 per ordinary share, per month, commencing August 15, 2012, until the earlier of (i) the date that the Transaction is consummated, and (ii) October 15, 2012. The loan bears interest at 8.5% per annum. Repayment of the loan and interest thereon is contingent upon and subject to the consummation of the Transaction.

On August 14, 2012, the Company received a loan of $226,474 from Harbinger Master, Harbinger Special Situations, and Blue Line. The Company is required to use the proceeds of the loan solely for the payment of the Consent Fee. The loan bears interest at 8.5% per annum. Repayment of the loan and interest thereon is contingent upon and subject to the consummation of the Transaction.

On August 14, 2012, the Company received an additional loan of $111,758 from Ziegler Asset Partners Trust, that bears interest at 8.5% per annum and is due the earlier of November 15, 2012 or the consummation of the Company’s initial business transaction.

On August 17, 2012 the Company received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”) advising that Nasdaq has initiated proceedings to delist the Company’s ordinary shares, units and warrants (the “Listed Securities”) from the Nasdaq Capital Market due to the Company’s failure to meet the 300 public holder requirement set forth in Nasdaq Listing Rule 5550(a)(3). On August 23, 2012, the Company submitted a request to appeal the delisting determination to the Nasdaq hearings panel. Nasdaq granted the Company’s request for a hearing and its delisting determination has been stayed pending a final written decision on the appeal. In the event the appeal is not successful, the Company expects that the Listed Securities will be delisted from the Nasdaq Capital Market. If the Listed Securities are delisted from the Nasdaq Capital Market, the Company anticipates that its securities will be immediately eligible for quotation on the OTC Bulletin Board.

ITEM 19.	EXHIBITS.

Exhibit No.		Description

1.1	(1)	Underwriting Agreement, dated November 15, 2010, by and between the Registrant and Cohen & Company Capital Markets, LLC.
1.1.1		Amendment, dated as of August 14, 2012, to the Underwriting Agreement, dated November 15, 2010, by and between the Registrant and Cohen & Company Capital Markets, LLC.
3.1	(2)	Memorandum of Association.
3.2	(1)	Articles of Association, as amended.
3.2.1	(5)	Amendment to Articles of Association.
4.1	(2)	Specimen Unit Certificate.
4.2	(2)	Specimen Ordinary Share Certificate.
4.3	(2)	Specimen Warrant Certificate.
4.4	(1)	Warrant Agreement, dated November 15, 2010, by and between the Registrant and Continental Stock Transfer & Trust Company.
4.5	(2)	Form of Representative’s Unit Purchase Option.
10.1	(1)	Investment Management Trust Agreement, dated November 15, 2010, by and between the Registrant and Continental Stock Transfer & Trust Company.
10.1.1		Amendment, dated August 14, 2012, to Investment Management Trust Agreement, dated November 15, 2010, by and between the Registrant and Continental Stock Transfer & Trust Company.
10.1.2		Indemnity Letter Agreement, dated August 14, 2012, by and between the Registrant and Continental Stock Transfer & Trust Company.
10.1.3		Indemnity Escrow Agreement, dated August 14, 2012, by and among the Registrant, Continental Stock Transfer & Trust Company, as Trustee, and Continental Stock Transfer & Trust Company, as Escrow Agent.
10.2	(3)	Initial Ordinary Share Subscription Agreement.
10.3	(2)	Initial Securities Assignment Agreement.
10.4	(1)	Warrant Subscription Agreement, dated as of November 15, 2010, by and between the Registrant and the security holders named therein.
10.4.1		Amendment, dated as of August 14, 2012, to Warrant Subscription Agreement, dated as of November 15, 2010, by and between the Registrant and the security holders named therein.
10.5	(1)	Securities Escrow Agreement, dated November 15, 2010, by and among the Registrant, the security holders named therein and Continental Stock Transfer & Trust Company.
10.6	(1)	Registration Rights Agreement, dated November 15, 2010, by and among the Registrant and the security holders named therein.
10.7	(3)	Form of Letter Agreement by and among the Registrant, the Representative and Ziegler Asset Partners Pty. Ltd.
10.8	(3)	Form of Letter Agreement by and among the Registrant, the Representative and each executive officer and director other than Mr. Ziegler.
10.9	(3)	Form of Letter Agreement by and among the Registrant, the Representative and Peter Ziegler.
10.10	(2)	Form of Letter Agreement by and between the Registrant and Ziegler Asset Partners regarding administrative support.
10.11	(3)	Form of Indemnity Agreement.
10.12	(4)	Stock Purchase Agreement, dated as of July 11, 2012 by and among Australia Acquisition Corp., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Credit Distressed Blue Line Master Fund, Ltd (incorporated by reference from Exhibit 2.1 to the Form 6-K filed by Australia Acquisition Corp. on July 11, 2012).
10.12.1	(6)	Amendment No. 1, dated as of August 23, 2012, to the Stock Purchase Agreement, dated as of July 11, 2012, by and among Australia Acquisition corp., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Credit Distressed Blue Line Master Fund Ltd.
12.1		Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
12.2		Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).
13		Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

14	(2)	Code of Ethics.
99.1	(2)	Form of Audit Committee Charter.
99.2	(2)	Form of Nominating Committee Charter.

(1) Incorporated by reference to the Registrant’s Form 6-K filed on November 22, 2010 (Commission File No. 001-34959)

(2) Incorporated by reference to the Registrant’s Form F-1 filed on October 18, 2010 (Commission File No. 333-169983)

(3) Incorporated by reference to the Registrant’s Amendment No. 1 to Form F-1 filed on November 5, 2010 (Commission File No. 333-169983)

(4) Incorporated by reference to the Registrant’s Form 6-K filed on July 7, 2012

(5) Incorporated by reference to the Registrant’s Form 6-K filed on August 14, 2012.

(6) Incorporated by reference to the Registrant’s Form 6-K filed on August 27, 2012

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1.1	Amendment, dated as of August 14, 2012, to the Underwriting Agreement, dated November 15, 2010, by and between the Registrant and Cohen & Company Capital Markets, LLC.
10.1.1	Amendment, dated August 14, 2012, to Investment Management Trust Agreement, dated November 15, 2010, by and between the Registrant and Continental Stock Transfer & Trust Company.
10.1.2	Indemnity Letter Agreement, dated August 14, 2012, by and between the Registrant and Continental Stock Transfer & Trust Company.
10.1.3	Indemnity Escrow Agreement, dated August 14, 2012, by and among the Registrant, Continental Stock Transfer & Trust Company, as Trustee, and Continental Stock Transfer & Trust Company, as Escrow Agent.
10.4.1	Amendment, dated as of August 14, 2012, to Warrant Subscription Agreement, dated as of November 15, 2010, by and between the Registrant and the security holders named therein.
12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).
13	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: August 30, 2012

AUSTRALIA ACQUISITION CORP.

By:	/s/ Peter Ziegler
Peter Ziegler
Chairman of the Board and Chief Executive Officer

