Form 20-F/A
period 2012-06-30
Australia Acquisition Corp
filed 2012-09-17
CIK 1499593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

Explanatory Note Regarding Amendment No. 1

This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F of Australia Acquisition Corp. for the fiscal year ended June 30, 2012, which was filed with the Securities and Exchange Commission on August 30, 2012 (the “Annual Report”), is being filed for the sole purpose of furnishing the XBRL Interactive Data Files.

The remainder of the Annual Report is unchanged and is not reproduced in this Amendment No. 1. This Amendment No. 1 speaks as of the original filing date of the Annual Report and has not been updated to reflect events occurring subsequent to the original filing date. Accordingly, in conjunction with reading this Amendment No. 1, you should also read all other filings that we have made with the Securities and Exchange Commission since the date of the original filing.

ITEM 19.	EXHIBITS.

Exhibit No.		Description

1.1	(1)	Underwriting Agreement, dated November 15, 2010, by and between the Registrant and Cohen & Company Capital Markets, LLC.
1.1.1	(7)	Amendment, dated as of August 14, 2012, to the Underwriting Agreement, dated November 15, 2010, by and between the Registrant and Cohen & Company Capital Markets, LLC.
3.1	(2)	Memorandum of Association.
3.2	(1)	Articles of Association, as amended.
3.2.1	(5)	Amendment to Articles of Association.
4.1	(2)	Specimen Unit Certificate.
4.2	(2)	Specimen Ordinary Share Certificate.
4.3	(2)	Specimen Warrant Certificate.
4.4	(1)	Warrant Agreement, dated November 15, 2010, by and between the Registrant and Continental Stock Transfer & Trust Company.
4.5	(2)	Form of Representative’s Unit Purchase Option.
10.1	(1)	Investment Management Trust Agreement, dated November 15, 2010, by and between the Registrant and Continental Stock Transfer & Trust Company.
10.1.1	(7)	Amendment, dated August 14, 2012, to Investment Management Trust Agreement, dated November 15, 2010, by and between the Registrant and Continental Stock Transfer & Trust Company.
10.1.2	(7)	Indemnity Letter Agreement, dated August 14, 2012, by and between the Registrant and Continental Stock Transfer & Trust Company.
10.1.3	(7)	Indemnity Escrow Agreement, dated August 14, 2012, by and among the Registrant, Continental Stock Transfer & Trust Company, as Trustee, and Continental Stock Transfer & Trust Company, as Escrow Agent.
10.2	(3)	Initial Ordinary Share Subscription Agreement.
10.3	(2)	Initial Securities Assignment Agreement.
10.4	(1)	Warrant Subscription Agreement, dated as of November 15, 2010, by and between the Registrant and the security holders named therein.
10.4.1	(7)	Amendment, dated as of August 14, 2012, to Warrant Subscription Agreement, dated as of November 15, 2010, by and between the Registrant and the security holders named therein.
10.5	(1)	Securities Escrow Agreement, dated November 15, 2010, by and among the Registrant, the security holders named therein and Continental Stock Transfer & Trust Company.
10.6	(1)	Registration Rights Agreement, dated November 15, 2010, by and among the Registrant and the security holders named therein.
10.7	(3)	Form of Letter Agreement by and among the Registrant, the Representative and Ziegler Asset Partners Pty. Ltd.
10.8	(3)	Form of Letter Agreement by and among the Registrant, the Representative and each executive officer and director other than Mr. Ziegler.
10.9	(3)	Form of Letter Agreement by and among the Registrant, the Representative and Peter Ziegler.
10.10	(2)	Form of Letter Agreement by and between the Registrant and Ziegler Asset Partners regarding administrative support.
10.11	(3)	Form of Indemnity Agreement.
10.12	(4)	Stock Purchase Agreement, dated as of July 11, 2012 by and among Australia Acquisition Corp., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Credit Distressed Blue Line Master Fund, Ltd (incorporated by reference from Exhibit 2.1 to the Form 6-K filed by Australia Acquisition Corp. on July 11, 2012).
10.12.1	(6)	Amendment No. 1, dated as of August 23, 2012, to the Stock Purchase Agreement, dated as of July 11, 2012, by and among Australia Acquisition corp., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Credit Distressed Blue Line Master Fund Ltd.
12.1	(7)	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
12.2	(7)	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).
13	(7)	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

101	XBRL Instance Document
101	XBRL Taxonomy Extension Schema Document
101	XBRL Taxonomy Extension Calculation Linkbase Document
101	XBRL Taxonomy Extension Definition Linkbase Document
101	XBRL Taxonomy Extension Label Linkbase Document
101	XBRL Taxonomy Extension Presentation Linkbase Document

14	(2)	Code of Ethics.
99.1	(2)	Form of Audit Committee Charter.
99.2	(2)	Form of Nominating Committee Charter.

(1) Incorporated by reference to the Registrant’s Form 6-K filed on November 22, 2010 (Commission File No. 001-34959)

(2) Incorporated by reference to the Registrant’s Form F-1 filed on October 18, 2010 (Commission File No. 333-169983)

(3) Incorporated by reference to the Registrant’s Amendment No. 1 to Form F-1 filed on November 5, 2010 (Commission File No. 333-169983)

(4) Incorporated by reference to the Registrant’s Form 6-K filed on July 7, 2012

(5) Incorporated by reference to the Registrant’s Form 6-K filed on August 14, 2012

(6) Incorporated by reference to the Registrant’s Form 6-K filed on August 27, 2012

(7) Incorporated by reference to the Registrant’s Form 20-F filed on August 30, 2012

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
101	XBRL Instance Document
101	XBRL Taxonomy Extension Schema Document
101	XBRL Taxonomy Extension Calculation Linkbase Document
101	XBRL Taxonomy Extension Definition Linkbase Document
101	XBRL Taxonomy Extension Label Linkbase Document
101	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: September 17, 2012

AUSTRALIA ACQUISITION CORP.

By:	/s/ Peter Ziegler
Peter Ziegler
Chairman of the Board and Chief Executive Officer